File No. 82-34972

LOEB & LOEB LLP

DAVID C. FISCHER

345 Park Avenue
New York NY 10154-1895

Direct 212.407.4827
Main 212.407.4000
Fax 212.214.0686
dfischer@loeb.com

RECEIVED

2008 MAY 13 A 9:04

FFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

May 7, 2008

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C 20549

Re: PA Holdings Limited.--Submission Pursuant to Exchange Act Rule 12g3-2(b)
File No. 82-34972

Dear Ladies and Gentlemen:

A copy of the PA Holdings Limited Notices of Court Meetings and General Meeting, sent to shareholders on April 29, 2008, is enclosed.

Very truly yours,

David C. Fischer

08002470

PROCESSED
MAY 15 2008
THOMSON REUTERS

dlw 5/13

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is duly authorised under the Financial Services and Markets Act 2000. This document does not constitute, or aim to give, investment advice in connection with the Proposals.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe, shares in any jurisdiction in which such offer or solicitation is unlawful. Further details in relation to overseas shareholders are contained in paragraph 16 of Part 1 (*Explanatory Statement*) and Part 7 (*Overseas Shareholders*) of this document.

Your attention is drawn to the letter from the Chairman of PAH at the front of this document and to the Explanatory Statement in Part 1 of this document which contains the unanimous recommendation of your Board that PAH Ordinary Shareholders vote in favour of the Proposals both at the relevant Court Meeting and at the General Meeting.

Recommended proposals for the

Demerger

of the

Ventures Business and the Consulting Business

of

PA Holdings Limited

by means of a scheme of arrangement under section 899 of the Companies Act 2006 and a reconstruction under section 110 of the Insolvency Act 1986

Notices of Court Meetings and General Meeting

RECEIVED
2008 MAY 13 A 9:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

No PAH Shares, PAH2 Shares, PAH3 Shares, IpexH Shares or Limited Partnership Units have been marketed to, nor are any PAH Shares, PAH2 Shares, PAH3 Shares, IpexH Shares or Limited Partnership Units available for purchase by, the public in the United Kingdom or elsewhere in connection with the Demerger. This document does not constitute an offer or an invitation to any person to subscribe for or to purchase any securities in PAH, PAH2, PAH3 or IpexH or any interest in the Ipex Fund.

Neither the PAH Shares, PAH2 Shares, PAH3 Shares, IpexH Shares nor the Limited Partnership Units will be dealt on AIM or any recognised stock exchange. Please note that the PA Internal Market, which is expected to operate in respect of the PAH3 Ordinary Shares in a similar way to the way in which it currently operates in respect of the PAH Ordinary Shares, is not a recognised stock exchange. Neither the IpexH Shares nor the Limited Partnership Units will be dealt in on the PA Internal Market.

Notices of the Court Meetings and of the General Meeting of PAH to be held on 28 May 2008, commencing respectively at 12 noon and 12.15 p.m. (or as soon thereafter as the second of the Court Meetings concludes or is adjourned), are set out in Part 11 and Part 12 respectively of this document.

Whether or not you intend to be present at the meetings, PAH Ordinary Shareholders should complete and return the forms of proxy accompanying this document to the Registrars, as soon as possible and in any event so as to arrive by not later than 48 hours before the time appointed for the relevant meeting (although the forms of proxy for the Court Meetings may be handed to the Chairman at the Court Meetings). A summary of the action to be taken by PAH Ordinary Shareholders is set out in paragraph 21 of Part 1 of this document.

Securities may not be offered or sold in the United States unless they are registered under the Securities Act or are exempt from such registration requirements. Any securities issued pursuant to the Scheme or the Demerger have not been and will not be registered under the Securities Act but will be issued in reliance on exemptions. Neither the PAH2 Shares, the PAH3 Shares, the IpexH Shares nor the Limited Partnership Units referred to in this document have been approved or disapproved by the United States Securities and Exchange Commission, any US State Securities commission or any other regulatory authority in the United States, nor have any of the foregoing authorities passed on or endorsed the merits of the Scheme or the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offence in the United States.

Any securities issued to or for the benefit of any resident of Canada pursuant to the Scheme or the Demerger will not be qualified for sale under the securities laws of any province or territory of Canada and will be subject to resale restrictions. Any securities issued to or for the benefit of any resident of Australia are being issued pursuant to exemptions under section 708 of the Corporations Act 2001 and no prospectus is being lodged or registered in Australia in respect of the securities in accordance with that Act.

PAH and/or PAH2 and/or PAH3 and/or IpexH and/or the Ipex Fund may include forward looking statements in oral or written public statements issued by or on behalf of PAH and/or PAH2 and/or PAH3 and/or IpexH and/or the Ipex Fund.

These forward looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward looking statements. Important factors which may cause actual results to differ include, but are not limited to, the unanticipated loss of a material client or key personnel, the actions of competitors, shifts in industry rates of compensation, government compliance costs or litigation, natural disasters or acts of terrorism, and the overall level of economic activity in PAH's major markets. In light of these and other uncertainties, the forward looking statements included in the document should not be regarded as a representation by PAH, PAH2, PAH3, IpexH or the Ipex Fund that PAH, PAH2, PAH3, IpexH or the Ipex Fund's plans and objectives will be achieved.

Neither PAH, PAH2, PAH3, IpexH nor the Ipex Fund undertakes any obligation to update the forward looking statements to reflect actual results, or any change in events, conditions or assumptions or other factors, unless required to do so.

A number of changes and additions have been made to the outline proposals described in the Q&A Documents previously sent to you. This document is the definitive statement of the Proposals and replaces, and should be read to the exclusion of, the Q&A Documents. Accordingly, you should rely on this document (which includes a set of Q&As in Part 2) in relation to the Proposals and you should not rely on the Q&A Documents.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Latest time for lodging[1]:	
• pink form of proxy for the US Smaller Shareholders Meeting	12 noon on 26 May 2008
• blue form of proxy for the Non US and US Larger Shareholders Meeting	12.05 p.m. on 26 May 2008
Latest time and date for receipt by the Registrars of white forms of proxy for the General Meeting[2]	12.15 p.m. on 26 May 2008
Voting record time (in respect of the Court Meetings and the General Meeting)	6.00 p.m. on 26 May 2008
Court Meetings:	
• US Smaller Shareholders Meeting	12 noon on 28 May 2008
• Non US and US Larger Shareholders Meeting[3]	12.05 p.m. on 28 May 2008
General Meeting[4]	12.15 p.m. on 28 May 2008
Court hearing to sanction the Scheme[5]	19 June 2008
The order to sanction the Scheme is lodged, the Scheme becomes effective and the exercise of options becomes effective	20 June 2008
Court hearing to confirm the reduction of capital of PAH provided for under the Scheme	By 23 June 2008
Record time and date in order to participate in the Proposals	6.00 p.m. on 23 June 2008
The PAH Reduction of Capital becomes effective and PAH2 becomes the holding company of PAH	24 June 2008
Written resolutions in the form or substantially in the form of Part 13 of this document of the shareholders of PAH2 are signed by their attorney to place PAH2 into liquidation	24 June 2008
Completion of the Demerger pursuant to the Demerger Agreement and section 110 Insolvency Act 1986	24 June 2008
Court hearing to confirm the IpexH Reduction of Capital	25 June 2008
Court hearing to confirm the PAH3 Reduction of Capital	25 June 2008
IpexH Reduction of Capital becomes effective	26 June 2008
PAH3 Reduction of Capital becomes effective	26 June 2008
Despatch of certificates for PAH3 Shares and IpexH Shares	By 1 July 2008
Payment of the $4.50 dividend to US Smaller Shareholders	By 18 August 2008
The next dealing period for trading in PAH3 Ordinary Shares commences on the PA Internal Market	8 September 2008

[1] Forms of proxy for either of the Court Meetings not returned by this time may be handed to the Chairman of the applicable Court Meeting at that meeting.

[2] A form of proxy for the General Meeting must be lodged by 12.15 p.m. on 26 May 2008 in order to be valid (or, in the case of an adjournment, not later than 48 hours before the time fixed for the holding of the adjourned meeting).

[3] The meeting is to commence at the time fixed or, if later, immediately following the conclusion or adjournment of the preceding meeting.

[4] The meeting is to commence at the time fixed or, if later, immediately following the conclusion or adjournment of the preceding meeting.

[5] All following dates are indicative only and will depend, inter alia, on the date upon which the Court sanctions the Scheme.

All times are London times.

The dates given are based on the Directors' current expectations and may be subject to change. If the scheduled date of the court hearing to sanction the Scheme is changed then PAH will give adequate notice of the change. All PAH Shareholders have the right to attend the Court Hearing to sanction the Scheme and the PAH Reduction Court Hearing to sanction the PAH Reduction of Capital. All IpexH Shareholders have the right to attend the IpexH Reduction Court Hearing to sanction the IpexH Reduction of Capital. All PAH3 Shareholders have the right to attend the PAH3 Reduction Court Hearing to sanction the PAH3 Reduction of Capital.

Reference is made in numerous places in this document to 18 April 2008. This was the last date before the publication of this document when changes were made to the register of members of PAH, being the date when the PAH share register was updated following the closing of the March 2008 dealing period of the PA Internal Market.

THIS DOCUMENT IS IMPORTANT AND REQUIRES

YOUR IMMEDIATE ATTENTION

PA Holdings Limited
(Registered in England No. 2235016)

Registered Office:
123 Buckingham Palace Road
London
SW1W 9SR

29 April 2008

Dear Shareholder

Recommended proposals for the demerger of the Ventures Business and the Consulting Business of PA Holdings Limited

On 11 February 2008 and 7 March 2008 we sent you briefings on the recommendation by the Board and Management Committee that PA should separate its Consulting Business from its Ventures Business. We refer to those briefing documents as the Q&A Documents.

The proposals to effect the Demerger are set out in this document. I appreciate that this document is complicated; however what it seeks to achieve is relatively straightforward, namely a separation of the Ventures Business from the main Consulting Business. Your Directors believe that this is in PA's shareholders' best interests as it provides the optimal structure to maximise overall returns to shareholders through:

- A Consulting Business which is focused on delivering excellent client service and which is able to recruit the best talent by ensuring that the share based part of PA's compensation model remains attractive.
- A professionally managed Ventures Business which is dedicated to maximising the value of the intellectual property created from within PA (and elsewhere), and which is structured to deliver medium to long term value through venture realisations.

The manner by which the Demerger is proposed to be implemented is necessarily complex and requires many legal and structuring steps. The details are set out in paragraph 3 of Part 1 of this document and you should rely on that paragraph and the rest of this document for a full description of what is proposed. However, at a high level and with some simplification, there are primarily three different categories of PAH Ordinary Shareholder and at the conclusion of the Demerger and after the Ipex Fund has been set up we anticipate that, for every PAH Ordinary Share held prior to the Demerger, each category of PAH Ordinary Shareholder will receive the following:

1. The PA ESOP (and its subsidiary):

One share in the Consulting Business and sufficient Limited Partnership Units to allocate to alphabet shareholders

2. US Smaller Shareholders (that is shareholders with a registered address in the US and a holding of fewer than 1,750 shares in PAH):

One share in the Consulting Business, a payment by way of special dividend of $4.50 in cash and one Limited Partnership Unit

3. All other PAH Ordinary Shareholders:

One share in the Consulting Business, one share in the Ventures Business (IpexH) and one Limited Partnership Unit

The "Limited Partnership Units" will together represent 66 per cent. of profits (if any) generated by the Ipex Fund (after it has made certain payments ranking in priority such as the repayment of advances and associated returns and the payment of certain expenses) from the sale or other realisation of investments in the Ventures Business.

The other 34 per cent. of any such profits will be remitted to Ipex Capital which it will pay up to IpexH which in turn will make dividend payments to IpexH Shareholders.

The US$4.50 payment to US Smaller Shareholders upon the Demerger is to compensate them for not receiving shares in IpexH and any attendant future dividends.

The approval of PA's shareholders and the approval of the High Court of Justice of England and Wales is required if the proposed Demerger is to be implemented.

This document is to give you the full information about the Proposals that we promised in the Q&A Documents and in particular to give you notice of the Court Meetings and General Meeting (the notices are in Parts 11 and 12 of this document). This document is the definitive statement of the Proposals and replaces the Q&A Documents.

Your Board believes the Proposals set out in this document to be in the best interests of PAH Shareholders as a whole to ensure the enduring success of the PA Consulting Business and maximise the opportunities for the Ventures Business and the Consulting Business to succeed and flourish.

Accordingly, along with all the other Directors of PAH, I recommend that you vote 'for' the Scheme at the Court Meeting relevant to you and (if you are a PAH Ordinary Shareholder) 'for' the resolutions to be proposed at the General Meeting.

Best Regards

Jon Moynihan

Jon Moynihan
Executive Chairman

PART 1

EXPLANATORY STATEMENT

(In compliance with section 897 of the Companies Act 2006)

29 April 2008

To the PAH Shareholders and, for information only, to participants in the PAH Share Plans

Dear Shareholder

Recommended proposals for the demerger of the Ventures Business and the Consulting Business of PA Holdings Limited

1. Introduction

We are writing to you to explain the Proposals.

Your attention is drawn to my letter at the front of this document and the answers to questions in Part 2 of this document, all of which form part of this Explanatory Statement.

The purpose of this document is to:

- provide you with full details of the Proposals;
- explain why the Directors believe that the Proposals are in the best interests of PAH and PAH Shareholders;
- explain to you the resolutions to be put to PAH Ordinary Shareholders at the Court Meetings and the General Meeting, which will take place on 28 May 2008;
- recommend that PAH Ordinary Shareholders vote in favour of these resolutions; and
- provide you with other relevant information.

The Scheme is set out in full in Part 9 of this document. The Notice of the Court Meetings at which approval for the Scheme will be sought and the Notice of the General Meeting at which resolutions relating to, amongst other matters, the Proposals will be formally proposed are set out in Parts 11 and 12 of this document respectively.

A number of changes and additions have been made to the proposals as described in the Q&A Documents previously sent to you. In particular the ultimate holding company of the Consulting Business was referred to in the Q&A Documents as PAH2 whereas, following changes to the proposed implementation of the Proposals, that company is now referred to as PAH3. This document is the definitive statement of the Proposals and replaces and should be read to the exclusion of the Q&A Documents. Accordingly you should rely only on this document in relation to the Proposals and you should not rely on the Q&A Documents.

2. Reasons for the Proposals

Your Board is proposing the demerger of the Ventures Business and the Consulting Business for the reasons given in the Chairman's letter on page 5.

Further explanation is given in Part 2 of this document of the reasons for the Demerger.

3. Detailed terms and conditions of the Proposals

Current Structure

The Group Structure before the Demerger is illustrated below.



PAH Shareholders
Alphabet Shareholders
PAH
PACS (UK Consulting Business)
Ipex Capital
PAIL
Ipex Knowledge Auto-txt New Venture Cos Other IP
Established Ventures (ProcServe, AditOn, Aegate, Plaque Attack)
Non-UK Consulting Companies

Reorganisation

The PA Group's ownership of the various companies comprising the Ventures Business is currently split between Ipex Capital and PAIL. A reorganisation of the Ventures Business will be required to facilitate the Demerger which will involve the following:

- the transfer of PAIL's shareholdings in AditOn, Aegate and Plaque Attack to Ipex Capital by way of sale at market value; and
- the transfer by Ipex Capital of its interests in ProcServe to PAH.



PAH Shareholders
Alphabet Shareholders
Transfer of ProcServe from Ipex Capital to PAH
PAH
Ipex Capital
PACS (UK Consulting Business)
PAIL (Non-UK Consulting Companies)
Ipex Knowledge Auto-txt New Venture Cos Other IP
Established Ventures (ProcServe, AditOn, Aegate, Plaque Attack)
Transfers of PAIL shareholdings in Venture Companies (excluding ProcServe)
Payment by Ipex Capital for PAIL shareholdings

The Scheme

The most efficient way of effecting the Proposals is to insert a new holding company over PAH. This is to be done pursuant to the Scheme, which is a scheme of arrangement under section 899 of the Companies Act 2006 requiring the approval of the Court to become effective. Under the Scheme, PAH Shareholders will receive equivalent PAH2 Shares in place of their PAH Shares.

If the resolutions are passed at the General Meeting, as a preliminary step the PAH Ordinary Shares will be reclassified and converted with effect immediately prior to the Scheme:

(a) The PA ESOP and Sherobee (its wholly owned subsidiary) have agreed that they will not receive IpexH Shares (i.e. shares in the demerged Ventures Business) as a result of the implementation of the Proposals. Accordingly the PAH Ordinary Shares held by them will be reclassified and converted into PAH X Ordinary Shares immediately prior to the Scheme becoming effective. When the PAH X Ordinary Shares are cancelled and the PA ESOP and Sherobee receive PAH2 X Ordinary Shares under the Scheme, the rights attaching to the PAH2 X Ordinary Shares will include the right to receive PAH3 X Ordinary Shares pursuant to the Demerger but not the right to receive IpexH Shares.

(b) In order to allow the Proposals to be implemented without satisfying requirements of US securities laws that the Board considers to be unduly onerous the US Smaller Shareholders will not receive IpexH Shares under the Proposals. They will instead receive a special dividend of US$4.50 per share. The PAH Ordinary Shares held by the US Smaller Shareholders will be reclassified and converted into PAH Y Ordinary Shares immediately prior to the Scheme becoming effective. When the PAH Y Ordinary Shares are cancelled and the US Smaller Shareholders receive PAH2 Y Ordinary Shares under the Scheme the rights attaching to the PAH2 Y Ordinary Shares will include a right to receive PAH3 Y Ordinary Shares carrying the right to a special dividend of US$4.50 per PAH3 Y Ordinary Share held.

(c) The PAH Ordinary Shares held by persons other than the PA ESOP, Sherobee and the US Smaller Shareholders will be reclassified and converted into PAH Z Ordinary Shares with effect immediately prior to the Scheme becoming effective. When the PAH Z Ordinary Shares are cancelled and such persons receive PAH2 Z Ordinary Shares under the Scheme the rights attaching to the PAH2 Z Ordinary Shares will include a right to receive both PAH3 Z Ordinary Shares and IpexH Shares pursuant to the Demerger.

Following the Demerger and the payment of the special dividend on the PAH3 Y Ordinary Shares, the PAH3 X Ordinary Shares, the PAH3 Y Ordinary Shares and the PAH3 Z Ordinary Shares will be reclassified and converted into a single class of PAH3 Ordinary Shares.

Under the Scheme:

(a) All PAH Shares other than the PAH Golden Share then in issue will be cancelled pursuant to the PAH Reduction of Capital, and the PAH Shareholders will receive PAH2 Shares credited as fully paid on the following basis:

For each PAH X Ordinary Share held	**One PAH2 X Ordinary Share**
For each PAH Y Ordinary Share held	**One PAH2 Y Ordinary Share**
For each PAH Z Ordinary Share held	**One PAH2 Z Ordinary Share**
For each PAH A Share held	**One PAH2 A Share**
For each PAH B Share held	**One PAH2 B Share**
For each PAH C Share held	**One PAH2 C Share**
For each PAH Preference Share held	**One PAH2 Preference Share**

and the PAH2 Golden Share will be allotted and issued to the Butten Trustees in consideration of the payment of £1.00 by them to PAH2.

(b) The trustee of the PA ESOP will be the first subscriber for shares in PAH2 and will subscribe for one PAH2 X Ordinary Share, nil paid.

(c) The credit arising in the books of PAH as a result of the cancellation will be used to pay up in full at par new shares in PAH with an aggregate nominal value equal to the aggregate nominal value of the PAH Shares cancelled. The new shares will be the Consulting Shares, having the rights set out in the Amended PAH Articles. These will be issued to PAH2 in return for the issue of PAH2 Shares to PAH Shareholders.

(d) The rights attaching to the PAH Golden Share are to be modified as described under the paragraph headed Butten Trustees in paragraph 19 below.

As a result, PAH2 (see chart below) will become the holding company of the PA Group and all of its shares will be owned by former PAH Shareholders.

The full terms of the Scheme are set out in Part 9 of this document.


PAH2 Shareholders
Alphabet Shareholders
Insertion of new holding company
PAH2
Butten Trustees (Golden Share)
PAH
Ipex Capital
PACS
(UK Consulting Business)
PAIL
(Non-UK Consulting Companies)
Ipex Knowledge
Auto-txt
New Venture Cos
Other IP
Established Ventures
(AditOn, Aegate, Plaque Attack)

The injection of up to £70 million into Ipex Capital

Following the Scheme Operative Date PAH will subscribe an amount to be determined by the Board but being no more than £70 million for Ipex Capital Loan Notes. This cash will be injected into Ipex Capital immediately prior to the Demerger.

Factors the Directors will take into account in deciding the amount of the funding to be provided will include the working capital requirements and investment proposals of Ipex on the one hand and the effect on the PA share price by extracting cash from the PA Group on the other.

Your Directors are of the opinion that the minimum level of funding required by Ipex after the Demerger is £50 million and accordingly the cash injected into Ipex Capital by the subscription for Ipex Capital Loan Notes will be not less than that amount and not more than £70 million.


PAH2
Shareholders
PAH2
Alphabet
Shareholders
Butten Trustees
(Golden Share)
Loan note of up to £70m
PAH
Ipex Capital
PACS
(UK Consulting Business)
PAIL
(Non-UK Consulting Companies)
Ipex Knowledge
Auto-txt
New Venture
Cos Other IP
Established
Ventures
(AditOn, Aegate,
Plaque Attack)
Up to
£70m

The transfer of the Ipex Assets to PAH2 by way of dividend prior to the Demerger

Following the Scheme Operative Date and after the subscription for the Ipex Capital Loan Notes by PAH, the Ipex Assets (namely the shares in Ipex Capital and the Ipex Capital Loan Notes) will be transferred by PAH to PAH2 by way of a dividend in specie. The result of this step is that the Ventures Business will no longer be owned by PAH but instead will be owned directly by PAH2.


PAH2
Shareholders
PAH2
Butten Trustees
(Golden Share)
Ipex Capital
Transfer
of Ipex
Capital and Loan Notes
PAH
PACS
(UK Consulting Business)
PAIL
(Non-UK Consulting Companies)
Venture Cos
(New & Established)
Ipex Knowledge
Other IP
Up to £70m

The Demerger pursuant to section 110 of the Insolvency Act 1986

The Demerger is to be effected by the liquidation of PAH2 and the liquidator transferring the assets of PAH2 in accordance with the Demerger Agreement to PAH3 and IpexH pursuant to section 110 of the Insolvency Act 1986.

The Demerger will not proceed unless the Scheme and the Transfer of the Ipex Assets have occurred first.

Assuming these steps have taken place and the other conditions to the Demerger explained below have been satisfied the Demerger will be effected in accordance with the Demerger Agreement as follows:

(a) the rights attaching to the PAH2 Shares issued pursuant to the Scheme shall provide that in the event of the liquidation of PAH2 and the passing in accordance with Section 110 of the Insolvency Act 1986 of a special resolution pursuant to which the liquidator of PAH2 is authorised to dispose of the Consulting Shares to PAH3 and the Ipex Assets to IpexH:

(i) holders of PAH2 Shares shall be entitled to shares in PAH3 in consideration of the transfer by the liquidator of the Consulting Shares to PAH3 as follows:

For each PAH2 X Ordinary Share held	**One PAH3 X Ordinary Share**
For each PAH2 Y Ordinary Share held	**One PAH3 Y Ordinary Share**
For each PAH2 Z Ordinary Share held	**One PAH3 Z Ordinary Share**
For the PAH2 Golden Share	**One PAH3 Golden Share**
For each PAH2 A Share held	**One PAH3 A Share**
For each PAH2 B Share held	**One PAH3 B Share**
For each PAH2 C Share held	**One PAH3 C Share**
For each PAH2 Preference Share held	**One PAH3 Preference Share**

(ii) holders of PAH2 Shares shall be entitled to shares in IpexH in consideration of the transfer by the liquidator of the Ipex Assets to IpexH as follows:

For each PAH2 Z Ordinary Share held	**One IpexH Share**

(b) further, in order that the Demerger can be effected in accordance with the proposed timetable, the rights attaching to the PAH2 Shares issued pursuant to the Scheme shall provide for the irrevocable appointment of an attorney for each PAH2 Shareholder to ensure the approval of the liquidation of PAH2 and the passing in accordance with Section 110 of the Insolvency Act 1986 of a special resolution pursuant to which the liquidator of PAH2 is authorised to dispose of the Consulting Shares to PAH3 and the Ipex Assets to IpexH;

(c) the special and ordinary resolutions approving the liquidation of PAH2 and giving authority for the liquidators to distribute its assets pursuant to section 110 of the Insolvency Act 1986 are expected to be passed by the attorney appointed by the shareholders as noted above. After the PAH Reduction of Capital becomes effective, written resolutions in the form or substantially in the form set out in Part 13 of this document and referred to below will be signed. Part 14 of this document states the statutory provisions relating to liquidators' remuneration;

(d) the written resolutions of PAH2 referred to in (c) above can be summarised as follows:

(i) PAH2 be wound up voluntarily and that Samantha Keen and Richard White of Grant Thornton UK LLP, 1 Dorset Street, Southampton, SO15 2DP, be appointed joint liquidators of the company for the purposes of the voluntary winding-up;

(ii) the joint liquidators be authorised to value the whole or part of PAH2's non-cash assets for the purpose of a distribution in specie and that they distribute such assets accordingly;

(iii) the joint liquidators be authorised pursuant to section 165 of the Insolvency Act 1986 to exercise such powers specified in Part 1 of Schedule 4 of the said Act as may be necessary for the purposes of the liquidation;

(iv) pursuant to section 110 of the Insolvency Act 1986 the joint liquidators be sanctioned to enter into the proposed Demerger Agreement and to do all such acts, take such steps and execute all such documents as they may in their absolute discretion consider necessary, expedient or desirable in order to carry the Demerger Agreement into effect;

(v) the joint liquidators' remuneration be fixed by reference to Grant Thornton UK LLP's time costs and that the joint liquidators be authorised to be paid and to draw such remuneration at such intervals as they may determine and be paid any expenses properly incurred in relation to the liquidation;

(vi) the joint liquidators be authorised to act severally in the conduct of the liquidation;

(e) subject to compliance with all necessary requirements of the liquidation (including the giving of declarations of solvency by the directors of PAH2) the steps at (f) to (h) will be effected, pursuant to the Demerger Agreement;

(f) PAH2 will transfer the Consulting Shares (and therefore the Consulting Business) to PAH3 such that PAH3 becomes the holding company of the PA Group;

(g) PAH2 will transfer the Ipex Assets (and therefore the Ventures Business) to IpexH such that IpexH becomes the holding company of Ipex Capital and the owner of the Ipex Capital Loan Notes;

(h) subject as noted in paragraphs (i) and (j) below, PAH3 or IpexH (as the case may be) will issue shares credited as fully paid to the PAH2 Shareholders at the Demerger Record Time on the following basis:

For each PAH2 X Ordinary Share held	**One PAH3 X Ordinary Share**
For each PAH2 Y Ordinary Share held	**One PAH3 Y Ordinary Share**
For each PAH2 Z Ordinary Share held	**One PAH3 Z Ordinary Share and one IpexH Share**
For the PAH2 Golden Share	**The PAH3 Golden Share**
For each PAH2 A Share held	**One PAH3 A Share**
For each PAH2 B Share held	**One PAH3 B Share**
For each PAH2 C Share held	**One PAH3 C Share**
For each PAH2 Preference Share held	**One PAH3 Preference Share**

(i) the trustee of the PA ESOP will be the first subscriber for shares in PAH3 and will subscribe for one PAH3 X Ordinary Share, nil paid, and pursuant to the Demerger this share will be paid up and the trustee of the PA ESOP will accordingly receive one less PAH3 X Ordinary Share credited as fully paid; and

(j) the trustee of the PA ESOP will be the first subscriber for shares in IpexH and will subscribe for one IpexH Share, nil paid.

The PA ESOP and Sherobee will not receive any further IpexH Shares in the Demerger. By agreeing to the Proposals on these terms and consenting to the redesignation of their PAH ordinary shares as PAH X Ordinary Shares, the PA ESOP and Sherobee will in effect waive any entitlement to receive IpexH Shares. The reasons for the PA ESOP and Sherobee agreeing to this are set out in paragraph 2.8 of Part 2 of this document.

Further, the holders of the PAH2 Y Ordinary Shares, namely the US Smaller Shareholders, will also not receive IpexH Shares. Instead they will receive a PAH3 Y Ordinary Share giving them the right to the payment of a special dividend of US$4.50 within 60 days of the PAH3 Reduction of Capital being completed. The reason for this arrangement for the US Smaller Shareholders is to allow the Proposals to be implemented without contravening US securities laws as further explained at paragraph 2.9 of Part 2 of this document.

Following the Demerger and payment of the special dividend in respect of the PAH3 Y Ordinary Shares described above all the authorised and issued PAH3 X Ordinary Shares, PAH3 Y Ordinary Shares and PAH3 Z Ordinary Shares shall be reclassified and converted into PAH3 Ordinary Shares pursuant to the terms of the articles of association of PAH3.



Issue of shares (1) (2)
PAH Shareholders
Issue of shares
IpexH
PAH2
PAH3
Demerger of Ventures Business and Ipex Capital Loan Note
Demerger of PAH and Consulting Business
Butten Trustees (Golden Share)
Ipex Capital
PAH
Venture Cos (New & Established) Ipex Knowledge Other IP
Up to £70m
PACS (UK Consulting Business)
PAIL (Non-UK Consulting Companies)

(1) PA ESOP will hold only one IpexH share (as a result of it being the first subscriber of shares in IpexH) and neither PA ESOP nor Sherobee will receive any IpexH Shares in the Demerger.

(2) US Smaller Shareholders will receive $4.50 per share in lieu of IpexH shares

The Contribution to the Ipex Fund

It is anticipated that as soon as practicable after all necessary regulatory approvals have been obtained, which may take a number of months, Ipex Capital will contribute its shareholdings in each of the Venture Companies to the Ipex Fund. Under the terms of its participation in the Ipex Fund, Ipex Capital will also undertake to make available on partnership loan account up to £70 million (the amount will depend on the decision of the Board as to the extent of the subscription by PAH for Ipex Capital Loan Notes) to be drawn upon by the Ipex Fund as and when it is required by the Ipex Fund to make investments in ventures or to fund expenses.

In the period after the Demerger and until such time as the structure of the Ipex Fund described in Part 4 of this document can be set up (and the Contribution to the Ipex Fund can be made), the Venture Companies will continue to be owned and managed by Ipex Capital. The Ipex management team will also continue to be employed or otherwise engaged by Ipex Capital (on terms regarding remuneration equivalent to those that will apply once the Ipex Fund is established as described in the next paragraph and in Part 4 of this document), moving across to Ipex Capital Management once the Ipex Fund structure has been established.



PAH Ordinary Shareholders
IpexH
Up to £70m Loan Note
Ipex Capital (Limited Partner)
Contribution of :-
Venture Companies
Ipex Knowledge
Other IP
Up to £70m funding commitment
Ipex Management
Ipex Capital Management
Ipex GP
Ipex Fund
Venture Cos
Ipex Knowledge
Other IP
Up to £70m funding

Distributions on Realisations of Investments

The receipts by the Ipex Fund from the realisations of its investments and any resulting profits are to be allocated as noted in Part 4 of this document under the heading "Distributions" and as noted in diagramatic form in the illustration below. The balance of the profits of the Ipex Fund after expenses and after payment of a profit share (akin to a management fee) payable to Ipex GP and the priority payments to Ipex Capital and to the Special Limited Partner will be allocated between Ipex Capital (34 per cent.) and the PA ESOP (66 per cent.).

Whilst it is a matter for the discretion of the trustee of the PA ESOP, it is anticipated that the trustee will follow the recommendation of the Directors to assign the PA ESOP's allocation of profit and to facilitate this first to divide that allocation up into equal "Limited Partnership Units".

Your Directors have recommended to the trustee of the PA ESOP that it exercise its discretion to allocate Limited Partnership Units to PAH2 Ordinary Shareholders at the Demerger Record Time on the following basis:

For each PAH2 Y Ordinary Share held	**One Limited Partnership Unit**
For each PAH2 Z Ordinary Share held	**One Limited Partnership Unit**

In relation to the PAH2 X Ordinary Shares your Directors have recommended to the trustee of the PA ESOP that it exercise its discretion to allocate only sufficient Limited Partnership Units to the holders of such shares (namely the trustee of the PA ESOP and Sherobee) as appropriate to make a distribution to alphabet shareholders as described in Part 2 of this document.



PAH Ordinary Shareholders other than US Smaller Shareholders
(4)
IpexH
Ipex Capital
(2)
(3)
All PAH Ordinary Shareholders and Alphabet Shareholders
(5)
PA ESOP
(3)
Ipex Management
Ipex Capital Management
Ipex GP
(1)
Ipex Fund
Venture Companies
(New & Established)
Ipex Knowledge
Other IP
up to £70m facility

Notes:

When an Ipex Fund investment is realised this will typically be a sale of a venture company in which it has invested. The Ipex Fund will typically hold preference shares and the majority of the ordinary shares in the venture company but some of the shares in the venture company (up to 12.5 per cent. of the ordinary shares) will typically be held by Ipex management and some (up to 18 per cent. of the ordinary shares) by employees of the venture company and innovators who have remained at PA rather than joining Ipex. When the venture company is sold the proceeds will be paid out to the Ipex Fund, Ipex management, the employees and innovators in accordance with their share rights.

The receipts of the Ipex Fund from the realisations of its investments (ie the sale of its shareholdings in venture companies) and any resulting profits (after expenses) will be allocated in the following order:

(1) a profit share (akin to a management fee) to Ipex GP;

(2) the repayment of advances and an associated return to Ipex Capital;

(3) 34 per cent. of the balance of the profit to Ipex Capital and 66 per cent. to the PA ESOP;

(4) Ipex Capital will make payments up to IpexH from the allocations it receives (unless and to the extent that it reapplies the monies in the Ipex Fund) and IpexH will in turn make dividend payments to the IpexH Shareholders, being former PAH Ordinary Shareholders other than the US Smaller Shareholders, (the US Smaller Shareholders will instead receive a dividend of US$4.50 per share shortly after the Demerger);

(5) It is anticipated that the trustee of the PA ESOP will assign its entitlement to 66 per cent. of the balance of the profits to PAH Ordinary Shareholders and alphabet shareholders as noted above. This assignment will be effected by dividing up this profit entitlement into notional units and allocating these units (which are referred to in this document as Limited Partnership Units or LPUs) as noted above. On receipt of any profits the PA ESOP will account to the holders of LPUs accordingly.

In addition, although not shown in the above illustration for simplicity, the Special Limited Partner will be entitled to receive an amount equal to 12.5 per cent. of the profits derived from preferred share capital held by the Ipex Fund in priority to the payment of the balance of profit referred to at note (4). Please see "Distributions" at Part 4 of this document.

On the successful disposal of a venture the majority of PAH Ordinary Shareholders would therefore expect to see a return from the venture from their holdings of IpexH Shares and, if the return is sufficient to result in profit allocated to the PA ESOP after the above priority payments, from their Limited Partnership Units.

The PAH3 Reduction of Capital

The PAH3 Reduction of Capital is being implemented to create distributable reserves in PAH3. PAH3 Ordinary Shares will initially have a nominal value of £3.00 per share (or such lower nominal value as the directors of PAH3 may decide before the Demerger). Shortly after the Demerger becomes effective, the capital of PAH3 will, subject to Court approval, be reduced by decreasing the nominal value of each issued and unissued PAH3 Ordinary Share from £3.00 (or such lower nominal value as the directors of PAH3 shall decide before the Demerger) to 10 pence.

At the General Meeting, the PAH Ordinary Shareholders will be asked to approve the PAH3 Reduction of Capital.

The PAH3 Reduction of Capital will also require the confirmation of the Court at the proposed PAH3 Reduction Court Hearing (which is expected to be held on 25 June 2008) and, if so confirmed, will create distributable reserves of approximately £100 million (assuming a reduction of capital of £2.90 per PAH3 Ordinary Share, and assuming that no further shares of PAH, PAH2 or PAH3 are issued after 18 April 2008 other than in connection with the Scheme or the Demerger). The creation of distributable reserves will provide flexibility and be available to fund future dividends (in particular in respect of the PAH3 Y Ordinary Shares and the PAH3 Preference Shares) and share repurchases.

The PAH3 Reduction of Capital is expected to become effective on 26 June 2008.

The IpexH Reduction of Capital

The IpexH Reduction of Capital is being implemented to create distributable reserves in IpexH. IpexH Shares will initially have a nominal value of £2.10 per IpexH Share (or such lower nominal value as the directors of IpexH may decide before the Demerger). Shortly after the Demerger becomes effective, the capital of IpexH will, subject to Court approval, be reduced by decreasing the nominal value of each issued and unissued IpexH Share from £2.10 (or such lower nominal value as the directors of IpexH shall decide before the Demerger) to 10 pence.

At the General Meeting, the PAH Ordinary Shareholders will be asked to approve the IpexH Reduction of Capital.

The IpexH Reduction of Capital will also require the confirmation of the Court at the proposed IpexH Reduction Court Hearing (which is expected to be held on 25 June 2008) and, if so confirmed, will create distributable reserves of approximately £40 million (assuming a reduction of capital of £2.00 per IpexH Share, and assuming that no further shares of PAH, PAH2 or IpexH are issued after 18 April 2008 other than in connection with the Scheme or the Demerger). The creation of distributable reserves will provide flexibility and be available to fund dividends and share repurchases at the discretion of the directors of IpexH, and as explained in Part 2 of this document.

The IpexH Reduction of Capital is expected to become effective on 26 June 2008.

The end result

The end result that we anticipate is that former PAH Ordinary Shareholders will receive the following upon full implementation of the Proposals for every PAH Ordinary Share held prior to the implementation of the Proposals:

the PA ESOP and Sherobee	one PAH3 Ordinary Share and, in total, sufficient Limited Partnership Units to allocate to alphabet shareholders;
the US Smaller Shareholders	one PAH3 Ordinary Share, a payment by way of special dividend of $4.50 per share and one Limited Partnership Unit;
all other PAH Ordinary Shareholders	one PAH3 Ordinary Share, one IpexH Share and one Limited Partnership Unit.

The effect on the PA share price

The price of a PAH Ordinary Share in the March 2008 dealing period of the PA Internal Market (without the Demerger) was £7.27.

If the Demerger had occurred on 31 December 2007, and assuming a subscription for Ipex Capital Loan Notes of the maximum amount of £70 million, the pro forma share price in the March 2008 dealing period of the PA Internal Market of a PAH Ordinary Share would have been £5.01.

4. Key agreements relating to the Demerger

The Ipex Capital Loan Notes

The Ipex Capital Loan Notes will entitle the holder to interest at 6 per cent. per annum.

The Ipex Capital Loan Notes may be repaid by Ipex Capital together with accrued interest thereon at any time in whole or in instalments at the option of Ipex Capital on not less than 21 days' notice. The outstanding principal amount of the Ipex Capital Loan Notes will be repaid on the thirteenth anniversary of their issue together with accrued interest.

The Ipex Capital Loan Notes will not be listed on any stock exchange or admitted to trading on any exchange regulated market. The Ipex Capital Loan Notes will be transferable.

The Demerger Agreement

It is anticipated that the Demerger Agreement will be entered into between PAH2 (acting by its joint liquidators), PAH3 and IpexH shortly after the Scheme becomes operative. The Demerger Agreement will provide for the Demerger to be effected as provided above involving the transfer by PAH2 of (a) the Consulting Shares (and therefore the Consulting Business) to PAH3 and (b) the entire issued capital of Ipex Capital and the Ipex Capital Loan Notes (and therefore the Ventures Business) to IpexH. The Demerger Agreement will also contain provisions relating to the allocation of tax liabilities and the conduct of tax affairs relating to the Ventures Business.

The conditions to be satisfied before the Demerger Agreement is entered into are set out in paragraph 17 below. The Demerger Agreement will provide that the liquidators shall not incur any personal liability pursuant to the agreement and will receive appropriate indemnities from PAH3 and IpexH including in respect of all costs and expenses of the liquidation.

Together with the Transitional Services Agreement and the Management Agreement (details of which are set out below), the Demerger Agreement will govern the relationship between the Consulting Business and the Ventures Business following the Demerger.

The Transitional Services Agreement and the Management Agreement

PAH3 and Ipex Capital will enter into a transitional services agreement prior to the Demerger Effective Date to become effective on the Demerger Effective Date. Transitional services are proposed to be provided to Ipex in relation to information technology and telephony, payroll services, tax compliance,

advice and planning, facilities and various other administrative matters, which may be provided up to the end of the 12 month period commencing from the Demerger. The Transitional Services Agreement will, as necessary, be novated to Ipex Capital Management following the Contribution to the Ipex Fund.

Once Ipex Capital Management has obtained the necessary regulatory approvals for the conduct of its business it is intended that it will enter into an agreement with PAH to provide management services for ProcServe. As noted in this document ProcServe is not to be transferred to Ipex and the Management Agreement is to ensure that ProcServe continues to have access after the Demerger to the Ipex personnel who are currently involved in its management. Until the agreement is entered into ProcServe will be managed within PA.

5. Financial Information

Part 5A of this document sets out financial information showing the performance of the Consulting Business and, separately, the Ventures Business over the three years ended 31 December 2007. Part 5B of this document contains pro forma financial information to illustrate the effect on net assets and income of the Consulting Business and, separately, the Ventures Business that the Demerger would have had if it had been completed on 31 December 2007.

The pro forma net asset statements for the Consulting Business and the Ventures Business assume that the funding for Ipex to be provided by PA immediately prior to the Demerger will be in the maximum amount of £70 million. As noted in this document this is a maximum figure and the actual amount may be less than £70 million but will not be less than £50 million.

6. The Ventures Business

PA's venture programme was established in the late 1990s and has a track record of incubating new businesses that exploit PA's intellectual capital, technology and know-how.

To date the programme has created award-winning and job-creating new businesses and to the end of 2007 had realised more than £115 million for PA. The internal rate of return (IRR) for this period on all realised or closed businesses is estimated to be in excess of 30 per cent., with PA having invested approximately £38 million in these businesses during this period. In addition PA has invested a further £30 million (approximately) in businesses which have yet to be realised.

The ventures to be demerged to Ipex are discussed in some detail in section 10 below and there follows a brief summary of the other ventures that were established during this period.

Meridica: This venture company designed and developed drug delivery devices for the pharmaceutical industry, in particular, an innovative inhaler for the treatment of asthma. In 2004, the balance of PA's interest in Meridica was successfully sold to Pfizer Inc for $125 million with a possible further contingent payment of $25 million.

Ubinetics: Ubinetics developed leading edge telephony technologies and wireless communication products. In 2005, Ubinetics was sold in two separate parts to Cambridge Silicon Radio and Aeroflex for approximately £132.5 million in total, with proceeds being split between PA and 3i, who had invested in Ubinetics during its growth phase. This transaction won the 2005 Venture Capital Deal of the Year award.

Cubiks: PA incorporated its Assessment and Development business to run on a venture model with a separately branded identity from 1 January 2000. During 2004, PA disposed of some of its shareholding as part of an MBO for £2.6 million and in May 2007 sold its remaining 40 per cent. stake to Cubiks management for a further £4.2 million.

Phyisome/Predix/Epix: In 2000 PA made an investment in Phyisome Inc, a company that built products that enable businesses to simulate biological processes on a computer. In 2003 Phyisome merged with pharmaceutical research company Predix, and, subsequently in 2006, Predix merged with Epix Pharmaceuticals Inc, a Nasdaq listed speciality pharmaceutical company. During 2006 and 2007 a total of £2.2 million was realised from sales of shares in Epix. PA held approximately 0.5 per cent. of Epix as at 25 March 2008.

Impact Executives: PA incorporated its Interim Management business to run on a ventures model with a separately branded identity from 1 January 2000. The sale of this business was completed in October 2000 to Harvey Nash for £6 million.

PA Recruitment: PA separated its executive search and selection business from Consulting during 1998 and ran it on a venture model through 1999, leading to its sale in January 2000 to Korn/Ferry International for £11 million.

Jitia: during 1999 PA developed a systems dynamics platform with the intention to create a separate venture company. The venture did not continue and, subsequently, Jitia™ has been successfully sold as a consulting product by Decision Sciences as a MS-Windows based application that provides an integrated environment for building and using simulation models and model-based decision systems.

Gentle Cloud: PA invested approximately £3 million between 1999 and 2002 to develop an innovative asthma inhaler. In 2006 £0.6 million was realised for Gentle Cloud as part of the Meridica disposal.

ProcServe: ProcServe provides a suite of technical eProcurement solutions, managed services, and professional services tailored to suit individual clients and their supplier community. ProcServe has a wide range of public and commercial customers both in the UK and US.

A decision was made in March 2008 for ProcServe to remain part of the PA Group and not demerge with the Venture Companies. Accordingly Ipex Capital will dispose of its interests in ProcServe to PAH prior to the Demerger. Although ProcServe will remain part of PA, it will be managed by Ipex pursuant to a management agreement to be entered into between PAH and Ipex Capital with effect from the Demerger as described in paragraph 4 above.

7. The Ipex business model

It is envisaged that Ipex will work with the Consulting Business in much the same way as the Ventures Business works with the Consulting Business today. For example it is expected that Ipex will collaborate with relevant people within the Consulting Business to explore innovative opportunities and, subject to agreeing appropriate terms, apply due diligence to them and build them into businesses companies to exploit the potential of the innovations, buying consulting services from the Consulting Business to achieve this where appropriate.

Ipex's strategy is to be the sole investor in its ventures (or major investor alongside management and employees in certain cases) until substantial shareholder value has been created. This is expected to have a number of benefits for the Ipex Fund and accordingly those participating in the profits of the Ipex Fund:

- Efficient use of capital: Ipex will invest at the rate at which the venture requires funding and against progress milestones being achieved. Many venture capital investors (VCs) invest without the ability to terminate funding due to poor performance.

- Efficient use of venture management's time: Management will be able to focus on building value rather than raising seed funding and then growth capital from VCs.

- Alignment of interests between management and the owners of the Fund: Management will hold interests in the venture companies and will have a similar type of ownership interest in the Fund as the holders of Limited Partnership Units. Many companies backed by VCs have complex capital structures with multiple classes of shares that treat the "shareholders" differently, which can create tensions between "shareholders" and management.

- Ability to act quickly: Ipex will be able to make quick decisions. Many companies backed by VCs are encumbered by multiple investor approval requirements.

- Controlling interest leads to efficiencies across the portfolio: Ipex will operate a shared services model across the portfolio of venture companies owned by the Fund, providing the ventures with recruitment, legal and financial support at cost. It is envisaged that this will much more efficient than would be the case if each of the ventures was required to resource these services itself.

Ipex envisages value being created and ultimately realised over three stages, namely: Stage 1, the innovation stage; Stage 2, the building stage; and Stage 3, the realisation stage. Ipex intends to work very closely with the Consulting Business at stages 1 and 2 in respect of such new projects as are agreed upon between them and at stage 2 in relation to the Venture Companies being transferred to Ipex pursuant to the Demerger. The following is envisaged to be a likely scenario:

- Stage 1. Future Ipex investment may very well be made in innovations that come from PA's Product & Process Engineering (P&PE), Wireless Technology Practice (WTP) or other practices, as has been the case for the Ventures Business up to now. Agreement on new projects with the Consulting Business will be made on a project by project basis. It is anticipated that Ipex will initially commit a modest outlay to the Consulting Business to explore the feasibility of the opportunity should the opportunity look promising.

  Ipex would then work with the innovators to build a business plan, consider the investment required to achieve the plan; the potential return; and what alternative uses it has for the capital required.

  A recommendation would then be put to Ipex's investment committee whether to proceed with further investment.

- Over the course of Stage 2, Ipex management and the employees of the relevant Ipex venture company would work with the Consulting Business towards hitting agreed milestones of the business plan (reviewed monthly) for further funding of the business.

- Stage 3. The final stage is preparation for sale (often referred to as an exit) of the venture company, which typically would begin a long time before the sale takes place. Once an exit is feasible, Ipex will evaluate the exit options, lead the negotiations and manage any advisers that are appointed.

8. The Ipex Fund structure

It is intended that the Ipex Fund will be as summarised in Part 4 of this document in all material respects.

9. The Ipex team

The team is led by Jon Moynihan OBE and Martin Stapleton.

***Jon Moynihan OBE**, Chairman.*

Jon brings years of experience and a wealth of contacts to Ipex.

Since 1992 Jon has been Chief Executive Officer and is currently (and will remain after the Demerger) the Executive Chairman of PA Consulting Group, overseeing PA's worldwide activities. Jon has been recognised as a driving force behind the success of PA over the last 17 years. Under his stewardship PA's ordinary share price has risen from 10 pence in 1992 to £7.27 in March 2008.

In the late 1990s Jon initiated the venture programme within PA which has delivered substantial returns through Ubinetics and Meridica and the exits of PA Recruitment, Impact Executives, and Cubiks.

Prior to working with PA Consulting Group, Jon worked with First Manhattan Consulting Group in New York (1982-1992), Strategic Planning Associates in Washington (1979-1981), McKinsey and Co in Amsterdam (1977-79), Roche Products in London (1972-76) and War on Want and Save the Children in India and Bangladesh (1971-72).

***Martin Stapleton**, Chief Executive.*

Martin joined the PA Group as Head of Ventures in January 2007 and is also a director of PAH. Martin has been managing venture funds since 2000 and has years of experience in building start-up companies including TIBCO Software, Moreover sold to Verisign, Medsite sold to WebMD, Pathfire sold to DG Fastchannel, Spiritsoft now owned by Sun Microsystems, UltraDNS sold to Neustar and Radialpoint based in Montreal.

Since joining PA, Martin has negotiated the sale of PA's remaining stake in Cubiks, the acquisition of Impaq Business Solutions, the acquisition of Auto-txt and the disposal of the majority of PA's shareholding in Epix. Martin has used his network to hire several experienced individuals and ensured that any underperforming management has been addressed. Martin has also implemented investment management processes to better track the use of, and return on, Ipex's capital.

Martin joined PA from Sofius Capital Limited which he established to acquire the Reuters Greenhouse Fund. To date the Sofius fund has returned 8 times capital to its investors.

Prior to moving into venture capital, Martin was a Director of the Lipper Group in New York where he was responsible for strategy, CFO of TIBCO Software in Palo Alto and Director of New Business Development for Reuters Group Plc. Martin qualified as an ACA with Price Waterhouse in London.

The Chairman and Chief Executive are supported by:

***Chris Haynes**, CFO.*

Chris Haynes joined the Ventures Business in mid 2006 and is responsible for financial analysis and reporting, planning and deal execution, and manages external relationships with advisers. Chris joined PA from Hudson Highland Group where for four years he was CFO of its European operations. Prior to this Chris was European CFO of Futurestep, and before that was at PA Consulting. Chris trained as an ACA at Ernst & Young before spending 2 years at Leo Burnett, a leading US advertising business.

***Kully Janjuah**, Company Secretary.*

Kully Janjuah will be responsible for Board Governance matters and is Head of the Compensation Committee for the individual Venture Companies. He joins with effect from the date of the Demerger on a split role basis, retaining his existing post as PA's Group Company Secretary which he has held since January 2006. He joined PA in 1997 as a tax specialist having qualified as an ACA with Coopers & Lybrand prior to that.

John Little

John, formerly a senior partner in the Consulting Business, has recently joined the Ventures Business. He brings his extensive knowledge of many different businesses, gained over 30 years and practical hands-on experience of delivering in high risk situations involving the innovative development of technology-based services. John will take a 'trouble shooting' role across the portfolio as needed and is currently acting as the Interim CEO of Auto-txt.

***Matthew Maloney**, Group Financial Controller.*

Matthew Maloney will be responsible for all accounting related, reporting and regulatory matters, and will provide services to support the portfolio companies where needed. He is currently acting as the Financial Controller for Auto-txt. Matthew joined the Ventures Business in September 2007 from Bridgewell Group plc where he was Head of Finance. Prior to that he held a number of senior finance roles at the London Stock Exchange.

***Robin Bailey**, Investment Analyst.*

Robin Bailey is responsible for investment appraisal, business analysis and corporate finance activities. Rob joined the Ventures Business in December 2007 from Deloittes. During his time at Deloittes he was an assistant director in the Business Modelling department and worked on more than 50 transactions.

***Darren Bezzina**, Legal Manager.*

Darren Bezzina joined the Ventures Business in August 2007 and is a shared service resource for the portfolio companies, providing all aspects of legal support and advice. He has a background in IP and contract negotiation. Darren qualified as a Solicitor with leading technology law firm Taylor Wessing, where he advised a range of technology companies from start-ups to Plcs.

***Andy Wire**, Recruitment Manager.*

Andy is responsible for supporting the portfolio companies on human resources matters and specifically on recruitment. In 2007 Andy was responsible for the management of nearly 90 hires for the portfolio businesses. Andy transferred into the Ventures Business from the PA recruitment team during 2007.

Jonathan Lawton*, Research Analyst.*

Jonathan is responsible for new venture technical appraisal and market/competitor analysis for new and existing ventures. Jonathan joined the Ventures Business in January 2008 from Library House where he was a consultant, and has a PhD in Biomaterials from Cambridge. Jonathan is based in PA's office in Melbourn, Cambridge.

10. The Ventures Companies to be transferred to Ipex in the Demerger

Four businesses, at various stages in their development, are to be demerged from the PA Group: Auto-txt, AditOn, Aegate and Plaque Attack. A description of each of these businesses is set out below.

Auto-txt

PA acquired Auto-txt into the Ventures Business from RDM Ltd in December 2007. Auto-txt designs, manufactures and sells automotive telematic products and services through Original Equipment Manufacturers (OEMs) and retail channels.

Auto-txt has a scalable platform technology. Its products include fleet vehicle location and stolen vehicle tracking. It has also developed an "all in one" "in-vehicle" device incorporating navigation, hands-free calling, vehicle tracking services, MP3 playback and Internet access. The technology can also be used to meet the increasing demands of vehicle safety, such as the forthcoming EU emergency call ('eCall') legislation, which will require all new cars to be remotely located in the event of an accident.

Revenues are generated through initial hardware sales, followed by scalable subscription packages, based on on-going services.

Current relationships exist with a number of large OEMs and Auto-txt expects to expand beyond the UK in 2008, supplying product to Europe. It is also targeting the US and Asia.

Auto-txt has 7 permanent members of staff and is based in Banbury, Oxfordshire.

Günter Hauptmann is chairman of Auto-txt. Günter has 25 years experience in both the automotive industry (truck and passenger), and electronic and mechanical engineering industry. He led the telematic initiatives for the Siemens Group and was a member of the Ertico/Intelligent Traffic Systems Europe Board in Brussels.

AditOn

Set up by PA in 2006, AditOn is a mobile advertising solutions company addressing the $3 billion mobile advertising market. The company allows content and advertisements to be displayed on the idle screen of a mobile handset.

AditOn provides the consumer with a daily, personalised, 55 page publication, which offers the advertiser a chance to communicate with consumers intimately and interactively.

The company's philosophy is to forge strong relationships between both the content/advertising owners and mobile phone operators and to offer both parties significant new revenue streams. The company launched in Germany with a mobile network operator in December 2007 and is expected to launch in at least two further markets during 2008.

AditOn employs 15 permanent staff and is based in London with an office in Germany.

Mark Harrison is the CEO of the company. Mark has experience of managing businesses that have sold mobile telephony products to major mobile carriers in Europe and the US, and led several business turnarounds. He has led the acquisition and integration of a number of businesses, led a successful IPO, and managed the move of a company from AMEX to NASDAQ. Mark joined as CEO of AditOn in January 2007.

Aegate

Aegate was set up in 2004 to establish a business system that allows the authentication of pharmaceuticals at the point of dispensing, using a secure technology.

Counterfeit drugs account for 5-8 per cent. of the world's $500 billion pharmaceutical market, rising to as much as 50 per cent. in developing countries. There is also increasing incidence of counterfeiting in the EU and US, providing a significant reputational risk to pharmaceutical companies. Aegate aims to address this problem by helping to secure the long supply chain.

EU legislation has compelled pharmaceutical companies to serialise their products. Aegate's platform technology recognises these serial numbers and validates them against pre-existing databases. It connects with pharmacies by partnering with software integrators, bundling its proprietary authentication software into the pharmacist's desktop. As part of the pharmacist's point of sale process, Aegate can confirm whether a drug is counterfeit, has expired, or is subject to a recall.

The Aegate system is already used in a large number of pharmacies in Belgium and Greece and expects to be live in Italian pharmacies by the middle of 2008. It expects to launch in California later this year and in further European markets over the next 12-24 months. The Aegate model is that pharmaceutical companies pay a fee to Aegate to be part of the service. Supplementary products also allow the pharmaceutical company to deliver specific patient safety or marketing messages to the patient via the pharmacist.

Aegate is based in Melbourn and London and has offices in Brussels, Athens and Milan.

Gary Noon is the CEO of Aegate. Gary has 25 years' experience in the pharmaceutical industry, including senior positions in general management, marketing, and business development. Gary has worked for Roche, Bristol Myers Squibb, Glaxo Wellcome, and Warner Lambert. He was President of IMS Health in the US, and has particular expertise in strategic marketing, supply chain management and product development and commercialisation. Before joining Aegate, Gary was Senior Vice President and Head of Pharmaceuticals at Diversa Corporation.

Plaque Attack

Plaque Attack is a new device and technique that can detect, quantify and assess biological processes and events within coronary arteries. The initial potential value in the IP is its use in the detection and measurement of molecules that control the development and rupture of vulnerable plaques on the artery walls. It therefore underpins the progress of clinical therapy to treat this condition. Ipex has funded a successful proof of principle phase of work and a positive market validation study with cardiologists and pharmaceutical companies.

Plaque Attack is currently a virtual company and is contracting with PA to create the technology. A full business plan has been prepared and the company is expected to be running as a fully fledged portfolio company by the middle of 2008 with its own staff.

11. Current Trading and Prospects

Consulting Business

The Consulting Business continues to perform well in all core businesses and geographies. The majority of revenues and the revenue metric that management monitors most closely is fee income from consulting operations. This amounted to £364.5 million in 2007 (£361.8 million in 2006), an increase of 0.8 per cent..

In addition to this, project costs recharged brought total revenue from consulting operations to £403.6 million in 2007 (£397.5 million in 2006), an increase of 1.5 per cent. and 99 per cent. of total revenues (with the balance made up from the Ventures Business).

The UK remained the most significant country for turnover by destination generating 54.4 per cent. of total revenues in 2007 followed by the Americas with 19 per cent. and Scandinavia with 12.6 per cent.. The business is not overly reliant on any one client or business segment and revenue recorded by the consulting operations is generated from a large number of different assignments.

Consulting Business total operating profits before exceptional items and tax for 2007 were £40.1 million (£40.0 million in 2006).

In 2008 year to date, based on management data to the end of March, trading generally has been at or above management expectations and profitability notably above management expectations. Levels of utilisation of consulting staff are satisfactory and future levels of work, as measured by stock of work and weighted sales pipeline, remain satisfactory. Cash and short term investment balances are at or above management expectations.

Ventures Business

The revenue from the Ventures Business increased markedly in 2007 to £4.4 million (£0.8 million in 2006) of which the majority came from ProcServe, which was instrumental in setting up and has had success with Zanzibar, the UK public sector eProcurement solution. Total operating loss before exceptional items and tax of the Ventures Business in 2007 was £12.1 million (£8.5 million in 2006).

The AditOn service is live with customers in Germany and will be rolling out to a larger group of German users from the beginning of April 2008. The business also expects to finalise a contract with another large mobile network operator in Europe during April and commence a rollout to their subscribers in Q3 2008. AditOn also expects to sign deals with at least two more operators during 2008. AditOn's cost base for the first two months of the year has been on budget and it is forecasting to remain within budget for the rest of the quarter and for 2008.

Aegate continues with its rollout in Belgium and Greece and expects to have its first pharmacies live in Italy during Q2 2008. The Aegate system is forecast to be live and scanning in more than 25 per cent. of pharmacies in Belgium by the end of Q2 2008 and more than 20 per cent. of pharmacies in Greece. Aegate has signed up a number of new pharma companies during the first two months of 2008 and is now working with a large number of major pharma companies. Aegate continues to evolve its strategy in the US in response to the reluctance by pharmas and other stakeholders to adopt e-pedigree legislation, and is hoping to run a pilot later during 2008 to demonstrate that authentication is a cheaper and more effective method to protect patients. Costs in the first two months of 2008 are running to budget and are forecast to be on budget for the year. Revenue of £34,000 to the end of February is behind the budgeted figure of £68,000 with actions in place to improve sales performance and ensure that the full year revenue budget is met.

Auto-txt revenue for the first two months of 2008 is running slightly ahead of budget and is forecast to be on budget for Q1 as a whole. Costs of £299,000 for the year to February were £112,000 below budget. There is a developing pipeline of attractive sales leads in the UK and in Continental Europe with both car manufacturers and first tier suppliers, with volumes of business transacted with existing customers also forecast to rise in the latter part of 2008. A search for a senior CEO continues, with other hires ongoing.

Plaque Attack has completed its proof of principle phase and its market validation study. A detailed business plan and a summary investment paper have been prepared recommending investment into the business of up to £5 million over the next 36 months.

12. Dividend Policy

Consulting Business

The present intention of the directors of PAH3 is to adopt a similar approach regarding dividends of PAH3 as has been adopted by the Directors over recent years regarding dividends of PAH. This will include continuing the payment to the Butten Trustees of the preferential dividend payable on their special shares.

Ipex

The dividend policy of IpexH will be consistent with the arrangements for the Ipex Fund structure summarised in Part 4 of this document.

13. Management and board changes and Directors' and others' interests

The proposed board of directors of PAH3 comprises the same people as the present board of directors of PAH, except that Martin Stapleton, who is currently an executive director of PAH, will become a non-executive director of PAH3 following the Demerger.

The interests of the Directors in the share capital of PAH and the Venture Companies are set out in paragraph 6 of Part 8 of this document, which also sets out the interests of the directors of PAH3 and IpexH as they are anticipated to be following the implementation of the Scheme and the Demerger and changes to Directors' remuneration.

Save as otherwise disclosed in this document, the effect of the Scheme on the interests of the Directors will not differ from its effect on the like interests of other PAH Shareholders.

14. Employee Share Plans, Share Option Plans and Shadow Share Plans

The arrangements proposed for participants in the PA Share Plans, Share Option Plans and Shadow Share Plans to take account of the Proposals are set out in Part 6 of this document.

15. Taxation

PAH has received advance clearances from HM Revenue and Customs under section 138 Taxation of chargeable Gains Act 1992 and section 701 Income Tax Act 2007 in respect of the Proposals. Accordingly for UK resident shareholders, the Proposals should not result to the crystallisation of any chargeable gains, or otherwise give rise to a charge to income tax.

Guidance notes on certain tax considerations relating to the Proposals that are relevant to the jurisdictions of Argentina, Australia, Denmark, Germany, India, Ireland, the Netherlands, New Zealand, Norway, Sweden, UAE, UK and the USA accompany this document if you are a shareholder with a registered address in one of these jurisdictions. **However, it is the responsibility of all shareholders to consider their tax position themselves and they are advised to consult a professional adviser. The absence of any reference to the tax consequences of the Proposals for shareholders who are subject to tax in any particular jurisdiction should not be taken to imply that the implementation of the Proposals might not have adverse tax consequences for such shareholders.**

16. Overseas shareholders

The implications of the Proposals for persons resident in, or citizens or nationals of, jurisdictions outside the United Kingdom ("**overseas shareholders**") may be affected by the laws of the relevant jurisdictions. Such overseas shareholders should inform themselves about and observe all applicable legal requirements. Summaries of aspects of the securities laws of the United States, Australia, Denmark, Germany, the Netherlands, Norway, Sweden and India are set out in Part 7 of this document. **However, it is the responsibility of any person into whose possession this document comes to satisfy themselves as to their full observance of the laws of the relevant jurisdiction in connection with the Proposals including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.**

Overseas shareholders should also note that PAH, PAH2, PAH3 and IpexH are private limited companies, each incorporated under the laws of England and Wales. Most of their respective directors and officers reside in the United Kingdom. The Ipex Fund will be a limited partnership formed under the laws of England and Wales. In addition, a substantial portion of the directly owned assets of such persons, of PAH, PAH2, PAH3, IpexH and the Ipex Fund are located in the United Kingdom.

As a result, it may be difficult or impossible for overseas shareholders to effect service of process within an overseas shareholder's own jurisdiction against PAH, PAH2, PAH3, IpexH, the Ipex Fund or their respective directors and officers or to enforce judgments against any of them, including those obtained in original actions or in actions to enforce judgments of the United States or other overseas courts, predicated upon the civil liability provisions of the federal securities laws of the United States or on other overseas laws.

It is proposed that changes are made to the PAH Articles and a provision is included in the Scheme so that if, in respect of any overseas shareholder, PAH, PAH2, PAH3 or IpexH is advised that the allotment and issue of PAH2 Shares, PAH3 Shares and/or IpexH Shares pursuant to the Scheme and Demerger would or might infringe the laws of any jurisdiction outside the United Kingdom, or would or might require PAH, PAH2, PAH3 or IpexH to observe any governmental or other consent or any registration,

filing or other formality with which any of them cannot comply or compliance with which any of them consider unduly onerous, PAH, PAH2, PAH3 or IpexH (as appropriate) shall (unless such shareholder satisfies PAH, PAH2, PAH3 and IpexH (as appropriate) that no such infringement or requirement would apply) be entitled to appoint a person to execute as transferor an instrument of transfer of the PAH Shares, PAH2 Shares, PAH3 Shares or IpexH Shares (as appropriate) held by such holder transferring such securities to a nominee to hold such securities on trust for that holder on terms that the nominee shall sell such securities, if any, it receives pursuant to the Scheme and/or Demerger (as appropriate) in respect of such securities as soon as reasonably practicable thereafter at the best price which can reasonably be obtained at the time of sale, with the net proceeds of sale being remitted to the overseas shareholder. In the absence of bad faith or wilful default, none of PAH, PAH2, PAH3 or IpexH or any person appointed to sell such securities shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

17. Conditions of the Proposals

The implementation of the Scheme is conditional on the following:

(a) the prior written consent of the Butten Trustees and Halifax Capital Trustees Limited (as the holders of PAH Special Shares) to all matters in connection with the Scheme and the Demerger including, *inter alia*, in the case of the Butten Trustees for the purposes of Article 7.4 of the PAH Articles;

(b) the Scheme being approved by a majority in number, representing three-fourths in value, of those PAH Ordinary Shareholders present and voting, either in person or by proxy, at each of the Court Meetings;

(c) the special resolution to approve the matters in connection with the Scheme being duly passed at the General Meeting by a majority of not less than three-fourths of the votes cast;

(d) the Scheme being sanctioned by the Court at the Court Hearing;

(e) the PAH Reduction of Capital being sanctioned by the Court at the PAH Reduction Court Hearing; and

(f) an office copy of the order of the Court sanctioning the Scheme under section 899 of the Companies Act 2006 having been delivered to the Registrar of Companies for registration and the minute confirming the PAH Reduction of Capital in relation to the Scheme being registered by the Registrar of Companies.

The directors of PAH will not take the necessary steps to implement the Scheme unless the above conditions have been satisfied or waived and, at the relevant time, they consider that it continues to be in PAH's and the PAH Shareholders' best interests that the Scheme should be implemented.

The implementation of the Demerger is conditional upon the following being satisfied before 30 September 2008:

(a) the Scheme being implemented;

(b) the special resolution to approve the matters in connection with the Demerger being duly passed at the General Meeting by a majority of not less than three-fourths of the votes of the PAH Ordinary Shareholders present and voting either in person or by proxy;

(c) the subscription for and issue of the Ipex Capital Loan Notes and the subsequent Transfer of the Ipex Assets being completed;

(d) the boards of directors of each of PAH2, PAH3 and IpexH resolving, following the Scheme and the Transfer of the Ipex Assets becoming effective, that the Demerger is in the best interests of, respectively, PAH2, PAH3 and IpexH and its shareholders and approving the Demerger;

(e) special resolutions of PAH2 being passed for (a) the voluntary winding up of that company and for the appointment of a liquidator or liquidators and (b) authorising the liquidator, in accordance with Section 110 of the Insolvency Act 1986, to transfer (i) shares in PAH held by PAH2 (being

the Consulting Shares) to PAH3 in consideration for the issue by PAH3 of shares in that company credited as fully paid and (ii) the shares in Ipex Capital and the Ipex Capital Loan Notes to IpexH in consideration for the issue by IpexH of IpexH Shares credited as fully paid.

The directors of PAH2 and the directors of PAH3 and IpexH will not take the necessary steps to implement the Demerger unless the above conditions have been satisfied or waived and, at the relevant time, they respectively consider that it continues to be in the best interests of PAH2 and the PAH2 Shareholders (or, as the case may be, in the best interests of PAH3 and its shareholders and IpexH and its shareholders) that the Demerger should be implemented.

If the Scheme is implemented but the Demerger is not implemented PAH2 will be the holding company of the PA Group.

The implementation of the Contribution to the Ipex Fund is conditional upon the Demerger becoming effective and will only be effected once the Ipex Fund has been established and Ipex Capital Management has obtained the necessary FSA authorisation to become the manager of the Ipex Fund and it has been appointed to act as such. The processing of the application for the FSA approval (which has recently been submitted) is estimated to take between three and six months from the time it was made and so the earliest that Ipex is expected to know the result of the application would be around June 2008. It would only be after this that the Allocation of the Limited Partnership Units would be made, if the trustee of the PA ESOP exercises its discretion to make the allocation as has been recommended by the Directors.

18. Timetable

The Court Meetings have been convened for 12 noon and 12.05pm on 28 May 2008 pursuant to an order of the Court, at which meeting, or at any adjournment thereof, PAH Ordinary Shareholders will consider and, if thought fit, approve the Scheme.

The General Meeting has been convened for 12.15 p.m. on 28 May 2008 (or, if later, immediately following the conclusion or adjournment of the second of the Court Meetings). At the General Meeting, or at any adjournment thereof, PAH Ordinary Shareholders will consider and, if thought fit, pass resolutions covering various matters in connection with the Proposals.

The Court Hearing to approve the Scheme is expected to be held on 19 June 2008. PAH Ordinary Shareholders will have the right to attend the Court Hearing and to appear in person or be represented by counsel to support or oppose the sanction of the Scheme. The Court Hearing will be held at the Royal Courts of Justice, The Strand, London WC2A 2LL.

The Court Hearing to approve the PAH Reduction of Capital is expected to be held on 23 June 2008. PAH Ordinary Shareholders will have the right to attend the PAH Reduction Court Hearing and to appear in person or be represented by counsel to support or oppose the sanction of the PAH Reduction of Capital. The PAH Reduction Court Hearing will be held at the Royal Courts of Justice, The Strand, London WC2A 2LL.

The Scheme contains a provision for PAH and PAH2 jointly to consent, on behalf of all persons concerned, to any modification of, or addition to, the Scheme, or to any condition that the Court may think fit to approve or impose. The Court would be unlikely to approve or impose any modification of, or addition or condition to, the Scheme which might be material to the interests of PAH Shareholders unless PAH Shareholders were informed of any such modification, addition or condition. It will be a matter for the Court to decide, in its discretion, whether or not the consent of PAH Shareholders should be sought at a further meeting. Similarly, if a modification, addition or condition is put forward which in the opinion of the directors of PAH, is of such a nature or importance as to require the consent of the PAH Shareholders at a further meeting, the directors of PAH will not take the necessary steps to enable the Scheme to become effective unless and until such consent is obtained.

If the relevant conditions set out in paragraph 17 above are satisfied or waived, the Scheme is expected to become effective on 20 June 2008. The appointment of the liquidators and their executing the Demerger Agreement is expected on 24 June 2008. If the Scheme has not become effective by 30 September 2008 (or such later date as PAH2 and PAH may agree and the Court may allow), it will lapse and none of the

Proposals will proceed and PAH Shares will continue to be traded on the PA Internal Market. If the Scheme has become effective, but PAH2 is not liquidated and the Demerger Agreement has not been executed by 30 September 2008, then the Demerger will not proceed and PAH2 will remain the holding company of the PA group.

The PAH3 Reduction Court Hearing to approve the PAH3 Reduction of Capital is expected to be held on 25 June 2008. PAH3 Shareholders will have the right to attend the PAH3 Reduction Court Hearing and to appear in person or be represented by counsel to support or oppose the sanction of the PAH3 Reduction of Capital. The PAH3 Reduction Court Hearing will also be held at the Royal Courts of Justice, The Strand, London WC2A 2LL.

The IpexH Reduction Court Hearing to approve the IpexH Reduction of Capital is expected to be held on 25 June 2008. IpexH Shareholders will have the right to attend the IpexH Reduction Court Hearing and to appear in person or be represented by counsel to support or oppose the sanction of the IpexH Reduction of Capital. The IpexH Reduction Court Hearing will also be held at the Royal Courts of Justice, The Strand, London WC2A 2LL.

Any Allocation of the Limited Partnership Units, if the trustee of the PA ESOP exercises its discretion to make the allocation as has been recommended by the Directors, is not expected to be implemented before 30 June 2008.

19. Meetings and Consents

The Proposals will require the approval of PAH Ordinary Shareholders at the Court Meetings held at the discretion of the Court and the passing by PAH Ordinary Shareholders of the Special Resolutions set out in the notice convening the General Meeting.

Court Meetings

At the Court Meetings, voting will be held by poll and each PAH Ordinary Shareholder entitled to attend at the relevant Court Meeting and who is present in person or by proxy will be entitled to one vote for each PAH Ordinary Share held. The statutory majority required to approve the Scheme at the relevant Court Meeting is a majority in number of the relevant PAH Ordinary Shareholders present and voting in person or by proxy, representing at least three-fourths in value of the PAH Ordinary Shares held by them.

In order that the Court can be satisfied that the votes cast constitute a fair representation of the views of the PAH Ordinary Shareholders, it is important that as many votes as possible are cast at the Court Meetings. PAH Ordinary Shareholders are therefore urged to take the action referred to in paragraph 21 below.

If the Scheme is approved and becomes effective, it will be binding on all PAH Shareholders irrespective of whether they attended the Court Meetings or the way in which they voted.

The purpose of the resolutions to be proposed at the General Meeting can be summarised as follows:

Resolution 1: to approve items relating to the Proposals, including:

(a) authorising the Directors to effect the Scheme;

(b) the reclassification of PAH's ordinary share capital for the purposes of the Proposals;

(c) amending the rights attaching to the PAH Golden Share;

(d) the insertion of PAH2 as the new holding company of PAH and to assist this by making certain changes to the share capital of PAH (including increasing the authorised share capital of PAH to its former amount following the PAH Reduction of Capital in order to allow for the allotment and issue of new shares of PAH pursuant to the Scheme) and authorising the allotment and issue of new shares of PAH pursuant to the Scheme;

(e) making amendments to the PAH Articles to ensure that shares allotted after the passing of this resolution and prior to the Scheme Record Time are subject to the Scheme and that, subject to the Scheme becoming effective, any shares issued by PAH after that time can be compulsorily acquired by the immediate holding company of PAH and to authorise PAH to procure the transfer of PAH Shares held by overseas shareholders to a nominee (in certain circumstances), and

(f) adopting new articles of association.

Resolution 2: to approve the Demerger and items relating to the Demerger, including the preliminary subscription for and issue of the Ipex Capital Loan Notes and the Transfer of the Ipex Assets to PAH2;

Resolution 3: to approve the PAH3 Reduction of Capital; and

Resolution 4: to approve the IpexH Reduction of Capital.

The majority required for the passing of each of Resolutions 1 to 4 (inclusive) is not less than three-fourths of the votes cast.

On a show of hands each PAH Ordinary Shareholder present in person or by proxy will have one vote and on a poll each PAH Ordinary Shareholder present in person or by proxy will have one vote for each PAH Ordinary Share held.

The PA ESOP and Sherobee

The PA ESOP and Sherobee have given their written consent as the persons who will, if the reclassification and conversion of PAH Ordinary Shares is effected as proposed, be the owners of all the PAH X Ordinary Shares to the Scheme and they have undertaken to be bound by the Scheme and not to vote at any of the Court Meetings. This dispenses with the need to hold a separate court meeting of the holders of PAH X Ordinary Shares.

Butten Trustees

The Proposals also require the approval of the Butten Trustees as holders of the PAH Golden Share, the PAH A Shares, the PAH C Shares and the PAH Preference Shares. The Butten Trustees have given their approval to the Proposals in principle and it is expected that the Butten Trustees will give their formal shareholders consent to the Proposals shortly before the Court Meetings and their consent to be bound by the Scheme shortly before the final hearing of the application to approve the Scheme. The consent of the Butten Trustees to be bound by the Scheme is to be given subject to certain covenants and undertakings being given to the Butten Trustees by members of the PA Group, including commitments which are designed to ensure that no action is taken by PA that would cause the Butten Trustees to breach undertakings given to the Court in 1988 and to replicate other covenants and undertakings from PAH and other PA Group companies. If such consent is given it will dispense with the need for separate court meetings or separate class meetings of the Butten Trustees as the holders of such PAH Special Shares.

The Butten Trustees will continue to be a shareholder in PAH after the Demerger as the holder of the PAH Golden Share. The rights attaching to the PAH Golden Share are proposed to be amended at the General Meeting, with the consent of the Butten Trustees. As amended the only substantive right of the PAH Golden Share will be to require that PAH obtains the consent of the holder of the Golden Share if PAH were to wish to allot new shares other than on a pre-emptive basis, something that your Board considers PAH as a subsidiary of PAH3 is extremely unlikely to wish to do.

The reason that the PAH Golden Share is to be amended rather than cancelled alongside the cancellation, under the Proposals, of all the other PAH Shares relates to events in 1988.

Under the terms of an Order made by Mr Justice Hoffmann in Chambers in the High Court of Justice Chancery Division (CH-1987-F-No.4676) on 22 July 1988, the then Trustees of the Butten Trust and PAH gave certain undertakings on the terms set out in paragraphs (2), A, B, C and D of the Court Order of which only the undertaking contained in paragraph B (Undertaking B) and undertaking number (2)

in relation to section 89 of the Companies Act 1985 (the s89 Undertaking) remain in force and binding on the Butten Trustees. PAH and the present Butten Trustees accordingly are bound by the terms of Undertaking B and the s89 Undertaking.

The rights attaching to the PAH Golden Share include a provision to the effect that, subject to a limited number of exceptions, the consent of the Butten Trustees is required for the allotment by PAH of any shares or other securities unless an offer of those shares or other securities is first made to the shareholders of PAH on no less favourable terms and in proportion to their existing shareholdings. This requirement to obtain the consent of the Butten Trustees as the holder of the PAH Golden Share applies until the s89 Undertaking ceases to have effect. Accordingly, it has not been considered appropriate to include the cancellation of the PAH Golden Share in the Proposals but instead to provide for the rights attaching to the PAH Golden Share to be modified so that they relate only to the s89 Undertaking. The end result for the Butten Trustees, if the Proposals are implemented, will be that they will hold a golden share in PAH (relating just to the s89 Undertaking) and a golden share in PAH3, replicating all the rights that currently attach to the PAH Golden Share.

Halifax Capital Trustees Limited

The Proposals also require the approval of Halifax Capital Trustees Limited (as trustee of the 1997 PA Employment Benefit Trust) as holder of the the PAH B Shares. Halifax Capital Trustees Limited has given its approval to the Proposals and has undertaken to be bound by the Scheme. This dispenses with the need for separate court meetings or separate class meetings of Halifax Capital Trustees Limited as the holder of the PAH B Shares.

20. Share certificates

Definitive share certificates in respect of PAH2 Shares issued pursuant to the Scheme will not be issued if the Demerger is implemented.

It is expected that certificates for the PAH3 Shares and the IpexH Shares to be issued pursuant to the Demerger and following the PAH3 Reduction of Capital and the IpexH Reduction of Capital will be despatched by 1 July 2008. In the case of joint holders, certificates will be despatched to the joint holder whose name appears first in the register. All certificates will be sent by pre-paid first class post at the risk of the person entitled to them.

The despatch of share certificates for PAH3 Shares and/or IpexH Shares may be deferred if it is necessary to adjourn any meeting required to approve the arrangements described in this document or if there is any delay in obtaining the Court's sanction of the Scheme, the PAH Reduction of Capital, the PAH3 Reduction of Capital or the IpexH Reduction of Capital.

Save in respect of the PAH Golden Share, with effect from (and including) the Scheme Operative Date, all share certificates representing the PAH Shares will cease to be valid and binding in respect of such holdings and should be destroyed.

All mandates in force at the Scheme Record Time relating to payment of dividends on PAH Shares and all instructions given relating to notices and other communications will, unless and until varied or revoked, be treated, from the Demerger Effective Time, as being valid and effective mandates or instructions to PAH3 and IpexH in relation to the corresponding holding of PAH3 Shares and IpexH Shares respectively.

All documents, certificates, cheques or other communications sent by or to PAH Shareholders, or as such persons shall direct, will be sent at their own risk and may be sent by post.

21. Action to be taken

Forms of proxy are enclosed as follows:

(a) if you are a US Smaller Shareholder, a pink form of proxy for use in respect of the US Smaller Shareholders Meeting;

(b) if you are not a US Smaller Shareholder, a blue form of proxy for use at the Non US and US Larger Shareholders Meeting;

(c) for the General Meeting, a white form of proxy.

PAH Ordinary Shareholders are requested to complete and sign the relevant blue or pink form of proxy and the white form of proxy, whether or not they propose to attend the meetings in person.

Completed forms of proxy should be returned in the reply paid envelope to the Registrars as soon as possible, and in any case so as to be received by the Registrars not later than 12 noon (London time) on 26 May 2008 in relation to the relevant blue or pink form of proxy relating to the Court Meetings and 12.15 p.m. (London time) on 26 May 2008 in relation to the white form of proxy relating to the General Meeting.

The blue or pink form of proxy for use at the relevant Court Meeting may also be handed to the Chairman at the relevant Court Meeting.

The lodging of a form of proxy will not prevent PAH Ordinary Shareholders from attending and voting in person at either the relevant Court Meeting or the General Meeting should you decide to do so.

22. Further Information

Your attention is drawn to the letter from your Chairman set out at the front of this document, the Scheme (which is set out in full in Part 9 of this document) and the additional information set out in Part 8 of this document.

23. Recommendation

The Board of PAH considers the Proposals set out in this document to be in the best interests of PAH Shareholders as a whole.

Accordingly, the Board unanimously recommends that PAH Ordinary Shareholders vote 'for' the Scheme at the relevant Court Meetings and 'for' the resolutions to be proposed at the General Meeting, as the Directors intend to do in respect of their own beneficial shareholdings amounting in aggregate to 4,823,412 PAH Ordinary Shares, representing approximately 14 per cent. of the existing issued ordinary share capital of the Company.

Yours faithfully

Jon Moynihan

Jon Moynihan OBE
Executive Chairman

PART 2

QUESTIONS AND ANSWERS

A number of changes and additions have been made in the proposals as described in the Q&A Documents previously sent to you on 11 February 2008 and on 7 March 2008. This document is the definitive statement of the Proposals and replaces and should be read to the exclusion of the Q&A Documents previously sent. Accordingly you should rely on this document (including the Q&As below) in relation to the Proposals and you should not rely on the previously distributed Q&A Documents.

1. The Purposes of the Demerger

1.1 ***What are the issues with the current PA model?***

The PAH Ordinary Share is becoming less accessible and attractive to future generations of employees

The price of a PAH Ordinary Share on the PA Internal Market is measured on a net asset value basis[1]. The Ventures Business is currently held within the PA Group structure and venture related activities can, as a result, have a distorting effect on the PAH Ordinary Share price.

- Expenditure in making investments in the Ventures Business is written off as it is incurred, and that write off is directly reflected in the PAH Ordinary Share price. Employees can, therefore, see share price growth substantially impacted by expenditure on Ventures Business investments (which is only indirectly related to the Consulting Business).
- Conversely, whilst successful Ventures realisations generate real value for the shareholders (through the positive impact they have on the net asset value based share price), these Ventures realisations inevitably "distort" the PAH Ordinary Share price. There is an adverse effect on employee incentivisation as Consulting bonuses "buy" a smaller number of higher priced ordinary shares. This can potentially lead to an increase in the percentage ownership of shares in the hands of ex-employees and correspondingly reduces the ownership interest of the current generation of employees.

The Ventures Business has been successful but it will be difficult to expand it successfully within the PA structure

There is a need to agree a long-term management and investment structure for the Ventures Business. If PA is to maximise the value to shareholders of its ventures activities, a dedicated management team for the Ventures Business is required. The Board has also accepted that if the potential of future ventures is to be maximised, there needs to be a committed allocation of cash to the Ventures Business. Otherwise, the risk remains that future management could always withdraw ventures funding for any number of reasons – such as future budget constraints or a change of strategy. Without committed funding the Ventures Business will have difficulty recruiting and retaining long term management, and risks losing substantial value in the portfolio (through being diluted by the need to take in third party investment).

Further, while the connection between the Consulting Business and the Ventures Business is important, and will continue to be (both for the provision of initial ideas and for ongoing benefits to each side as the Ventures Business buys resources of the Consulting Business to develop those ideas and Consulting Business engages Ventures Business experts on value and IP related issues), the current governance structure for operating the Ventures Business is complicated by comparison with a typical venture fund.

1.2 ***How does the Demerger address the issues with the current PA Group structure?***

It makes the PAH Ordinary Share more accessible and attractive to future generations of employees

[1] The Net Asset Value basis broadly looks at PA's assets, currently mainly short term investments and cash, less liabilities. There is no recognition of any internally – generated goodwill value arising from the Consulting Business within the share price although there is within the share price an element of acquired goodwill arising from the earlier acquisition of Hagler Bailly.

Motivating new and existing employees and providing them with a highly competitive remuneration package is a priority for the Consulting Business.

After the Demerger the ordinary shares in the new holding company of the Consulting Business, PAH3, will have a rebased (lower) share price reflecting the reduction in the PA Group's net assets by the amount of the Ipex Capital Loan Notes subscribed by PAH (being an amount to be determined by the Board but being no more than £70 million) and the value in PA's share price of the Venture Companies spun out to Ipex.

PAH3 will continue as a private company with an internal market in PAH3 Ordinary Shares in the usual way (with dealing periods twice per year) and PA employees will continue to be rewarded for their contribution to the business through PAH3 share and option awards. The rebased share price will make PAH3 Ordinary Shares and options more attractive to future generations of PAH3 employees because they will:

- receive more ordinary shares in their annual bonus from bonus year 2007 onward, than they otherwise would; and
- (assuming that PA continues to prosper) enjoy a better rate of return (i.e. year on year growth in share price) on those shares than would be the case without a rebasing.

As explained above, the PA ordinary share price is currently subject to extra volatility through the amount of funding set aside for the Ventures Business each year, and as and when part of the realisation proceeds from a venture feeds into the share price. Following the Demerger the PAH3 Ordinary Share price will not be affected by future venture realisations and instead the return to the shareholders of the Consulting Business will be more directly aligned to the performance of the Consulting Business.

It helps in the future development of the Ventures Business

The Demerger has the following benefits:

- Ipex will provide dedicated management and funding for the Ventures Business.
- The proposed structure simplifies the ownership of the Ventures Business investments and specifically removes the need for alphabet shares, which are becoming increasingly difficult to manage.
- A link with the Consulting Business can and should be kept up with Ipex, since there is major value in the contributions the Consulting Business people make to the individual ventures, while the Ventures Business resources can be of considerable value to some Consulting Business projects. However the Demerger will allow Ipex management to focus on their work with the ventures within a more appropriate governance structure.
- Finally, the Demerger of the Ventures Business seeks to align the ultimate entitlement to returns from venture realisations with those shareholders who have in effect borne the cost of the investment in those ventures. This is now considered better than the current model in which rewards are only partially allocated to the "investing generation", with part being allocated to the generation of shareholders at the time the investments are realised, potentially many years later, and who accordingly may not have also been part of the "investing generation" of shareholders when the cost of investment was incurred.

2. The details of the Demerger

2.1 *What happens to the alphabet shares?*

Alphabet shareholders currently have an interest that tracks two of the Venture Companies, namely AditOn and Aegate. The transfer of PAIL's interest in these Ventures Companies to Ipex Capital as a preliminary to the Demerger will be a realisation event for the purposes of the alphabet shares, but no value is likely to accrue on the alphabets as a result as it is not anticipated that the transfer values will exceed the minimum level to trigger redemptions of alphabet shares. Therefore the Directors are recommending to the trustee of the PA ESOP that it distribute to

alphabet shareholders Limited Partnership Units that it is anticipated that the trustee will acquire in the Fund. The number of Limited Partnership Units will be based on the cash invested to date attributable to alphabet shareholders as a proportion of the anticipated overall investment in the ventures that are transferred to Ipex.

2.2 ***Why is the Board recommending that alphabet shares are in effect replaced with Limited Partnership Units rather than IpexH Shares?***

Alphabet shares are designed to track the "upside" (ie the growth in value above the value of the initial investment) of the investment in a venture. It is therefore appropriate that alphabet shares are in effect replaced with Limited Partnership Units which are also designed to track that "upside".

2.3 ***What is the shareholder profile of Ipex and PA into the future?***

As noted earlier, at the time of the Demerger the ownership profile of the Consulting Business and the Ventures Business and Ipex (Ventures) businesses will be broadly the same (subject to the waiver of IpexH Shares by the PA ESOP described below and the fact that US Smaller Shareholders will not receive IpexH Shares in the Demerger). Over time, ownership percentages held by individuals will inevitably diverge. For the early life of the Ipex Fund (e.g. the first 5 years), when most of the investing in ventures and, it is hoped, a good part of the realising will occur, it is expected that the ownership profiles will be close to each other so that the interests of any shareholder category should not be significantly different.

2.4 ***Can I sell IpexH Shares and Limited Partnership Units?***

As noted in Part 3 of this document, there will not be a market in either IpexH Shares or Limited Partnership Units. Ipex Capital's funding is to support the Ventures Business. By operating a market, using these funds to buy shares from individuals to meet demand would run counter to that objective. Also it is normal in a venture fund for the value to be provided to investors at the end of the fund life and not to divert management attention to managing a volatile share price.

Shareholders and unit holders will keep their IpexH Shares and Limited Partnership Units regardless of whether or not they continue to be employed by the PA Group. On death, the IpexH Shares and Limited Partnership Units would form part of the deceased's estate or pass to their next of kin.

2.5 ***What return can I receive from IpexH Shares and Limited Partnership Units?***

IpexH Shares

As and when ventures are realised and preferred capital and income is returned to IpexH it is intended that this cash should be distributed to IpexH shareholders. It is envisaged that the Ipex Fund will realise its ventures during the lifetime of the fund, being the period of up to 12 years from its formation.

Limited Partnership Units:

Following a successful venture realisation, the Limited Partnership Units entitle holders to a distribution of a proportion of the profits after the preference returns relating to that venture have been paid to Ipex Capital and the Special Limited Partner, a profit share (akin to a management fee) has been paid to Ipex GP and expenses. The realisation could, for example, take the form of a sale to a third party or an IPO. The amount, if any, of payments that will arise on the Limited Partnership Units will, of course, depend on the values achieved on the realisations of the ventures. There can be no guarantee that realisation proceeds will be sufficient to allow a distribution to holders of Limited Partnership Units.

2.6 ***What will happen on Demerger to the entitlements arising from the shares that are held by the PA ESOP and Sherobee?***

As part of the Proposals:

- the PA ESOP and its subsidiary Sherobee will acquire their full entitlement of ordinary shares in the new holding company of the Consulting Business, PAH3; and
- PA has recommended to the PA ESOP trustee and directors of Sherobee that they in effect waive their entitlement to new IpexH Shares.

If the PA ESOP and/or Sherobee were to receive shares in IpexH then one of the issues that the Demerger is intended to address will recur, namely that the PAH3 Ordinary Share price, which is intended to reflect the performance of the Consulting Business only, will continue to be affected by the performance of the Ventures Business. In addition, following the Demerger the PA ESOP and Sherobee will have no obvious requirement for IpexH Shares as they will not form part of the reward programme for PA Group staff.

Beneficiaries of the PA ESOP comprise past, current and future Employees. Sherobee is a Jersey company wholly owned by the PA 2004 ESOP. The trustee of the PA ESOP and the directors of Sherobee consider that it is in the interest of the beneficiaries that the waiver is made so as to deal with the issue identified above.

2.7 *Why is there different treatment for "US Smaller Shareholders"?*

There would be a contravention of US securities laws, specifically the United States Investment Company Act, if IpexH Shares were allotted and issued to more than 100 PAH Ordinary Shareholders who have addresses in the United States unless a registration filing were made with the SEC. This would involve satisfying requirements that the Board considers unduly onerous. An alternative is to seek to satisfy the requirements of an exemption from filing, involving undertaking a procedure (with no certainty of success) which is also considered unduly onerous by the Board. Your Directors therefore propose that IpexH Shares are made available to fewer than 100 PAH Ordinary Shareholders with registered addresses in the United States. The Directors have decided that this will mean making IpexH Shares available to the shareholders with the largest holdings (over 1,750 PAH Ordinary Shares per shareholder), and that the remaining shareholders, referred to in this document as the "US Smaller Shareholders", should instead receive a dividend of US$4.50 per share, an amount calculated as approximately the "value equivalent" of receiving an IpexH Share (calculated by reference to the difference in value of a PAH Ordinary Share at 31 December 2007 of £7.27 used in March 2008 Dealing Period and the pro forma value of £5.01 of such a share had the Demerger been effected on 31 December 2007).

3. Practical considerations of the Demerger

3.1 *Do I have to pay anything for my new shares?*

No. All PAH3 Ordinary Shares and IpexH Shares arising as a result of the Scheme and the Demerger are being issued to PAH Ordinary Shareholders in return for their existing PAH Shares. No additional payment is required.

3.2 *Do I need to change my existing instructions so far as the payment of dividends is concerned?*

Your present dividend instructions will be continued for PAH3 and IpexH after the Scheme and Demerger become effective, unless and until you revoke or amend them.

3.3 *What do I do with my old share certificates?*

When the Scheme and Demerger become effective, your holding of existing PAH Ordinary Shares will be replaced by your new holding of PAH3 Ordinary Shares and IpexH Shares. **Thus, all your certificates for shares in PAH will cease to be valid. Upon receipt of your certificates for PAH3 Ordinary Shares and Ipex Shares, your share certificates in PAH should be destroyed.**

3.4 *Why am I being sent this document together with other documents?*

The Proposals require PAH Ordinary Shareholders to vote on certain matters at the Court Meetings and the General Meeting. This document contains information to assist you in your voting decision. The accompanying forms of proxy are for your use in the voting process.

PART 3

RISK FACTORS

This Part 3 identifies risks to which, after the Demerger, Ipex is exposed which could adversely affect the business, results of operations, cash flow, financial condition, turnover, profits, assets, liquidity and capital resources of Ipex. Prior to voting on the Proposals PAH Shareholders should consider these risks fully, together with all information in this document.

Additional risks and uncertainties currently unknown to the Board or which the Board currently deems immaterial may also have an adverse effect on the financial condition or business of Ipex after the Demerger.

Market Risks

The Ventures Business is materially affected by conditions in the financial markets and economic conditions generally, both in the United Kingdom and elsewhere.

The Ventures Business, as a venture capital business, is materially affected by conditions particularly in the UK, but also in the global financial markets and economic conditions throughout the world. During periods of unfavourable market or economic conditions the number of favourable investment opportunities may decrease, thereby increasing the competition among venture capital companies to invest in these. There can therefore be no guarantee that Ipex will be able to make investments in line with its investment objectives. Ipex results could be adversely affected by such reduction in the number of and returns from such investment opportunities. The future market and economic climate may deteriorate because of many factors, including rising interest rates or inflation, terrorism or political uncertainty.

The venture capital industry is highly competitive and the Directors expect that competition will intensify in the future.

Ipex will have numerous current and prospective competitors, many of whom are much longer established and are much larger than Ipex. Some of its competitors and potential competitors have larger customer bases, more established name recognition and greater financial, marketing, technology and personnel resources than Ipex will have.

Operating Risks

Investments in ventures are inherently higher risk

The Ipex model involves investing in start up or young enterprises which typically involves a higher degree of risk than investing in mature businesses.

Ipex may not be successful in its efforts to recruit and retain personnel.

Ipex's future success depends upon the efforts of its qualified, highly trained and experienced personnel, and upon its ability to recruit, retain and motivate such personnel. The level of competition for such skilled individuals is intense. If Ipex is not able to attract and retain highly skilled employees, or if it incurs increased costs associated with attracting and retaining personnel, it could have a material adverse effect on its financial condition and operating results.

Ipex's future success depends to a significant degree upon the continued contributions of its key personnel.

Ipex's future success will depend greatly upon the expertise and continued services of certain key personnel, including its directors and senior managers. Ipex offers an attractive remuneration package for its key personnel, but cannot, however, guarantee the retention of such key personnel and Ipex's business, its results or operations and financial condition may be adversely affected by the departure of one or more key members of personnel.

Risks relating to IpexH Shares/Ipex Fund Limited Partnership Units

There will not be a market in either IpexH Shares or Limited Partnership Units.

As and when ventures are realised and preferred capital and income is returned to IpexH it is intended that this amount should be distributed to IpexH shareholders. It is envisaged that the Ipex Fund will realise its ventures over a period to 2015. Any surplus cash that remains at the end of the life of the Ipex Fund will be distributed to IpexH shareholders.

Following any successful venture realisation, the Limited Partnership Units will entitle holders to a distribution of profits after a preference return relating to that venture has been paid to Ipex Capital and to the Special Limited Partner, a profit share (akin to a management fee) has been paid to Ipex GP and expenses. The realisation could, for example, take the form of a sale to a third party or an IPO. The amount, if any, of payments that will arise on the Limited Partnership Units will, of course, depend on the values achieved on the realisations of the ventures. There can be no guarantee that realisation proceeds will be sufficient to allow a distribution to holders of Limited Partnership Units.

As a holding company, the ability of IpexH to pay dividends will depend upon the level of distributions, if any, received from Ipex Capital and regulatory requirements.

The payment of dividends is subject to IpexH having sufficient distributable reserves for such purposes after the receipt of distributions from its principal subsidiary, Ipex Capital. To create additional distributable reserves and thereby increase flexibility, at the General Meeting of PAH, PAH Shareholders will be asked to approve a reduction of IpexH's share capital. IpexH will apply to the Court after the Demerger Effective Date for an order confirming the reduction (see paragraph 3 of Part 1 of this document). At this time, it is not possible to provide assurance that such application will be successful.

Risks relating to the Demerger

Separation of the Ventures Business from the Consulting Business may result in additional costs and disruption to the normal course of operations.

Demerging the Ventures Business may result in increased administrative and regulatory costs and burdens that are not reflected in the historical financial statements of the Ventures Business. Further, Ipex's systems, infrastructure and day-to-day corporate governance provisions will be required to operate on a standalone basis. Although Ipex's management are confident that the transition to a standalone entity will go smoothly, all of the above could adversely affect Ipex's operations.

After the Demerger Ipex will operate as an independent group.

After the Demerger, Ipex will operate independently, but will have the benefit of certain transitional services arrangements with PA. In due course Ipex will have to replace the transitional services provided by PA. It may be materially and adversely affected in the event that it is not able to support the businesses of Ipex on an independent basis or if it is not able properly to replace the transitional services when they are terminated.

Risks relating to the Establishment of the Ipex Fund

The Ipex Fund structure as described in Part 4 of this document has not yet been established. There can be no guarantee that Ipex Capital Management will obtain the regulatory approvals necessary for it to manage the Ipex Fund as is proposed under that structure or that other issues will not arise that mean the proposed structure cannot be adopted.

PART 4

SUMMARY OF THE IPEX FUND STRUCTURE

This summary provides certain information about the proposed structure of the Ipex Fund and the principal terms which shall be incorporated in a limited partnership agreement (the "**Partnership Agreement**"); the Investment Management Agreement; and an assignment of profits (described further below). It is expected that the final structure for the Ipex Fund will be, in all material respects, as described in this summary.

Fund Structure

The Ipex Fund is to be structured as an English limited partnership registered under the Limited Partnerships Act 1907 ("**Partnership**").

The general partner of the Partnership is to be Ipex GP ("**General Partner**"), which will be a wholly-owned subsidiary of Ipex Capital Management (the "**Manager**").

The limited partners (the "**Limited Partners**") in the Partnership will be Ipex Capital (the "**Preferred Limited Partner**"), the trustee of the PA ESOP (the "**Ordinary Limited Partner**") and the Special Limited Partner referred to below (the General Partner and the Limited Partners are referred to in this Part 4 as the "**Partners**").

The board of PAH has recommended to the trustees of the PA ESOP to exercise their discretion to assign an interest in a share of the profits that arise in respect of the Ordinary Limited Partner's interest in the Partnership (referred to in this document as a Limited Partnership Unit) to the PAH Ordinary Shareholders, holders of alphabet shares and holders of PA shadow shares as described in Part 1 of this document. This summary assumes that such an assignment is made. Such assignees shall be referred to in this summary as "**Investors**", however the assignment of interests to the Investors will not operate so as to cause any Investor to become a partner in the Partnership. Investors shall only be entitled to receive the share of profits assigned to them and shall not be entitled to any rights of a limited partner. The Ordinary Limited Partner shall be obliged pursuant to the terms of the assignment (but not pursuant to the terms of the Partnership Agreement) in limited circumstances only to exercise its right to consent in respect of certain Partnership matters only in accordance with a prior vote of the Investors taken by the Ordinary Limited Partner.

Investors' Committee

The Ordinary Limited Partner (who will separately agree to be bound in this respect by the recommendations of PAH3) will be entitled to require the appointment of up to three persons who are Investors to an investors' committee ("**Investors' Committee**") provided that the Manager shall be consulted with regard to the individuals so appointed and may veto an appointment if it considers in its reasonable discretion that the relevant individual's appointment is not appropriate in the interests of the Ipex Fund. The Investors' Committee will meet twice a year or at such other times as the Manager determines necessary to review the investment performance of the Ipex Fund and any potential conflicts of interest brought to its attention by the Manager as well as decide certain other matters as specified in this summary.

Investment Purpose

The principal purpose of the Ipex Fund is to acquire an existing portfolio of interests in companies held by Ipex Capital described at paragraph 10 of Part 1 of this Document ("**Existing Venture Capital Investments**") and to hold, monitor and realise those Existing Venture Capital Investments and to make, hold, monitor and realise further investments (including follow-on investments in Existing Venture Capital Investments) being principally unquoted equity and equity-related investments in early stage companies. All such investments or prospective investments are referred to herein as "**Investments**" and the companies or other entities in which such Investments are made are referred to as "**Investee Companies**".

Commitments

The Preferred Limited Partner will make a total commitment to the Ipex Fund ("**Preferred Commitment**") comprising its interests in the Existing Venture Capital Investments and an additional commitment of an amount not exceeding the principal subscribed by PAH for Ipex Capital Loan Notes as described in this document, being an amount of up to £70 million and not less than £50 million. For structuring considerations to enable drawdowns to be made on an as needed basis, the Preferred Commitment will comprise a small capital contribution (payable on admission to the Partnership) and a subordinated interest free advance ("**Advance**") as to the balance (payable when called).

The Ordinary Limited Partner will make a small commitment ("**Ordinary Commitment**") to the Ipex Fund, all of which shall comprise capital contribution payable on admission to the Partnership. The Special Limited Partner referred to below will also make a small capital contribution ("**Special Commitment**").

The Preferred Commitment shall be in return for a limited partnership interest carrying the rights to repayment and a preferred return described below at Distributions (a "**Preferred Partnership Interest**"). The Ordinary Commitment shall entitle it to a share of distributions after payment of the preferred return to the Preferred Limited Partner and payment of the return to the Special Limited Partner (as further described below) (an "**Ordinary Partnership Interest**").

The Preferred Commitment, Special Commitment and Ordinary Commitment shall together be referred to as "**Total Commitments**".

The General Partner will not make a commitment.

Closing

There will be a single closing of the Ipex Fund at which Ipex Capital, the Special Limited Partner and the PA ESOP shall be admitted as limited partners ("**Closing**").

Investment Period

New Investments may be made by the Partnership from the Closing until the earliest of the dates upon which one of the following occur (the "**Investment Period Expiry Date**" and the period prior thereto the "**Investment Period**"):

(a) the fifth anniversary of the Closing with the possibility of one extension of up to one year at the option of the Manager with the consent of the Investors' Committee;

(b) when Total Commitments have been drawn down in full or, in the discretion of the Manager, when at least 85 per cent. of Total Commitments have been invested or committed for investment;

(c) the good faith determination of the Manager that changes in applicable laws or regulations or business conditions makes termination of the Investment Period necessary or advisable in the interests of the Partnership;

(d) the agreement to terminate the period for investment by the Manager and the Limited Partners. In this circumstance the Ordinary Limited Partner shall, as a term of its assignment of profits to the Investors, be required first to put the matter to a vote of Investors and to consent only if more than 50 per cent. of Investors (in proportion to their interests) who vote approve the giving of such consent ("**Investors' Ordinary Consent**"); and

(e) in the circumstances described below under Suspension of Investment Period.

Following the Investment Period Expiry Date, no further Investments shall be made other than Investments:

(a) that were contractually committed to (whether conditionally or otherwise) or which were in the course of negotiation or for which exclusivity had been granted during the Investment Period; or

(b) follow-on Investments in existing Investee Companies.

Suspension of Investment Period

The "**Key Executives**" shall be Martin Stapleton and Jon Moynihan OBE and such replacements to them as may be nominated by the Manager and approved by the Investors' Committee. The "**Key Executive Test**" shall, in the case of Martin Stapleton or any replacement Key Executive, mean him devoting substantially all of his working time to the affairs of Ipex Capital Management and, in the case of Jon Moynihan OBE, mean him devoting the majority of his working time to the affairs of Ipex and PA.

If both Key Executives cease to meet the Key Executive Test, the Manager shall promptly notify the Limited Partners and the Investors' Committee of such event and the date thereof. As from that date (the "**Suspension Date**") the investment powers of the Manager shall be automatically suspended (other than in respect of Investments contractually committed to or in the course of negotiation, or for which exclusivity had been granted prior to the Suspension Date, and follow-on Investments in existing Investee Companies).

Unless the Investors' Committee approves the revocation of the suspension prior thereto, the Investment Period shall end on the date falling 180 days following the Suspension Date (or, if earlier, the date on which the Investment Period is due to end as detailed under Investment Period above).

Drawdowns

The Preferred Commitment made by the Preferred Limited Partner shall, to the extent it comprises an obligation to contribute the Existing Venture Capital Investments, be contributed by a transfer of those Investments to the Ipex Fund at or as soon as practicable following the Closing.

The remaining Preferred Commitment of the Preferred Limited Partner will be drawn down:

(a) to fund new Investments and follow-on Investments;

(b) to fund the General Partner's entitlement to drawings on account of the General Partner's Profit Share (see "General Partner's Profit Share" below); and

(c) in respect of the expenses and liabilities of the Partnership.

Drawdowns, which in general will be on an 'as required' basis, will be on ten business days' notice.

Drawdowns will be made in pounds sterling. Where Investments are denominated in another currency, the Partnership will exchange such amounts into the appropriate currency (the rate of such conversion for that Investment being the "**Investment Exchange Rate**".)

The Ordinary Commitment made by the Ordinary Limited Partner and the Special Commitment made by the Special Limited Partner shall be paid in full on the date of the Closing.

Redrawing of Commitments

The amount of any Advance repaid to the Preferred Limited Partner during the Investment Period will be added back to its undrawn Preferred Commitment and will be available to be redrawn for the purpose of making Investments as would then be permitted where the repayment:

(a) is of amounts realised on the syndication, refinancing, sub-underwriting or other disposition of an Investment within 18 months of its acquisition by the Partnership or such longer period as may be agreed with the Investors' Committee, such amounts not exceeding the acquisition cost thereof funded by the drawdown Commitment; or

(b) is of amounts drawn down for a proposed Investment that did not proceed, or was in excess of what was required or for other purposes for which there was no longer a need; or

(c) is of amounts drawn down to fund expenses of the Partnership; or

(d) is of amounts drawn down to fund drawings made by the General Partner on account of the General Partner's Profit Share.

Amounts held by the Partnership that if applied in the repayment of the Advance would be subject to re-advance may, in the Manager's absolute discretion, be retained within the Partnership for the purpose of making Investments as would then be permitted, and if so invested the amount thereof shall be treated as having been applied in repayment of Advance and then immediately redrawn. Save as aforesaid proceeds from Investments shall not be applied in the making of further Investments.

Defaults

Default under a notice of drawdown (including where the default is due to bankruptcy, insolvency, dissolution, liquidation or other similar event) will, in the absence of the default being remedied (together with payment of interest), render the Preferred Limited Partner liable to one or more of the following at the Manager's discretion:

(a) having all or part (at the Manager's discretion) of its limited partnership interest sold to third parties as the Manager may in its discretion determine at a price equal to 75 per cent. of the Preferred Limited Partner's Partnership account balances;

(b) foregoing for the benefit of other partners future income or gains on (and distributions in respect of) Investments made prior to its default (but continue to be subject to losses or reduction in value on such Investments); and/or

(c) losing any right to exercise votes in respect of its limited partnership interest and to receive reports and accounts or other information relating to the Partnership.

The foregoing remedies are not exclusive and the Manager may, in its discretion, waive any of the remedies against a defaulting Preferred Limited Partner.

Investment Allocation

During the Investment Period, the Ipex Fund shall have the exclusive right to participate in all investment opportunities available to the Manager and which are within the Ipex Fund's investment purpose, provided that:

(a) the Manager may in respect of any investment opportunity bring in permitted coinvestors (see "Co-investment" below); and

(b) the Manager or any of their associates shall not be prevented from arranging or advising in relation to acquisitions by Investee Companies of companies or businesses without offering participation in any such opportunity to the Fund.

Carried Interest and Co-investment

An aggregate of 12.5 per cent. of the ordinary share capital of each Investee Company shall be subscribed for by members and/or employees of the Manager and, to the extent the Manager makes the subscription available, by individuals employed or otherwise engaged by the Preferred Limited Partner who provide services to Investee Companies. Such holdings shall be subject to the terms of a co-investment scheme to be established by the Manager. Such investment may be made directly, through a nominee, partnership or limited liability partnership or other collective vehicle for the purpose of co-investment. An entity shall also be established as a special limited partner ("**Special Limited Partner**") in the Partnership that is entitled to receive an amount equal to 12.5 per cent. of the profits of the Partnership in respect of an Investee Company to the extent such profits derive from preferred share capital held by the Partnership, once the Preferred Limited Partner has received its preferred rate of return (see under "Distributions" below).

The Manager may, on such terms as it may decide, provide any person with co-investment opportunities to be made available out of the investment opportunity otherwise available to the Ipex Fund, in circumstances where the Manager considers in its discretion that a strategic advantage may arise if it brings in that co-investor alongside the Ipex Fund. For the avoidance of doubt no co-investment out of opportunities otherwise available to the Ipex Fund shall be made by the Manager's Group (as defined below) or individuals employed or otherwise engaged by the Preferred Limited Partner who provide services to Investee Companies, other than as described in the first paragraph above. All such

coinvestments shall, to the extent made in the same class of asset as the Partnership, be on substantially the same terms as the related Investment by the Partnership save where otherwise required by applicable legal, tax or regulatory considerations.

Investment Restrictions

Investments are subject to the following restrictions:

(a) no Investment shall be made directly in real estate assets or entities primarily engaged in holding, investing or trading in, or managing real estate;

(b) no Investment shall be made that directly involves the assumption by a Partnership of unlimited liability for the debts and obligations of an Investee Company;

(c) no Investment shall be made in any non-discretionary (from the perspective of the Partnership) pooled investment funds requiring the payment of a "carried interest", management fee or comparable priority profit share; and

(d) no Investments will be bought from or sold to the Manager, its members or any subsidiaries of the Manager (the "**Manager's Group**") or any fund advised or managed by any member of the Manager's Group unless such transaction is approved by the Investors' Committee.

Borrowings Facility

The Partnership or a special purpose vehicle owned or controlled by the Partnership shall have the power to borrow for the purpose of:

(a) funding the acquisition of an Investment in advance of the issue of a notice of drawdown of Preferred Commitments; or

(b) to fund any shortfall occasioned by the Preferred Limited Partner having defaulted on a drawdown of such Preferred Commitments.

General Partner's Profit Share

The General Partner will be entitled to an annual profit share ("**General Partner's Profit Share**") out of amounts otherwise distributable to the Limited Partners. The profit share will be equal, during the Investment Period and for two years thereafter, to £1.75 million per annum.

With effect from the second anniversary of the Investment Period Expiry Date, for the remainder of the accounting period in which that date occurred and for all subsequent accounting periods, out of amounts otherwise distributable to the Limited Partners the annual profit share of the General Partner will be equal to 2.5 per cent. per annum of Advances made less the sum of the amount of Advances that have been repaid and that are not able to be redrawn and the amount of Advances for Investments that have been wholly and permanently written off. After the second anniversary of the Investment Period Expiry Date, the foregoing basis for determining the General Partner's Profit Share shall be calculated every 6 months.

The General Partner's Profit Share will accrue on a daily basis from the date of the Closing. The General Partner shall be entitled to draw quarterly in advance on account of its prospective entitlement to the General Partner's Profit Share. If profits allocated to the General Partner to offset its outstanding drawings are not sufficient, the outstanding balance of such drawings will be written off upon termination of the relevant Partnership. Commitments may be drawn down to fund drawings on account of the General Partner's Profit Share.

The General Partner's Profit Share shall be reduced by certain fees which may be received by the Manager's Group (see "Transaction and Other Fees" below).

Transaction and Other Fees

The Manager and other members of the Manager's Group will be entitled to charge Investee Companies (and retain for their own benefit) fees of any kind including without limitation agency, arrangement, transaction, underwriting, syndication, directors', monitoring, waiver, abort and corporate finance fees, provided that the aggregate General Partner's Profit Share shall be reduced by:

(a) all underwriting fees attributable to the commitment of Partnership assets to an Investment (less any sub-underwriting fees payable by the Partnership in respect of such Investment) (**"Underwriting Fees"**); all arrangement and other transaction fees, including syndication fees attributable to Investments of the Partnership (less any syndication fees paid or payable in respect of the syndication of such Investments) (**"Arrangement Fees"**); all directors and monitoring fees attributable to the holding of Investments (**"Holding Fees"**); and all fees of any description that are attributable to prospective Investments of the Partnership which do not proceed to completion (**"Abort Fees"**), until the aggregate amount of such reduction is equal to the aggregate amount of costs and expenses incurred by the Partnership in connection with proposed Investments which do not proceed (**"Abort Costs"**); and

(b) all Underwriting Fees and 80 per cent. of Arrangement Fees, Holding Fees and Abort Fees in excess of Abort Costs,

but after having first deducted any Abort Costs and other Partnership expenses paid by the Manager's Group.

Notwithstanding the foregoing, for the avoidance of doubt, if members or employees of the Manager's Group provide consultancy or other services to an Investee Company on arm's length terms there shall be no reduction of the General Partner's Profit Share in respect of the fees paid for such services by the Investee Company.

Expenses

The Partnership will bear the costs and expenses (including out-of-pocket expenses of the Manager's Group) incurred in connection with establishment of the Partnership (together with VAT where applicable), to the extent that such costs and expenses are not paid by PA or a member of the demerged group.

In addition, the Partnership shall bear all costs and expenses directly or indirectly related to the business and operations of the Partnership including Abort Costs (together "**Partnership Expenses**") other than the day-to-day expenses of the General Partner and the Manager (including the costs of their employees, office accommodation and other overheads) and the remuneration of the Manager pursuant to the Investment Management Agreement which will all be borne by the General Partner.

Distributions

Partnership Receipts (as defined below) in respect of an Investee Company after deducting or providing as the Manager may determine for Partnership Liabilities (as defined below) in respect of that Investee Company will be distributed in the following order of priority, subject to the paragraph below in the case of non-pounds sterling Partnership Receipts (as defined below):

(a) to the General Partner in satisfaction of that proportion of the General Partner's Profit Share that equals the proportion that the acquisition cost of the relevant Investee Company bears to the acquisition cost of all Investee Companies held or previously disposed of at the time of the distribution;

(b) to the Preferred Limited Partner in repayment of its Advance which has been drawn down and invested in that Investee Company or has been drawn down to meet expenses or liabilities associated with that Investee Company and which in each case remains outstanding;

(c) to the Preferred Limited Partner in repayment of its Advance which has been drawn down to meet that proportion of Partnership Expenses (not associated with a specific Investee Company) that equals the proportion that the acquisition cost of the relevant Investee Company at the time of the distribution bears to the acquisition cost of all Investee Companies held or previously disposed of at the time of the distribution;

(d) to the Preferred Limited Partner in an amount which shall give it an internal rate of return of six per cent. per annum on its drawndown Advance in respect of amounts referred to at paragraphs (b) and (c) above;

(e) to the Special Limited Partner until it has received an amount equal to 12.5 per cent. of the amounts distributed under (d) plus, to the extent the Partnership Receipts giving rise to distributions after satisfaction of paragraph (d) derive from an Investment in preferred share capital of the relevant Investee Company, an amount equal to 12.5 per cent. of those Partnership Receipts; and

(f) thereafter, as to 34 per cent. to the Preferred Limited Partner and 66 per cent. to the Ordinary Limited Partner.

In the case of Partnership Receipts which arise from Investments made in a currency other than pounds sterling (including, without limitation, interest, dividends and amounts received on realisation of such Investments), the amount deemed to be distributed in pounds sterling shall, for the purpose of determining the above distribution, be determined by taking the average of the Investment Exchange Rate effective when the Investment was made and the actual exchange rate when the Partnership Receipt is converted to pounds sterling.

For the avoidance of doubt, the Manager may, in its discretion, decide to retain any amount in the Partnership against contingent liabilities of the Partnership.

The Manager will have the discretion to make distributions in specie in respect of any Investment which has achieved or is about to achieve a flotation on a recognised stock exchange or which is or is about to be quoted or dealt in on a market which, in the opinion of the Manager, is an appropriate market and is not subject to any restrictions or limitations on transfer. Such distribution will be made in the same proportion as would apply to a distribution of the cash amount equal to the value of the Investment. The value adopted will be the average closing mid-market price of the shares on the five days prior to and the five days following the date of distribution.

Partnership Receipts: These comprise all amounts received by the Partnership (including, without limitation, interest and dividends received in respect of Investments; amounts received on the realisation of Investments; bank interest paid on amounts received by the Partnership pending investment or distribution and Investments to be distributed in specie) (**"Partnership Receipts"**).

Partnership Liabilities: These comprise fees, expenses and liabilities (contingent or otherwise) of the Partnership including, without limitation, Partnership expenses; fees, expenses and other liabilities in respect of hedging transactions; and any required tax withholdings (**"Partnership Liabilities"**).

In calculating the amount of any distributions to Partners there shall be treated as distributed an amount equal to any tax deducted or withheld or required to be deducted or withheld from income allocated to the relevant Partner.

To the extent not retained for the purpose of making Investments (see "Redrawing of Commitments" above), distributions of Partnership Receipts resulting from the realisation of Investments will be made as soon as practicable following such realisations and Partnership Receipts of an income nature will generally be distributed at the discretion of the Manager.

Allocations

Profits and losses will be allocated among Partners in a manner consistent with the provisions of "General Partner's Profit Share" and "Distributions" above and on the assumption that all Investments and other assets of the Partnership are entirely written-off, all undrawn Advances are drawndown and

written off and the Partnership is liquidated (or on such other basis as the Manager may determine with the approval of the Fund's auditors). Subject to the above, allocations in respect of the General Partner's Profit Share may be made out of such profits whether of an income or capital nature as the Manager may determine.

Term of Fund

The Partnership will terminate ten years from the Closing, subject to one extension of one year at the option of the Manager and a further extension of one year with the approval of the Limited Partners (the Ordinary Limited Partner being obliged as a term of its assignment first to have obtained an Investors' Ordinary Consent). The Partnership is subject to earlier termination:

(a) on the insolvency, dissolution or liquidation of the General Partner;

(b) by the agreement of the Manager with the consent of the Limited Partners. In this circumstance the Ordinary Limited Partner shall, as a term of its assignment of profits to the Investors, be required first to put the matter to a vote of Investors and to consent only if at least 75 per cent. of Investors (in proportion to their interests) who vote approve the giving of such consent ("**Investors' Special Consent**");

(c) by the Manager in the event of change in the law which, in the reasonable opinion of the General Partner makes the continuation of the Partnership unlawful, impractical or inadvisable;

(d) by notice pursuant to the agreement of the Limited Partners (the Ordinary Limited Partner being obliged as a term of its assignment first to have obtained an Investors' Ordinary Consent) in the event of the gross negligence, wilful misconduct, bad faith or reckless disregard for its obligations and duties in relation to the Partnership by the General Partner or the Manager subject to the challenge of any such notice by the General Partner or the Manager in accordance with the terms of the Partnership Agreement;

(e) on the termination of the Investment Management Agreement (except where a replacement Manager approved by the Investors' Committee has been appointed as permitted by and in accordance with the Partnership Agreement).

Following dissolution of the Partnership consequent upon any of the matters referred to in paragraphs (a), (d) and (e) above, the Partnership may be reconstituted with a new general partner.

Removal of the General Partner

The Limited Partners may acting together (the Ordinary Limited Partner being obliged as a term of its assignment first to have obtained an Investors' Special Consent) require the removal of the General Partner and the appointment of a new general partner on 90 days' written notice at any time prior to the dissolution of the Partnership.

Other Funds

Unless consented to by the Limited Partners (the Ordinary Limited Partner being obliged as a term of its assignment first to have obtained an Investors' Ordinary Consent) no member of the Manager's Group will act as general partner, manager or investment adviser to, or establish, any other investment fund whose investment purpose is substantially similar to that of the Ipex Fund, until the earlier of the end of the Investment Period or when 75 per cent. of the Total Commitments of the Partnership have been invested or committed for investment or allocated for follow-on Investments.

Transfer of Interests and Withdrawal

The Limited Partners may not sell, assign, transfer, pledge or encumber any interest in the Partnership (other than the assignment of profits by the Ordinary Limited Partner referred to above) without the prior written consent of the Manager, which the Manager may withhold in its sole discretion, nor withdraw from the Partnership. Similarly Investors may not sell, assign, transfer, pledge or encumber any interest in profits in the Partnership assigned by the Ordinary Limited Partner.

Reports and Meetings

The Partnership will furnish audited financial statements annually to all Partners for each year ending 31 December, within 90 days of the year end. In addition, the Partnership will provide unaudited results on a half yearly basis 60 days after the end of each half year. Partners will also receive descriptive investment information for each of the investments on a quarterly basis. The Ordinary Limited Partner shall make copies of such statements and information available to the Investors.

Exclusion of Liability and Indemnification

None of the General Partner, the Manager, their associates, or members of the Investors' Committee (each an **"Indemnified Party"**), shall to the maximum extent permitted by law be liable to the Partnership or to any Partner for any act or omission of the Indemnified Parties in connection with the conduct of the affairs of the Partnership and the Partnership shall indemnify and save harmless each of the Indemnified Parties from and against any and all claims, liabilities, damages, losses, costs and expenses of any nature whatsoever, known or unknown, liquidated or unliquidated (collectively **"Losses"**), that are incurred by any Indemnified Party and arise out of or are related to the affairs or activities of the Partnership, provided that an Indemnified Party (other than a member of the Advisory Committee) shall not be excluded from liability or entitled to indemnification to the extent it is determined by any court or governmental body of competent jurisdiction in a final judgment that the matter giving rise to the liability or such Losses resulted directly from the Indemnified Party's fraud, bad faith, wilful misconduct, illegal acts, gross negligence, or material breach of the Partnership Agreement or the Investment Management Agreement or, with respect to a member of the Investors' Committee, it shall be so determined that the matter giving rise to the liability or Losses resulted directly from such member's fraud, bad faith or wilful misconduct. In addition to the foregoing each of the Indemnified Parties shall be indemnified against any tax liability in respect of tax on any profits allocated to any Limited Partner such indemnity to be satisfied in the first instance by the Limited Partner concerned but if not so satisfied then the relevant Indemnified Party shall be entitled to be indemnified out of the Partnership Assets in which event the Partnership shall be subrogated to the rights of the Indemnified Party against such Limited Partner.

Amendments

The Partnership Agreement may be amended by the General Partner and the Limited Partners with the consent of the Investors' Committee. No amendment may be made that imposes upon a Limited Partner any obligation to make any further payment to the Partnership beyond the amount of its Commitment, without that Limited Partner's consent. Further, the Partnership Agreement may be amended by the General Partner to correct any printing, typographical or clerical error or omission.

Governing Law

The Partnership Agreement will be governed by the laws of England.

PART 5A

HISTORICAL FINANCIAL INFORMATION

PA Consulting Historical Financial Information

Profit and loss accounts for the years ended 31 December 2005-7

	Year ended 31 December		
	2005	*2006*	*2007*
	£000	*£000*	*£000*
Turnover	349,010	397,516	403,584
Personnel and Direct Costs	(219,214)	(253,005)	(251,897)
Gross profit pre-bonus	129,796	144,511	151,687
Bonus	(52,043)	(60,405)	(59,235)
Administrative expenses	(48,234)	(51,315)	(54,107)
Other Operating Income	7,600	7,196	1,754
Operating profit	37,119	39,987	40,099
Exceptional items	—	44,720	—
Net Interest receivable/(payable) and similar charges	(50)	1,016	8,733
Interest on pension scheme liabilities	(21,400)	(22,214)	(23,212)
Expected return on pension scheme assets	25,700	31,185	33,772
Profit on ordinary activities before taxation	41,369	94,694	59,392
Taxation	(13,339)	(19,536)	(20,733)
Profit on ordinary activities after taxation	28,030	75,158	38,659

Net assets statement as at 31 December 2007

	£'000
Fixed assets	
Intangible assets	26,998
Tangible assets	31,700
	58,698
Current assets	
Debtors: due within one year	100,753
Debtors: due in more than one year	77,748
Investments	227,556
Cash at bank and in hand	23,303
	429,360
Creditors: amounts falling due within one year	(153,208)
Net current assets	276,152
Total assets less current liabilities	334,850
Creditors: amounts falling due after more than one year	(61,566)
Provisions for liabilities	(20,976)
Net assets excluding pension assets/(liabilities)	252,308
Pension assets/(liabilities)	
With net liabilities	(78)
With net assets	33,925
Total net assets including pension assets/(liabilities)	286,155

Cash flow statement for the year ended 31 December 2007

	£'000
Net cash inflow from operating activities	27,379
Returns on investment and servicing of finance	8,924
Taxation paid	(10,732)
Capital expenditure and financial investment	
Purchase of tangible fixed assets	(9,434)
Sale of tangible fixed assets	499
Purchase of own shares	(25,270)
Purchase issue of shares in Ventures	(8,700)
	(42,905)
Equity dividends paid	(895)
Cash (outflow)/inflow before management of liquid resources and financing	(18,229)
Management of liquid resources	
Increase in short term deposits	5,577
Net cash flow	(12,652)

Reconciliation of operating profit to net cash inflow from operating activities

	£'000
Operating profit	40,099
Adjustments to operating profit:	—
Depreciation	6,129
Amortisation	2,105
(Profit)/loss on disposal of fixed assets	(2)
(Increase)/decrease in debtors	(18,078)
Increase/(decrease) in creditors	(620)
Foreign exchange (gain)/loss	5,295
Net retirement benefits credit less contributions	(8,900)
Share-based payments charge	1,351
Net cash inflow from operating activities	27,379

Notes to historical information

Exceptional Items

Exceptional items are analysed as follows:

	2005 *£000*	*2006* *£000*	*2007* *£000*
Profit on sale of fixed assets	nil	44,720	nil

Ventures Historical Financial Information

Profit and loss accounts for the years ended 2005-7

	Year ended 31 December		
	2005	*2006*	*2007*
	£000	*£000*	*£000*
Turnover	—	787	4,356
Personnel and Direct Costs	(8,975)	(3,486)	(7,968)
Gross loss	(8,975)	(2,699)	(3,612)
Administrative expenses	(1,221)	(6,239)	(8,788)
Share of operating profit/(loss) of associates	(3,819)	487	269
Operating loss	(14,015)	(8,451)	(12,131)
Exceptional items	13,806	852	5,226
Net Interest receivable and similar charges	28	27	5
Loss on ordinary activities before taxation	(181)	(7,572)	(6,900)
Taxation	856	953	1,142
Profit/(loss) on ordinary activities after taxation	675	(6,619)	(5,758)

Net assets statement as at 31 December 2007

	£000
Fixed assets	
Intangible assets	3,582
Tangible assets	467
Other investments	878
	4,927
Current assets	
Debtors: due within one year	6,704
Cash at bank and in hand	653
	7,357
Creditors: amounts falling due within one year	(15,044)
Net current assets	(7,687)
Total assets less current liabilities	(2,760)
Creditors: amounts falling due after more than one year	—
Provisions for liabilities	—
Net assets excluding pension assets/(liabilities)	(2,760)
	—
Pension assets/(liabilities)	—
With net liabilities	—
With net assets	—
Total net assets including pension assets/(liabilities)	(2,760)

Cash flow statement for the year ended 31 December 2007

	£'000
Net cash inflow from operating activities	(4,977)
Returns on investment and servicing of finance	29
Taxation paid	—
Capital expenditure and financial investment	
Purchase of tangible fixed assets	(144)
Sale of tangible fixed assets	—
Purchase of own shares	—
	(144)
	—
Acquisitions and disposals	—
Net proceeds on disposal of UbiNetics' underlying businesses	5,450
Disposal of Cubiks	3,843
Part disposal of Epix fixed asset investment	1,699
Alphabet redemption	(461)
Acquisition of Auto-txt	(2,223)
Acquisition of Impaq	(970)
Net cash acquired with acquisitions	59
Net cash inflow from acquisitions and disposals	7,397
Equity dividends paid	—
Cash (outflow)/inflow before management of liquid resources and financing	2,305
Management of liquid resources	
Increase in short term deposits	—
Financing	
Issue of shares	8,700
	8,700
Net cash flow	11,005

Reconciliation of operating profit to net cash inflow from operating activities

	£'000
Operating profit	(12,131)
Adjustments to operating profit:	—
Operating profit of associates	(269)
Depreciation	329
Amortisation	177
(Profit)/loss on disposal of fixed assets	2
(Increase)/decrease in debtors	308
Increase/(decrease) in creditors	6,607
Foreign exchange (gain)/loss	—
Net retirement benefits credit less contributions	—
Share-based payments charge	—
Net cash inflow from operating activities	(4,977)

Notes to historical information

Exceptional Items

	2005 £000	2006 £000	2007 £000
Profit on disposal of UbiNetics	13,806	505	2,924
Profit on disposal of Cubiks	—	—	1,943
Epix milestone payment/disposal proceeds	—	347	359
	13,806	852	5,226

Acquisitions

a) In December 2007 the Group acquired the assets of Auto-txt.

Auto-txt designs, manufactures and sells telematic products and services to the automotive and retail sectors.

	Book value prior to acquisition £000	*Fair value adjustments £000*	*Fair value to Group acquisition £000*
Property, plant and equipment	26	—	26
Intangible	771	(771)	—
Trade receivable and other receivables	87	—	87
Trade and other payables	(534)	—	(534)
Net Assets acquired	350	(771)	(421)
Cash consideration			2,354
Goodwill			2,775

Goodwill of £2,775,000 represents the value to the Group of acquiring the services of the highly skilled workforce in Auto-txt which, combined with the customer base, allows the Group direct access to automotive sector.

The fair value adjustment represents the removal of capitalised research and development in line with PA accounting policy and additional liabilities for fees and trade creditors.

The profit attributable to the Group from the date of acquisition to 31 December 2007 was nil.

b) In May 2007 the Group acquired the assets and business of Impaq Business Solutions Limited.

This business forms part of ProcServe and is a delivery partner for the UK public sector electronic marketplace contract, Zanzibar. The purpose of the acquisition was to access the client list, experienced staff and existing technologies.

	Book value prior to acquisition £000	*Fair value adjustments £000*	*Fair value to Group acquisition £000*
Property, plant and equipment	25	—	25
Intangible	150	(150)	—
Trade receivable and other receivables	200	97	297
Trade and other payables	(338)	—	(338)
Net Assets acquired	37	(53)	(16)
Cash consideration			970
Goodwill			986

Goodwill of £986,000 represents the value to the Group of acquiring services to the public sector electronic marketplace Zanzibar.

The loss attributable to the Group from the date of acquisition to 31 December 2007 was £113,000.

1 Accounting policies

a) ***Basis of preparation and accounting convention***

The financial statements are prepared under the historical cost convention in accordance with the Companies Act 1985 and applicable United Kingdom accounting standards.

b) ***Basis of consolidation***

The consolidated financial statements incorporate the financial statements of PAH and each of its subsidiary undertakings for the year ended 31 December 2007 using the acquisition method of accounting. Where shares in a subsidiary undertaking are acquired or disposed of during the year, the profits or losses of that subsidiary undertaking are included in the Group's results for the period during which the assets and liabilities of that subsidiary are controlled by the Group. Intra-Group transactions are eliminated on consolidation. Entities other than subsidiary undertakings, in which the Group has a participating interest and over whose operating and financial policies the Group exercises a significant influence, are treated as associates. In the Group financial statements, associates are accounted for using the equity method.

c) ***Foreign currencies***

The results of foreign subsidiary undertakings are translated into sterling at the average rate of exchange during the year. Their assets and liabilities are translated into sterling at the rates of exchange ruling on the balance sheet date. Exchange differences that arise from translation of the opening net investment in foreign subsidiary undertakings are taken to reserves.

All other differences are taken to the profit and loss account with the exception of differences on foreign currency borrowings, which are taken directly to reserves to the extent of the exchange difference arising on the net investment in these enterprises, provided they are used to finance or hedge against foreign equity investments.

Foreign currency transactions of individual companies are translated at the rates ruling when they occurred. Foreign currency monetary assets and liabilities are translated at the rates ruling at the balance sheet date, any differences being taken to the profit and loss account.

d) ***Employee benefit schemes***

The assets, liabilities and results of the Group's employee trusts are recognised in the accounts of PAH and shares in the Company held by the employee trusts are deducted in arriving at the total of shareholders' equity.

e) ***Turnover***

Turnover is stated net of value added tax and similar taxes. Revenue from time and materials service contracts is recognised as the services are provided. Revenue from fixed price long-term contracts is recognised over the contract term based on the percentage of services provided during the period compared to the total estimated services to be provided over the entire contract.

f) ***Retirement benefits***

In respect of defined benefit schemes, the regular service cost of providing retirement benefits to employees during the year is charged to the operating profit in the year. The full cost of providing amendments to benefits in respect of past service is also charged to operating profit in the year.

A credit representing the expected return on the assets of the retirement benefit schemes during the year is shown on the profit and loss account. This is based on the market value of the assets of the schemes at the start of the financial year. In respect of defined benefit schemes, a charge representing the expected increase in the liabilities of the retirement benefit scheme during the year is shown on the profit and loss account.

This arises from the liabilities of the scheme being one year closer to payment. Differences between actual and expected returns on assets during the year are recognised in the statement of total recognised gains and losses in the year, together with differences arising from changes in assumptions. Contributions to defined contribution schemes are charged to the profit and loss account as incurred.

g) *Goodwill*

Goodwill arising on an acquisition of a business is the difference between the fair value of the consideration paid and the fair value of the assets and liabilities acquired. It is capitalised and amortised through the profit and loss account over the directors' estimate of its useful economic life of a maximum of 20 years. Impairment tests on the carrying value of goodwill are undertaken:

- at the end of the first full financial year following acquisition
- in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill arising on acquisitions prior to 31 December 1997 was set off directly against reserves. Goodwill previously eliminated against reserves was not reinstated on implementation of FRS 10.

h) *Derivative instruments*

The Group uses forward foreign currency contracts to reduce exposure to foreign exchange rates. Gains or losses arising on forward exchange contracts are taken to the profit and loss account in line with the transactions they are hedging.

i) *Tangible fixed assets*

Depreciation is provided on all tangible fixed assets other than freehold land to write off the cost less estimated residual value over their expected useful lives. The depreciation rates are as follows:

Freehold buildings	2-10 per cent. on cost
Property held on lease excluding investment property	equal instalments over remaining period of lease*
Office furniture, machinery and equipment	10-33 per cent. on cost
Computer equipment	20-50 per cent. on cost
Motor vehicles	15-25 per cent. on cost

* unless the useful life of the asset is determined to be less than that of the lease.

j) *Fixed asset investments*

Investments are included as fixed assets and are shown at cost less provision for any diminution in value considered permanent.

k) *Current asset investments*

Investments held as current assets are stated at the lower of cost and net realisable value.

Current asset investments includes cash and other liquid investments whereby there is a notice period for withdrawal of more than 24 hours to avoid a penalty.

l) *Contract provisions and long-term contracts*

Full provision is made for any estimated losses to completion of contracts having regard to the overall substance of the arrangements, including, if appropriate, related commitments and undertakings given by clients. Provided that the outcome of long-term contracts can be assessed with reasonable certainty, such contracts are valued at cost plus attributable profit earned to date.

Revenue recognised in excess of billings is recorded as accrued income in the balance sheet. Billings in excess of revenue recognised are recorded as payments on account until the above revenue recognition criteria are met.

Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, such as the cost of hardware and software resales, are included in revenue, and an equivalent amount of reimbursable expenses are included in direct costs.

m) ***Leased assets***

Where assets are financed by leasing agreements that transfer substantially all the risk and reward of ownership (finance leases), the assets are treated as if they have been purchased outright. The amount capitalised is the present value of the minimum lease payments payable over the term of the lease.

The corresponding leasing commitments are shown as amounts payable to the lessor.

Depreciation on the relevant assets is charged to the profit and loss account. Lease payments are analysed between capital and interest components. The interest element of the payment is charged to the profit and loss account over the period of the lease and is calculated so that it represents a constant proportion of the balances of capital repayments outstanding. The capital element reduces the amounts payable to the lessor. All other leases are treated as operating leases. Their annual rentals are charged to the profit and loss account on a straightline basis over the term of the lease.

n) ***Deferred taxation***

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date which will result in an obligation to pay more, or a right to pay less or to receive more, tax, with the exception that deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

o) ***Property provisions***

Provision is made for the difference between rents payable and rents receivable on all vacant and sub-let space. Provision is also made for dilapidation obligations on leasehold properties over the term of the lease.

p) ***Research and development expenditure***

Research and development expenditure is written off in the year in which it is incurred.

q) ***Liquid resources***

For the purposes of the cash flow statement, liquid resources are defined as current asset investments and short-term deposits.

r) ***Dividends***

Dividends are recognised in the profit and loss account when authorised rather than in the year in relation to which they were declared. Similarly, dividends receivable are only recognised in the profit and loss account when the right to receive payment is established.

Dividends declared after the year end, but before the financial statements are authorised for issue, are disclosed within the financial statements.

s) ***Classification of shares as debt or equity***

An equity instrument is a contract that evidences a residual interest in the assets of an entity after deducting all its liabilities.

Accordingly, a financial instrument is treated as equity if:

- there is no contractual obligation to deliver cash or other financial assets or to exchange financial assets or liabilities on terms that may be unfavourable.

- the instrument is a non-derivative that contains no contractual obligations to deliver a variable number of shares or is a derivative that will be settled only by the Group exchanging a fixed amount of cash or other assets for a fixed number of the Group's own equity instruments. When shares are issued, any component that creates a financial liability of PAH or Group is presented as a liability in the balance sheet; it is measured initially at fair value net of transaction costs and thereafter at amortised cost until extinguished on conversion or redemption.

The corresponding dividends relating to the liability component are charged as interest expense in the income statement. The initial fair value of the liability component is determined using a market rate for an equivalent liability without a conversion feature.

The remainder of the proceeds on issue is allocated to the equity component and included in shareholders' equity, net of transaction costs. The carrying amount of the equity component is not remeasured in subsequent years. Transaction costs are apportioned between the liability and equity components of the shares based on the allocation of the proceeds to the liability and equity components when the instruments are first recognised.

t) ***Share-based payments***

The Group has a number of employee share schemes under which it makes equity-settled share-based payments to certain employees. Equity-settled share based payments are measured at fair value at the date of grant.

The Group also has a number of cash-settled share-based payments. Cash-settled share-based payments are measured at fair value at the date of grant and are revalued at each year end. For all equity-settled share-based payments to employees of PAH, the fair value determined at the grant date is expensed on a straight-line basis together with a corresponding increase in equity over the vesting period, based on the Group's estimate of the number of shares that will vest. For all cash-settled share-based payments to employees of PAH, the fair value determined at the grant date together with any revaluations in subsequent years to fair value are expensed on a straight-line basis together with a corresponding increase in reserves over the vesting period, based on the Group's estimate of the number of shares that will vest. Equity-settled and cash-settled share-based payments that are made available to employees of PAH's subsidiaries are treated as increases in equity/reserves over the vesting period of the award, with a corresponding increase in PAH's investments in subsidiaries, based on the Group's estimate of the number of shares that will vest. Fair value is measured using the Black-Scholes valuation model. This model is considered to be the most appropriate as the share-based payments do not require market conditions to be taken into account and have a finite life.

PAH has taken advantage of the transitional provisions of FRS 20 'Share-based payment' in respect of equity-settled awards and has applied FRS 20 only to equity settled awards granted after 7 November 2002 that were unvested at 1 January 2005.

PART 5B

PRO FORMA FINANCIAL INFORMATION

PA Consulting Pro Forma Financial Information
All in £'000

Profit and loss account for the year ended 31 December 2007

	2007	*Add ProcServe results*	*Add Trice results*	*Add Epix realisation*	*Proforma*
Turnover	403,584	4,268	—	—	407,852
Personnel and Direct Costs	(251,897)	(2,522)	—	—	(254,419)
Gross profit pre-bonus	151,687	1,746	—	—	153,433
Bonus	(59,235)	—	—	—	(59,235)
Administrative expenses	(54,107)	(4,025)	(3)	—	(58,135)
Other Operating Income	1,754	—		—	1,754
Operating profit	40,099	(2,279)	(3)	—	37,817
Exceptional items	—	—	—	359	359
Net Interest receivable and similar charges	8,733	117	9	—	8,859
Interest on pension scheme liabilities	(23,212)	—	—	—	(23,212)
Expected return on pension scheme assets	33,772	—	—	—	33,772
Profit on ordinary activities before taxation	59,392	(2,162)	6	359	57,595
Taxation	(20,733)	275	(10)	—	(20,468)
Profit/(loss) on ordinary activities after taxation	38,659	(1,887)	(4)	359	37,127

Pro Forma net assets statement as at 31 December 2007

	At 31 December 2007	Less £70m cash transferred to Ipex	Add Alphabet redemption creditors	Add fixed asset investment in Epix retained by PA	Add ProcServe net assets not transferred	Eliminate ProcServe balances with PA	Eliminate PA balances with ProcServe	Add ProcServe balances with Ipex	Add Trice net assets not transferred	Eliminate Trice balances with PA	Eliminate PA balances with Trice	Add Trice balances with Ipex	Proforma
Fixed assets													
Intangible assets	26,998				809								27,807
Tangible assets	31,700				61								31,761
Investments in associates	—				—								—
Other investments	—			878	—								878
	58,698	—	—	878	870	—	—	—	—	—	—	—	60,446
Current assets													
Debtors: due within one year	100,753				4,704	(962)	(848)	2	584	(583)	(486)	1	103,165
Debtors: due in more than one year	77,748				—								77,748
Investments	227,556	(70,000)			—								157,556
Cash at bank and in hand	23,303				399								23,702
	429,360	(70,000)	—	—	5,103	(962)	(848)	2	584	(583)	(486)	1	362,171
Creditors: amounts falling due within one year	(153,208)		(4,026)		(3,484)	848	962		(532)	486	583		(158,371)
Net current assets	276,152	(70,000)	(4,026)	—	1,619	(114)	114	2	52	(97)	97	1	203,800
Total assets less current liabilities	334,850	(70,000)	(4,026)	878	2,489	(114)	114	2	52	(97)	97	1	264,246
Creditors: amounts falling due after more than one year	(61,566)												(61,566)
Provisions for liabilities	(20,976)												(20,976)
Net assets excluding pension assets/(liabilities)	252,308	(70,000)	(4,026)	878	2,489	(114)	114	2	52	(97)	97	1	181,704
Pension assets/(liabilities)													
With net liabilities	(78)												(78)
With net assets	33,925												33,925
Total net assets including pension assets/(liabilities)	286,155	(70,000)	(4,026)	878	2,489	(114)	114	2	52	(97)	97	1	215,551

Ventures Pro Forma Financial Information

Pro Forma profit and loss account for the year ended 31 December 2007

	2007 £000	Less ProcServe results £'000	Less Trice results £'000	Less Epix realisations £'000	Proforma £'000
Turnover	4,356	(4,268)	—	—	88
Personnel and Direct Costs	(7,968)	2,522	—	—	(5,446)
Gross loss	(3,612)	(1,746)	—	—	(5,358)
Administrative expenses	(8,788)	4,025	3	—	(4,760)
Share of operating loss of associates	269	—	—	—	269
Operating loss	(12,131)	2,279	3	—	(9,849)
Exceptional items	5,226	—	—	(359)	4,867
Net Interest receivable/(payable) and similar charges	5	(117)	(9)	—	(121)
Profit/(loss) on ordinary activities before taxation	(6,900)	2,162	(6)	(359)	(5,103)
Taxation	1,142	(275)	10	—	877
Profit/(loss) on ordinary activities after taxation	(5,758)	1,887	4	(359)	(4,226)

Pro Forma net assets statement as at 31 December 2007

	At 31 December 2007	*Add £70m cash transferred from PA*	*Less Alphabet redemption creditors*	*Less fixed asset investment in Epix retained by PA*	*Less ProcServe net assets not transferred*	*Add ProcServe balances with Ipex*	*Less Trice net assets not transferred*	*Add Trice balances with Ipex*	*Proforma*
Fixed assets									
Intangible assets	3,582				(809)				2,773
Tangible assets	467				(61)				406
Investments in associates	—				—				—
Other investments	878			(878)	—				—
	4,927	—	—	(878)	(870)	—	—	—	3,179
Current assets									
Debtors: due within one year	6,704				(4,704)		(584)		1,416
Debtors: due in more than one year	—				—				—
Investments	—	70,000			—				70,000
Cash at bank and in hand	653				(399)				254
	7,357	70,000	—	—	(5,103)	—	(584)	—	71,670
Creditors: amounts falling due within one year	(15,044)		4,026		3,484	(2)	532	(1)	(7,005)
Net current assets	(7,687)	70,000	4,026	—	(1,619)	(2)	(52)	(1)	64,665
Total assets less current liabilities	(2,760)	70,000	4,026	(878)	(2,489)	(2)	(52)	(1)	67,844
Creditors: amounts falling due after more than one year	—								—
Provisions for liabilities	—								—
Net assets excluding pension assets/(liabilities)	(2,760)	70,000	4,026	(878)	(2,489)	(2)	(52)	(1)	67,844
Pension assets/(liabilities)	—								—
With net liabilities	—								—
With net assets	—								—
Total net assets including pension assets/(liabilities)	(2,760)	70,000	4,026	(878)	(2,489)	(2)	(52)	(1)	67,844

PART 6

EMPLOYEE SHARE PLANS, SHARE OPTION PLANS AND SHADOW SHARE PLANS

PAH has written to participants in the PAH Share Purchase Plans, the PAH Share Plans, and the PAH Shadow Share Scheme advising them of the impact of the Proposals on, and the courses of action open to them with respect to, any rights they may have under any PAH Share Purchase Plan, PAH Share Plan or PAH Shadow Share Scheme. A summary of the proposed actions in relation to the plans is provided below.

1. Share Purchase Plans

1.1 *Restricted shares and loans in the Bonus Share Purchase Plan (BSPP) and New Recruits Share Purchase Plan (NRSPP)*

2002 Partner and 2004 Non-Partner BSPP shares vested, as normal, on 1 March 2008. A special share sale opportunity in the March Dealing Period was given in respect of the Demerger. Partners and staff were able to offer to sell their remaining BSPP restricted shares and any NRSPP shares to the trustee of the PA ESOP.

If restricted shares were not sold, then, after the Demerger, they will be replaced by similarly restricted PAH3 Ordinary Shares and the existing loan continues to normal vesting dates. No restriction is imposed on the IpexH Shares or LPUs received and no part of the existing loan is attached to either of these.

1.2 *Deferred bonus*

Existing deferred (or loyalty) bonuses will continue to be payable when due – 3 or 5 years after the date of the original award depending on grade. The payment of deferred bonuses continues to be conditional on the Employee being in the employment of PA at the due date of payment.

1.3 *The 2007 BSPP share award*

The 2007 BSPP Share Award will be made in PAH3 Ordinary Shares after the Demerger.

The directors had to make a decision as to when the 2007 year restricted (bonus) shares were to be issued. On balance, they felt that it was in the interests of existing employees to receive more shares by making the awards post-Demerger (as the price will have been rebased downwards on Demerger).

1.4 *Receiving part of the 2007 Current Bonus in Shares*

The directors made a decision not to allow current Employees to acquire PAH Ordinary Shares as part of their 2007 Current Bonus award. Instead, in the September 2008 Dealing Period, it is anticipated staff will be able to apply to purchase the same number of PAH3 Ordinary Shares that they would have been eligible to receive through the 'Bonus as Shares Plan' based on the £7.27 March dealing price.

For example, if an Employee 2007 current bonus was £7,270, he will be able to buy up to 500 PAH3 Ordinary Shares in the September 2008 dealing period. The calculation is:

50 per cent. of current bonus (£3,635) divided by the March 2008 share price of £7.27.

2. Share Option Plans

There are slightly different implications of the Demerger on the share option plans that PA currently runs. You only need to consider the detail below in relation to the plan that is relevant to you.

2.1 *Options granted under the Global Share Option Plan (GSOP)*

This applies to non-UK employees and non-US employees

Between the date of this document and the Court meeting to consider the proposed Scheme, participants will be able to apply to exercise their options conditionally upon the proposed Scheme being sanctioned by the Court. If the Court sanction is not obtained, then exercise will not be permitted.

2.1.1 Those who exercise early:

To exercise their options, option holders will need to fund the exercise price since cashless exercise facilities will not be available. Any PAH Ordinary Shares acquired as a result of exercise would be subject to the Scheme and therefore, in effect, split between PAH3 Ordinary Shares and IpexH Shares. An option exercise form will be provided to option holders for this purpose.

2.1.2 Those who roll over their options:

For participants who do not exercise their options before the Court sanction is obtained, it is envisaged that the existing PAH options will roll into an equivalent option over PAH3 Ordinary Shares and that the option exercise price will be adjusted downwards by an amount equal to the reduction in PA's share price as a consequence of the Demerger. This adjustment to the option price will mean that any gain on the exercise of the options will not be reduced by the Demerger of itself.

Option holders do not need to take any action if they wish to roll over their current PAH GSOP options into options over PAH3 Ordinary Shares. If they hold 2004 GSOP options they will be able to exercise these options, as originally planned, in the September 2008 dealing period of the internal market to be operated by PAH3.

2.2 ***Options granted under the Incentive Stock Option (ISO) Plan***

This applies to US employees

Under the specific rules of the ISO plan, which were designed to achieve tax efficient status for option exercises, there is no early vesting of options at Demerger.

Upon completion of the Demerger, all options will be rolled over into PAH3 Ordinary Shares and the option exercise price will be adjusted downwards by an amount equal to the reduction in the share price as a consequence of the Demerger. This adjustment to the option price will mean that any gain on the exercise of the options will not be reduced by the Demerger of itself.

Option holders do not need to take any action in relation to their ISO options. If they hold 2004 ISO options they will be able to exercise these options, as originally planned, in the September 2008 dealing period of the internal market to be operated by PAH3.

2.3 ***Options granted under the Employee Share Option Scheme (ESOS)***

This applies to UK employees

Following the issue of this document, participants will be able to exercise their options conditionally upon the proposed Scheme being sanctioned by the Court. If the Court sanction is not obtained, exercise will not be permitted. The early exercise period will, subject to HMRC approval, run to the date that the proposed Scheme is sanctioned by the Court.

2.3.1 Those who exercise early:

To exercise you will need to fund the exercise cost, since cashless exercise facilities will not be available. Any shares acquired as a result of exercise would be subject to the Scheme and therefore, in effect, split between PAH3 Ordinary Shares and IpexH Shares. Tax approved status (and therefore capital gains tax treatment) would be lost on any exercised options that have been held for less than three years at the date of the Demerger.

2.3.2 Those who roll over their options:

Existing PAH options will roll into an equivalent option over PAH3 Ordinary Shares and, with the agreement of HMRC, the option exercise price will be adjusted downwards by an amount equal to the reduction in PA's share price as a consequence of the Demerger. This adjustment to the option price will mean that the gain on the exercise of the options will not be reduced by the Demerger of itself.

Participants who roll over their current ESOS options into options over PAH3 Ordinary Shares will be able to exercise these options in accordance with their terms, including in the September 2008 dealing period of the internal market to be operated by PAH3.

2.4 ***Shadow Share Plans***

This section applies only to employees in a limited number of countries where PA is unable to operate a real share plan.

Shadow Share Units (SSU) and Performance Shadow Share Units (PSSU)

Adjustments will be made on vesting to the pay-out from all shadow share awards to take account of the reduction in the PAH share price at the point of Demerger.

Participants do not need to take any action.

PART 7

OVERSEAS SHAREHOLDERS

United States

The PAH2 Shares, PAH3 Shares, IpexH Shares and the Limited Partnership Units have not been, and will not be, registered under the Securities Act in reliance on the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. The PAH2 Shares, PAH3 Shares, IpexH Shares and the Limited Partnership Units have not been, and will not be registered under the securities laws of any state of the United States, and will be issued in the United States pursuant to the Scheme in reliance on available exemptions from such state law registration requirements, subject to the relevant filings being made.

For the purpose of qualifying for the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof, PAH will advise the Court that its sanctioning of the Scheme and subsequent confirmation of the reductions of capital required to implement the Demerger will be relied on by PAH, PAH2, PAH3 and IpexH for such purpose as an approval of the Scheme and Demerger following hearings on their fairness to PAH Shareholders, at which Court hearings all PAH Shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such shareholders.

As further explained in paragraph 3 of Part 1, US Smaller Shareholders will not receive IpexH Shares pursuant to the Scheme and Demerger to avoid contravening the United States Investment Company Act.

Australia

The PAH2, Shares, PAH3 Shares, IpexH Shares and (if the trustee of the PA ESOP so exercises its discretion) Limited Partnership Units are being issued in Australia in reliance upon exemptions under section 708 of the Corporations Act 2001.

Denmark

The Proposals have been considered by the Danish Financial Supervisory Authority and this document has been reviewed by them with reference to the Commission's regulation no. 809/2004 of 29 April 2004 and executive order no. 1232 of 22 October 2007. Following such review, the Danish Financial Supervisory Authority have approved this document as an "equivalent document", so that PAH2, PAH3 Shares and IpexH Shares can be issued to Danish residents without the need to produce a prospectus pursuant to the Prospectus Directive (Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003). The Danish Financial Supervisory Authority have in addition confirmed that any allocation of Limited Partnership Units to Danish residents by the PA ESOP can be made without the need to produce a prospectus.

Germany, Netherlands, Norway and Sweden

PA understands that the PAH2 Shares, PAH3 Shares, IpexH Shares and (if the trustee of the PA ESOP so exercises its discretion) Limited Partnership Units may be issued and allocated (as relevant) without any need to produce a prospectus or "equivalent document" under (i) the Prospectus Directive (Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003), (ii) the German Securities Prospectus Act (Wertpapierprospektgesetz) and Law on the Prospectus for Investments offered for Sale (Verkaufsprospektgesetz) or (iii) the Dutch Financial Supervision Act and is not aware of any other relevant securities laws that might otherwise restrict German, Dutch, Norwegian or Swedish residents from receiving the shares and units under the Proposals.

India

Reserve Bank of India approval is being sought for the Proposals so that the PAH2 Shares, PAH3 Shares, IpexH Shares and (if the trustee of the PA ESOP so exercises its discretion) Limited Partnership Units may be issued and allocated (as relevant) to Indian residents. This approval has not been granted as at the date of this document, but may be obtained prior to the Scheme Operative Date. Indian residents should however note that, if approval is granted, additional prior approval of the Reserve Bank of India may be required for any subsequent sales where funds are not repatriated into India within 90 days from the date of sale (under the Foreign Exchange Management Act 1999).

PART 8

ADDITIONAL INFORMATION

1. Responsibility

PAH accepts responsibility for the information contained in this document. To the best of the knowledge and belief of PAH (which has taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Information on PAH

PAH is a private limited company incorporated and domiciled in, and operating under the legislation of, England and Wales. Its registered office is 123 Buckingham Palace Road, London SW1W 9SR.

3. Share capital

a. ***PAH***

The authorised, allotted, called up and fully paid share capital of PAH as at the date of this document is as follows:

Class of Share	*Authorised*		*Issued*	
	Number	*£*	*Number*	*£*
Golden Share of £1	1	1.00	1	1.00
Preference Shares of 10p each	25,000,000	2,500,000.00	25,000,000	2,500,000.00
A Shares of 10p each	24,999,997	2,499,999.70	24,999,997	2,499,999.70
B Shares of 10p each	24,999,997	2,499,999.70	24,999,997	2,499,999.70
C Shares of 10p each	24,999,996	2,499,999.60	24,999,996	2,499,999.60
Ordinary Shares of 10p each	200,000,000	20,000,000	34,556,800	3,455,680
TOTAL	299,999,991	30,000,000	134,556,791	13,455,680

The rights attaching to the PAH Shares are as follows:

Class of shares	*Voting rights*	*Dividend rights*	*Rights on a winding-up or Sale*	*Other rights*
Golden Share	The right to attend meetings, but no right to speak or vote, other than upon resolution for winding up.	No right to dividends	One pound only	The right, up until 8 December 2017 or an earlier sale, to veto certain corporate actions, including the issue of shares by the Company (subject to certain exceptions) and a change to the NAV basis of valuing the Ordinary Shares
Preference Shares	None	None	£10,000 (as a class)	None

Class of shares	*Voting rights*	*Dividend rights*	*Rights on a winding-up or Sale*	*Other rights*
A Shares	None	The right to cumulative dividend income of £300,000 per annum up to 2008, and of £400,000 per annum for the five years thereafter (ie 2009 to 2013), and a special dividend in the event of a sale or winding up on or before 1 July 2013.	£10,000 (as a class)	The right to veto specified corporate matters, such as capital distributions, share redemptions and issues of new shares (other than ordinary shares).
B Shares	None	None	£10,000 (as a class)	None
C Shares	None	None	£10,000 (as a class)	None
Ordinary Shares	One vote per share	As declared, subject to a profit-related cap on annual dividends until 2017.	The right to the remaining proceeds of a Sale, after the fixed payments on the Preference Shares, the A Shares, the B Shares, the C Shares and the Golden Share.	None

No PAH Shares have any redemption or conversion rights attaching to them.

The rights attaching to the PAH Golden Share are to be modified as described and for the reasons given under the heading "Butten Trustees" in paragraph 19 of Part 1 of this document.

b. ***PAH2 and PAH3***

PAH2 and PAH3 have been incorporated with one nil paid subscriber share held by the PA ESOP as described in Part 1 of this document. The authorised, allotted, called up and fully paid share capital of PAH3 following the Scheme, Demerger and reclassification and conversion of PAH3 Ordinary Shares will be as set out for PAH above and the PAH3 Shares will be subject to similar restrictions as apply in the PAH Articles. Part 1 of this document describes the changes to the share capital of PAH, PAH2 and PAH3 as a result of the Scheme and Demerger.

The rights attaching to the PAH2 Shares issued pursuant to the Scheme shall be the same in all material respects in relation to PAH2 as the PAH Shares in relation to PAH save as noted below.

In the event of the liquidation of PAH2 and the passing in accordance with Section 110 of the Insolvency Act 1986 of a special resolution pursuant to which the liquidator of PAH2 is authorised to dispose of the Consulting Shares to PAH3 and Ipex Assets to IpexH:

(i) holders of PAH2 Shares shall be entitled to shares in PAH3 in consideration of the sale by the liquidator of the Consulting Shares to PAH3 as follows:

For each PAH2 X Ordinary Share held	One PAH3 X Ordinary Share
For each PAH2 Y Ordinary Share held	One PAH3 Y Ordinary Share
For each PAH2 Z Ordinary Share held	One PAH3 Z Ordinary Share
For the PAH2 Golden Share	One PAH3 Golden Share
For each PAH2 A Share held	One PAH3 A Share
For each PAH2 B Share held	One PAH3 B Share
For each PAH2 C Share held	One PAH3 C Share
For each PAH2 Preference Share held	One PAH3 Preference Share

(ii) holders of PAH2 Shares shall be entitled to shares in IpexH in consideration of the sale by the liquidator of the Ipex Assets to IpexH as follows:

For each PAH2 Z Ordinary Share held	One IpexH Share

The trustee of the PA ESOP will be the first subscriber for shares in PAH2 and will subscribe for one PAH2 X Ordinary Share, nil paid. Pursuant to the Scheme this share will be paid up and the trustee of the PA ESOP will accordingly receive one less PAH2 X Ordinary Share credited as fully paid.

Further, in order that the Demerger can be effected in accordance with the proposed timetable, the rights and restrictions attaching to the PAH2 Shares issued pursuant to the Scheme shall provide for each PAH2 Shareholder to vote in favour of the voluntary liquidation of PAH2 and the passing in accordance with Section 110 of the Insolvency Act 1986 of a special resolution pursuant to which the liquidator of PAH2 is authorised to dispose of the Consulting Shares to PAH3 and Ipex Assets to IpexH in consideration for the issue and allotment of shares in PAH3 and IpexH as outlined above and as security for the performance of that obligation the irrevocable appointment of an attorney selected by the directors of PAH2 on behalf of the PAH2 Shareholder to exercise the rights attaching to the PAH2 Shares of such shareholder including but not limited to:

(i) receiving notice of, attending and voting at any general meeting of the shareholders of PAH2, including meetings of the members of any particular class of shareholder, and all or any adjournment of such meetings, or signing any resolution as registered holder of the PAH2 Shares;

(ii) completing and returning proxy cards, consents to short notice and any other documents required to be signed by the registered holder of the PAH2 Shares;

(iii) dealing with and giving directions as to any documents, notices or other communications (in whatever form) arising by right of the PAH2 Shares or received in connection with the PAH2 Shares from PAH2 or any other person; and

(iv) otherwise executing, delivering and doing all deeds, instruments and acts in the name of the PAH2 Shareholder insofar as may be done in the PAH2 Shareholder's capacity as registered holder of the PAH2 Shares.

c. ***IpexH***

The authorised, allotted, called up and fully paid share capital of IpexH as at the date of this document is as follows:

Class of Share	*Authorised*		*Issued*	
	Number	*£*	*Number*	*£*
Ordinary Shares of 210p each	1,000	2,100	1	nil paid

The one nil paid subscriber share is being held by the PA ESOP and shall be paid and further shares allotted and issued as set out in Part 1 of this document.

The rights attaching to the IpexH Shares following the Demerger will be, as follows:

Class of shares	*Voting rights*	*Dividend rights*	*Rights on a winding-up or Sale*	*Other rights*
Ordinary Shares	One vote per share	As declared.	No special rights on a winding up or Sale.	None. No IpexH Shares have any redemption or conversion rights attaching to them.

4. Articles of Association

Resolution 1(D) set out in the Notice of General Meeting in Part 12 of this document provides for the Amended PAH Articles to be adopted following the Demerger becoming effective. The Amended PAH Articles will include changes to take account of (i) provisions of the Companies Act 2006 which have, or are due to, come into force; (ii) the change of PAH from the holding company of the PA Group to a subsidiary of PAH3 pursuant to the Scheme and the Demerger; and (iii) the cancellation of the PAH Special Shares (save for the PAH Golden Share) pursuant to the Scheme and the PAH Reduction of Capital. The principal changes are set out below:

a. ***Articles which duplicate statutory provisions***

Provisions in the PAH Articles which replicate provisions contained in the Companies Act 2006 are in the main removed in the Amended PAH Articles. These amendments are also reflected in the PAH3 articles of association, which are based on the PAH Articles. Examples include provisions as to the variation of class rights, the requirement to keep accounting records and provisions regarding the period of notice required to convene general meetings. The main changes made to reflect this approach are detailed below:

(a) *Resolution in writing*

The PAH Articles enable members to act by written resolution. The procedure and requirements for a resolution in writing are now contained in the Companies Act 2006. The relevant provisions have therefore been removed in the Amended PAH Articles.

(b) *Variation of class rights*

The PAH Articles contain provisions regarding the variation of class rights. The proceedings and specific quorum requirements for a meeting convened to vary class rights are contained in the Companies Act 2006. The relevant provisions have therefore been removed in the Amended PAH Articles.

(c) *Convening general meetings*

The provisions in the PAH Articles dealing with the convening of general meetings and the length of notice required to convene general meetings are being amended to conform to new provisions in the Companies Act 2006. In particular a general meeting to consider a special resolution can be convened on 14 days' notice whereas previously 21 days' notice was required.

(d) *Votes of members*

Under the Companies Act 2006 proxies are entitled to vote on a show of hands whereas under the PAH Articles proxies are only entitled to vote on a poll. The time limits for the appointment or termination of a proxy appointment have been altered by the Companies Act 2006 so that the articles cannot provide that they should be received more than 48 hours before the meeting or in the case of a poll taken more than 48 hours after the meeting, more than 24 hours before the time for the taking of a poll, with weekends and bank holidays being permitted to be excluded for this purpose. Multiple proxies may be appointed provided that each proxy is appointed to exercise the rights attached to a different share held by the shareholder. Multiple corporate representatives may be appointed (but if they purport to exercise their rights in different ways, then the power is treated as not being exercised). The Amended PAH Articles reflect all of these new provisions.

(e) *Conflicts of interest*

The Companies Act 2006 sets out directors' general duties which largely codify the existing law but with some changes. Under the Companies Act, from 1 October 2008 a director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict with the company's interests. The requirement is very broad and could apply, for example, if a director becomes a director of another company or a trustee of another organisation. The Companies Act 2006 allows directors of private companies incorporated prior to 1 October 2008 to authorise conflicts and potential conflicts, where appropriate, where the articles of association do not contain any provisions invalidating

such authorisation and the members have passed an enabling resolution. The Companies Act 2006 also allows the articles of association to contain other provisions for dealing with directors' conflicts of interest to avoid a breach of duty. The Amended PAH Articles give the directors authority to approve such situations from 1 October 2008.

There are safeguards which will apply when directors decide whether to authorise a conflict or potential conflict. First, only directors who have no interest in the matter being considered will be able to take the relevant decision, and secondly, in taking the decision the directors must act in a way they consider, in good faith, will be most likely to promote the company's success. The directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate.

It is also proposed that the Amended PAH Articles should contain provisions relating to confidential information, attendance at board meetings and availability of board papers to protect a director being in breach of duty if a conflict of interest or potential conflict of interest arises. These provisions will only apply where the position giving rise to the potential conflict has previously been authorised by the directors.

(f) *Records to be kept*

The provision in the PAH Articles requiring the Board to keep accounting records has been removed as this requirement is contained in the Companies Act 2006.

(g) *Provision for employees on cessation of business*

The Companies Act 2006 provides that the powers of the directors to make provision for a person employed or formerly employed by the company in connection with the cessation or transfer to any person of the whole or part of the undertaking of the company, may be exercised by the directors or by the company in general meeting. However, if the power is to be exercised by the directors, the articles of association must include a provision to this effect. The Amended PAH Articles provide that the directors may exercise this power.

(h) *Directors' indemnities and loans to fund expenditure*

The Companies Act 2006 has in some areas widened the scope of the powers of a company to indemnify directors and to fund expenditure incurred in connection with certain actions against directors. In particular, a company that is a trustee of an occupational pension scheme can now indemnify a director against liability incurred in connection with the company's activities as trustee of the scheme. In addition, the existing exemption allowing a company to provide money for the purpose of funding a director's defence in court proceedings now expressly covers regulatory proceedings and applies to associated companies.

b. ***Changes to reflect that PAH will become the subsidiary of PAH3***

The articles which will no longer be appropriate when PAH is a subsidiary of PAH3 will be deleted or amended as applicable. These will include, inter alia, the articles which provide for: (i) the operation of the PA Internal Market and restrictions on transfer for the PAH Ordinary Shares, which will be replicated in the PAH3 Articles; and (ii) provisions relating to the holding of an annual general meeting, which are no longer required under the Companies Act 2006 (though the articles of association of PAH3 will require annual general meetings to be held in the same way as they are currently held by PAH).

c. ***Articles which set out the rights of the PAH Special Shares***

The articles which set out the rights of the PAH Special Shares will either be removed or amended as appropriate to reflect that there will be no PAH Special Shares in existence following the Demerger becoming effective save for the PAH Golden Share. The articles setting out the rights of the PAH Golden Share will be amended to provide for the variation of its rights set out in resolution 1(B)(c) of the Notice of General Meeting in Part 12 of this document.

The articles of association of PAH2, PAH3 and IpexH will be in similar form to the current articles of association of PAH subject to the changes referred to in paragraph a. above and subject as otherwise noted in this document and, in respect of IpexH, may be subject to some further simplifications.

5. Directors

a. *PAH*

The Directors and their principal functions are:

Director	*Position*
Jon Moynihan OBE	*Executive Chairman*
Alan Middleton	*Chief Executive Officer*
Andrew Hooke	*Chief Operating Officer*
Martin Stapleton	*CEO, Ipex Capital*
Ian Murray	*Director*
Nicholas Chaffey	*Director*
Prof Victor Halberstadt	*Non-Executive Director, Chairman of Compensation Committee*
Dr Matt Ridley	*Non-Executive Director, Chairman of Audit Committee*
Lady Barbara Judge	*Non-Executive Director, Chairman of Succession Committee*

The business address of each of the Directors is PAH, 123 Buckingham Palace Road, London SW1W 9SR.

b. *PAH3*

Following completion of the Demerger, the board of PAH3 will be the same as the existing Board, except that Martin Stapleton will become a non-executive Director.

c. *IpexH*

The board of IpexH is as set out below.

Director	*Position*
Jon Moynihan OBE	*Chairman*
Martin Stapleton	*Chief Executive Officer*
Chris Haynes	*Chief Financial Officer*

6. Directors' interests

a. *Shares*

As at 18 April 2008 the interests of the Directors in the share capital of PAH which have been notified to PAH pursuant to sections 177 and 182 of the Companies Act 2006 or which are interests of a "connected" person (within the meaning of sections 252 to 255 (inclusive) of the Companies Act 2006) of a Director which would, if the connected person were a Director, be required to be disclosed under this paragraph 6(a) and the existence of which is known to or could, with reasonable diligence be ascertained by that Director were as follows:

Directors of PAH	*Number of PAH Ordinary Shares*	*Percentage of PAH Ordinary Shares*
Jon Moynihan OBE	2,403,229	6.95%
Andrew Hooke	687,014	1.99%
Martin Stapleton	200,000	0.58%
Alan Middleton	574,814	1.66%
Ian Murray	577,764	1.67%
Nicholas Chaffey	208,783	0.60%
Prof Victor Halberstadt	92,644	0.27%
Dr Matt Ridley	60,324	0.17%
Lady Barbara Judge	18,840	0.05%

In the event that the Scheme and Demerger become effective (a) the current and proposed directors of PAH3 will have the same number (and percentage) of shares in PAH3 as they had in PAH prior to the Scheme and Demerger as shown above and (b) the current and proposed directors of IpexH will have the following interests in IpexH Shares by virtue of the effect of the Scheme and Demerger on their existing holdings of PAH Shares:

Directors of IpexH	*Number of IpexH Shares*	*Percentage of IpexH Shares*
Jon Moynihan OBE	2,403,229	11.12%
Martin Stapleton	200,000	0.93%
Chris Haynes	31,763	0.15%

The above tables assumes no issues of shares by PAH, PAH3 or IpexH after 18 April 2008 other than in connection with the Scheme or the Demerger.

Further, the above tables do not take account of any purchase of PAH Ordinary Shares by the trustee of the PA ESOP or Sherobee that may take place in connection with the Proposals. If the resolutions to be proposed at the General Meeting are passed, the Directors will have the power to cause the sale of PAH Ordinary Shares held by persons in any jurisdiction outside the United Kingdom if the allotment or issue of PAH2 Ordinary Shares, PAH3 Ordinary Shares or IpexH Shares to that shareholder pursuant to the Proposals would or might infringe the laws of that jurisdiction or would or might require compliance with requirements that the Directors consider to be unduly onerous. If the Directors wish to exercise this right they are likely to invite the PA ESOP or Sherobee to be the buyer of such shares. If the PA ESOP or Sherobee were to take up such an invitation the PAH Ordinary Shares acquired by the PA ESOP or Sherobee, as the case may be, would be treated in the same way as their other shares in the Proposals and accordingly the PA ESOP or Sherobee, as the case may be, would (in effect) waive its entitlement to receive IpexH Shares in the Demerger. This would mean that the number of IpexH Shares in issue following the Demerger would be less than the number assumed to be in issue in making the calculation in the tables above and accordingly the percentage holdings of the Directors mentioned in the tables would be greater than shown.

b. As at 18 April 2008 the issued share capitals of AditOn, Aegate, Auto-txt and Plaque Attack were as follows:

Issued shares	*A Ordinary of 0.01p each*	*B Ordinary of 0.01p each*	*Preference of £1.00 each*	*Ordinary of 0.01p each*
AditOn				
Rights	Voting	Economic	Economic	N/A
PAIL	0	2,800,000	4,750,000	N/A
Ipex Capital	5,000,000	4,086,870	0	N/A
Employees	0	1,811,317	0	N/A
Total issued	5,000,000	8,698,187	4,750,000	
Aegate				
Rights	Economic	Voting	Economic	Economic
PAIL	0	3,200,000	16,300,000	0
Ipex Capital	3,682,388	0	0	56,000
Employees	1,117,612	0	0	1,532,650
Total issued	4,800,000	3,200,000	16,300,000	1,588,650
Auto-txt				
Rights	Voting	Economic	Economic	N/A
PAIL	0	0	0	N/A
Ipex Capital	5,000,000	4,200,000	800,000	N/A
Employees	0	0	0	N/A
Total issued	5,000,000	4,200,000	800,000	
Plaque Attack				
Rights	Voting	Economic	Economic	N/A
PAIL	0	4,200,001	1	N/A
Ipex Capital	5,000,000	0	200,000	N/A
Employees	0	0	0	N/A
Total issued	5,000,000	4,200,001	200,001	

c. As at 18 April 2008 the interests of Directors in the share capital of each of AditOn and Aegate or described in sections 177 and 182 of the Companies Act 2006 or which are interests of a "connected" person (within the meaning of sections 252 to 255 (inclusive) of the Companies Act 2006) of a Director were as follows:

Director	*AditOn shares*	*Aegate shares*	*Auto-txt*	*Plaque Attack*
Jon Moynihan OBE	140,000	160,000	140,000	140,000
Ian Murray	8,750	32,000	—	—
Martin Stapleton	315,000	360,000	315,000	315,000

d. ***Share Options***

As at 18 April 2008 none of the Directors of PAH or current or proposed directors of IpexH (as the case may be) have any additional beneficial interests by virtue of participation in the PAH Share Plans or hold any options or equivalent rights over PAH Shares or over shares in AditOn, Aegate, Plaque Attack or Auto-txt.

e. ***Remuneration***

The overall compensation of the Directors will not change as a result of the Demerger save that

(i) Jon Moynihan OBE will receive part of his remuneration as a director of PAH3 and part of his remuneration as a director of IpexH (to reflect the fact that he will provide his services to both PA and Ipex) and he will be entitled to drawings as a member of the manager of the Ipex Fund;

(ii) Martin Stapleton will receive a fee as a non-executive director of PAH3, remuneration as a director of IpexH and he will be entitled to drawings as a member of the manager of the Ipex Fund, and

(iii) both Mr Moynihan and Mr Stapleton will be entitled to participate in the returns from the realisation of ventures as part of Ipex management as described in Part 4 of this document under the headings "Carried Interest and Co-Investment" and "Distributions".

7. Related party transactions

Save as disclosed below, for each of the years ended 31 December 2005, 2006 and 2007 and in the current financial year to date, PAH has not entered into any transactions with related parties.

Year	*Related Party*	*Transaction*	*Amount* £
2005	Vos Amis Limited	Provisions of support services and administration	115,697
2006	Vos Amis Limited	Provisions of support services and administration	95,000
2007	Vos Amis Limited	Provisions of support services and administration	95,000

Vos Amis Limited is a company in which Jon Moynihan OBE is interested.

8. Significant shareholdings

a. Insofar as is known to PAH, as at 18 April 2008 the following persons directly or indirectly have an interest representing 3 per cent. or more of PAH's ordinary share capital or voting rights:

Shareholder	*Number of PAH Ordinary Shares*	*Percentage of PAH Ordinary Shares*
The trustee of the PA ESOP	11,638,476	33.68%
Jon Moynihan OBE	2,403,229	6.95%
Sherobee	1,300,398	3.76%

b. Insofar as is known to PAH, as at 18 April 2008 the following persons will, on the Demerger becoming effective, directly or indirectly have an interest representing 3 per cent. or more of PAH3's ordinary share capital or voting rights (on the basis of their disclosed existing holdings of PAH Shares as at 18 April 2008):

Shareholder	*Number of PAH3 Shares*	*Percentage of PAH3 Shares*
The trustee of the PA ESOP	11,638,476	33.68%
Jon Moynihan OBE	2,403,229	6.95%
Sherobee	1,300,398	3.76%

c. Insofar as is known to PAH, as at 18 April 2008 the following person will, on the Demerger becoming effective, be the only person directly or indirectly to have an interest representing 3 per cent. or more of IpexH's ordinary share capital or voting rights (on the basis of their disclosed existing holdings of PAH Shares as at 18 April 2008):

Shareholder	*Number of IpexH Shares*	*Percentage of IpexH Shares*
Jon Moynihan OBE	2,403,229	11.12%

d. The disclosed interests of all the above refer to the respective combined holdings of those persons and to entities' interests associated with them.

e. The above information assumes no issues of shares by PAH, PAH3 or IpexH after 18 April 2008 other than in connection with the Scheme or the Demerger. The above information also takes no account of any purchase of PAH Ordinary Shares after 18 April 2008 by the trustee of the PA ESOP or Sherobee (see the explanation in the final paragraph of 6a. above).

f. Save as disclosed in this paragraph 8, the Directors of PAH are not aware of any interest (within the meaning of Part 22 of the Companies Act 2006) representing 3 per cent. or more of the share capital or voting rights of PAH3 or IpexH following the Demerger becoming effective.

9. Material litigation

a. *The Consulting Business*

Save as referred to below, neither PAH nor any member of the PA Group as it will be following the Demerger is or has been engaged in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which PAH is aware) during the period covering at least the twelve months preceding the date of this document which may have, or have had in the recent past significant effects on the financial position or profitability of the Consulting Business.

Under the Ellastone share plan the 1999-2001 UK bonus awards to UK employees were made in the form of restricted shares in Ellastone Limited. Dividends were subsequently paid on the Ellastone shares and taxed at an effective rate of 25 per cent. in the tax returns of employees. HMRC have contested that Pay As You Earn tax (PAYE) and National Insurance Contributions (NIC) should be due on the "dividend" payments and have raised assessments accordingly.

The PAYE & NIC elements in dispute can be summarised as follows:

PAYE:

£9.8 million plus interest to December 2007 of £3.94 million.

National Insurance:

£7.8 million plus interest to December 2007 of £3.16 million.

In July 2007 the dispute was formally listed for a hearing before the Special Commissioners of Income Tax.

The Commissioners have set a timetable for case preparation including exchange of documents and agreed statement of facts. These preparatory steps are likely to take until end Quarter Two 2008, and a formal hearing date before the Commissioners is likely to be in Quarter Four 2008.

b. *The Ventures Business*

Neither IpexH, Ipex Capital nor any member of the Venture Companies is or has been engaged in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) during the period covering at least the twelve months preceding the date of this document which may have, or have had in the recent past significant effects on Ipex's financial position or profitability.

10. Significant change

a. *The Consulting Business*

There has been no significant change in the financial or trading position of the Consulting Business since 31 December 2007.

b. *The Ventures Business*

There has been no significant change in the financial or trading position of the Ventures Business since 31 December 2007.

11. Working capital

a. PAH is of the opinion that taking into account available bank and other facilities, after the Demerger, the Consulting Business has sufficient working capital for its present requirements, that is for at least 12 months following the date of the Demerger (on the assumption that the Demerger is effected on the date proposed in this document).

b. PAH and IpexH are of the opinion that after the Demerger Ipex will have sufficient working capital for its present requirements, that is for at least 12 months following the date of the Demerger (on the assumption that the Demerger is effected on the date proposed in this document), taking into account that the Directors intend that PA transfers not less than £50 million to Ipex immediately prior to the Demerger.

12. Documents available for inspection

Copies of the following documents will be available for inspection at the registered office of PAH at 123 Buckingham Palace Road, London SW1W 9SR during normal business hours on any business day from the date of this document until the Scheme becomes effective or lapses and will also be available for inspection at the General Meeting and the Court Meetings (and for at least 15 minutes before the first of the Court Meetings).

1) the memorandum and articles of association of PAH (both the PAH Articles currently in force, and the Amended PAH Articles as they will be following the proposed amendment, at the General Meeting);

2) the memorandum and articles of association of PAH2 as they are proposed to be immediately following the Scheme;

3) the memorandum and articles of association of PAH3 as they are proposed to be immediately following the Demerger;

4) the memorandum and articles of association of IpexH as they are proposed to be immediately following the Demerger;

5) the annual report and accounts for PAH for the financial years ended 31 December 2005, 31 December 2006 and 31 December 2007;

6) the draft instrument creating the Ipex Capital Loan Notes, the draft Demerger Agreement and the draft Transitional Services Agreement in each case as referred to in paragraph 4 of Part 1 of this document;

7) a copy of the rules of the each of the PAH Share Plans, the PAH Share Purchase Plans and the PAH Shadow Share Scheme; and

8) this document.

PART 9

SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE **No. 3286 of 2008**

CHANCERY DIVISION

COMPANIES COURT

IN THE MATTER OF PA HOLDINGS LIMITED
and
IN THE MATTER OF THE COMPANIES ACT 2006

SCHEME OF ARRANGEMENT
(under Section 899 of the Companies Act 2006)
between
PA HOLDINGS LIMITED
and
THE HOLDERS OF EACH OF THE CLASSES OF THE SCHEME SHARES
(as hereinafter defined)
PRELIMINARY

(A) In this Scheme of Arrangement, unless the context otherwise requires, the following expressions shall bear the following meanings:

Act	the Companies Act 2006, as amended;
Amended PAH Articles	the articles of association of PAH as proposed to be amended by the Special Resolution;
business day	a day (excluding Saturday or Sunday) on which banks generally are open for business in the City of London for the transaction of normal banking business;
Butten Trustees	the trustees for the time being and from time to time of the Butten Trust;
Butten Trust	the discretionary trust established in 1998 for the benefit of employees and former employees of the PA Group and their dependents worldwide;
Consulting Shares	the ordinary shares of 10 pence each in the capital of PAH created following the cancellation of the Scheme Shares, to be issued credited as fully paid to PAH2 pursuant to the Scheme;
Court	the High Court of Justice of England and Wales;
Court Meetings	the US Smaller Shareholders Meeting and the Non US and US Larger Shareholders Meeting;
Demerger	the proposed demerger of PAH pursuant to section 110 Insolvency Act 1986, details of which are set out in the Explanatory Statement;
Demerger Agreement	the agreement proposed to be entered into by PAH2 (acting by its joint liquidators), PAH3 and IpexH relating to the Demerger as described in the Explanatory Statement;
Demerger Effective Date	the date on which the Demerger becomes effective, upon completion of the matters in Clause 4, expected to be 24 June 2008;
Demerger Effective Time	the time at which the Demerger becomes effective, expected to be 8.00 a.m. (London Time) on the Demerger Effective Date;

EBT	any employee benefit trust established for the benefit of all or some of the current or former directors and employees of all or certain members of the PA Group from time to time;
Employee	a director or employee of a member of the PA Group;
Explanatory Statement	the explanatory statement sent to shareholders of PAH with the Scheme pursuant to Section 897 of the Act;
General Meeting	the general meeting of the Company convened for 28 May 2008 at 12.15 p.m., notice of which is set out in Part 12 of the document dated 29 April 2008 addressed to holders of PAH Shares;
Ipex Assets	the entire issued share capital of Ipex Capital and the Ipex Capital Loan Notes;
Ipex Capital	Ipex Capital Limited (formerly known as PA Ventures (UK) Limited), a private limited company incorporated in England and Wales with registered number 05693392;
Ipex Capital Loan Notes	loan notes to be issued by Ipex Capital as described in the Explanatory Statement;
IpexH	Ipex Holdings Limited, a private limited company incorporated in England and Wales with registered number 06555872;
IpexH Reduction of Capital	the proposed reduction of capital of IpexH under section 135 of the Companies Act 1985, as described in the Explanatory Statement;
IpexH Shares	(a) prior to the IpexH Reduction of Capital becoming effective, the ordinary shares of £2.10 (or such lower nominal value as the directors of IpexH shall decide prior to the date on which the Court is asked to sanction the Ipex Reduction of Capital to effect the Demerger) each in IpexH to be allotted and issued pursuant to the Demerger; and (b) following the Ipex Reduction of Capital becoming effective, the ordinary shares of 10 pence each in IpexH;
Loan	an interest-free loan from an EBT or its trustee(s) to an Employee or former Employee pursuant to any PAH Share Purchase Plan;
Loan Agreement	an agreement entered into between (*inter alia*) an EBT or its trustee(s) and an Employee or former Employee recording the terms (*inter alia*) of any Loan, as amended from time to time;
Non US and US Larger Shareholders	those PAH Shareholders on the register as at 5pm on 18 April 2008 other than the trustee of the PA ESOP, Sherobee and the US Smaller Shareholders;
Non US and US Larger Shareholders Meeting	the meeting of the Non US and US Larger Shareholders convened by order of the Court pursuant to section 899 of the Act to consider and, if thought fit, approve this Scheme, and any adjournment thereof;
PA ESOP	the trust established by a trust deed dated 21 March 2004 and known as the PA 2004 ESOP;
PA Group	before the Demerger, PAH and its subsidiaries and subsidiary undertakings, and after the Demerger, PAH3 and its subsidiaries and subsidiary undertakings;
PAH	PA Holdings Limited, a private limited company incorporated in England and Wales with registered number 2235016;

PAH A Shares	the A shares of 10 pence each in the capital of PAH;
PAH B Shares	the B shares of 10 pence each in the capital of PAH;
PAH C Shares	the C shares of 10 pence each in the capital of PAH;
PAH Golden Share	the one golden share of £1.00 in the capital of PAH;
PAH Ordinary Shares	(a) prior to the proposed reclassification and conversion of shares the ordinary shares of 10 pence each in the capital of PAH; (b) following the proposed reclassification and conversion of shares together the PAH X Ordinary Shares, the PAH Y Ordinary Shares and the PAH Z Ordinary Shares;
PAH X Ordinary Shares	the X Ordinary Shares of 10 pence each arising on the proposed reclassification and conversion of PAH Ordinary Shares and, where the context requires, the PAH Ordinary Shares from which such shares are to derive;
PAH Y Ordinary Shares	the Y Ordinary Shares of 10 pence each arising on the proposed reclassification and conversion of PAH Ordinary Shares and, where the context requires, the PAH Ordinary Shares from which such shares are to derive;
PAH Z Ordinary Shares	the Z Ordinary Shares of 10 pence each arising on the proposed reclassification and conversion of PAH Ordinary Shares and, where the context requires, the PAH Ordinary Shares from which such shares are to derive;
PAH Preference Shares	the preference shares of 10 pence each in the capital of PAH;
PAH Shares	the PAH Ordinary Shares, the PAH Golden Share, the PAH Preference Shares, the PAH A Shares, the PAH B Shares and the PAH C Shares;
PAH Share Purchase Plans	(i) the PA New Recruits Share Purchase Plan, constituted by a resolution of the Board passed on 5 October 1998 and by a resolution of the trustees of the PA EBT established by a deed dated 21 December 1995 also passed on 5 October 1998 (as amended and restated from time to time); (ii) the PA 2004 Bonus Share Purchase Plan, constituted by a resolution of a Committee of the Board passed on 27 April 2004 and by a resolution of the trustees of the PA ESOP passed on 28 April 2004; and (iii) the PA 2007 Senior Executive Share Purchase Plan, constituted by a resolution of the Remuneration Committee passed on 2 April 2007 and by a resolution of the trustees of the PA ESOP passed on 3 April 2007;
PAH Special Shares	the PAH Golden Share, the PAH Preference Shares, the PAH A Shares, the PAH B Shares and the PAH C Shares;
PAH2	PAH 2 Limited, a private limited company incorporated in England and Wales with registered number 06555996;
PAH2 A Shares	the A shares of 10 pence each in the capital of PAH2 to be issued credited as fully paid pursuant to the Scheme;
PAH2 B Shares	the B shares of 10 pence each in the capital of PAH2 to be issued credited as fully paid pursuant to the Scheme;
PAH2 C Shares	the C shares of 10 pence each in the capital of PAH2 to be issued credited as fully paid pursuant to the Scheme;

PAH2 Golden Share	the one golden share of £1.00 in the capital of PAH2 to be issued credited as fully paid pursuant to the Scheme;
PAH2 Ordinary Shares	(a) prior to the proposed reclassification and conversion of shares together the PAH2 X Ordinary Shares, the PAH2 Y Ordinary Shares and the PAH2 Z Ordinary Shares; (b) following the proposed reclassification and conversion of shares the ordinary shares of £4.00 each in the capital of PAH2;
PAH2 Preference Shares	the preference shares of 10 pence each in the capital of PAH2;
PAH2 Shares	the PAH2 Ordinary Shares, the PAH2 Golden Share, the PAH2 Preference Shares, the PAH2 A Shares, the PAH2 B Shares and the PAH2 C Shares;
PAH2 X Ordinary Shares	X Ordinary Shares of £4.00 each in the capital of PAH2;
PAH2 Y Ordinary Shares	Y Ordinary Shares of £4.00 each in the capital of PAH2;
PAH2 Z Ordinary Shares	Z Ordinary Shares of £4.00 each in the capital of PAH2;
PAH3	PA Consulting Group Limited, a private limited company incorporated in England and Wales with registered number 06555894;
PAH3 Reduction of Capital	the proposed reduction of capital of PAH3 under section 135 of the Companies Act 1985, as described in the Explanatory Statement;
PAH3 Shares	the PAH3 Ordinary Shares, the PAH3 Golden Share, the PAH3 A Shares, the PAH3 B Shares, the PAH3 C Shares and the PAH3 Preference Shares;
PAH3 X Ordinary Shares	the X Ordinary Shares of £3.00 (or such lower nominal value as the directors of PAH3 shall decide prior to the date on which the Court is asked to sanction the PAH3 Reduction of Capital) each in PAH3 to be allotted and issued pursuant to the Demerger;
PAH3 Y Ordinary Shares	the Y Ordinary Shares of £3.00 (or such lower nominal value as the directors of PAH3 shall decide prior to the date on which the Court is asked to sanction the PAH3 Reduction of Capital) each in PAH3 to be allotted and issued pursuant to the Demerger;
PAH3 Z Ordinary Shares	the Z Ordinary Shares of £3.00 (or such lower nominal value as the directors of PAH3 shall decide prior to the date on which the Court is asked to sanction the PAH3 Reduction of Capital) each in PAH3 to be allotted and issued pursuant to the Demerger;
Pence or £	the lawful currency of the United Kingdom;
Reduction Court Hearing	the hearing by the Court of the petition to confirm the reduction of PAH's share capital associated with the cancellation and extinguishing of the Scheme Shares provided for by this Scheme;
Restricted Share	a PAH3 Ordinary Share which derived from a share held with a restriction on sale under the terms of the PAH Share Purchase Plans or which is held with a restriction on sale under the terms of share purchase plans to be adopted by PAH3, effective after the Demerger Effective Time, which it is anticipated are likely to be similar in all material respects to the PAH Share Purchase Plans;
Scheme or Scheme of Arrangement	this scheme of arrangement proposed to be made under section 899 of the Act with or subject to any modification, addition or condition approved or imposed by the Court;

Scheme Operative Date	the date on which the reduction of capital provided for by the Scheme becomes effective in accordance with Clause 9;
Scheme Record Time	6.00 p.m. (London time) on the date of the Reduction Court Hearing;
Scheme Shareholder	a holder of Scheme Shares as appearing in the register of members of PAH at the Scheme Record Time;
Scheme Shares	means: (1) PAH X Ordinary Shares; (2) PAH Y Ordinary Shares; (3) PAH Z Ordinary Shares; (4) the PAH Golden Share; (5) PAH Preference Shares; (6) PAH A Shares; (7) PAH B Shares, and (8) PAH C Shares, in each case: (a) in issue at the date of this Scheme; (b) (if any) issued after the date of the Scheme and prior to the Scheme Voting Record Time; and (c) (if any) issued at or after the Scheme Voting Record Time and on or before the Scheme Record Time in respect of which the original or any subsequent holders shall be bound by the Scheme or in respect of which the original or any subsequent holders shall have agreed in writing to be so bound;
Scheme Voting Record Time	6.00 p.m. on 26 May 2008 or, if the Court Meeting is adjourned, 48 hours before the time appointed for any adjourned Court Meeting;
shareholder	a registered holder of PAH Shares or PAH2 Shares (as the case may be) and includes any person(s) entitled by transmission;
Sherobee	Sherobee Limited, a company wholly owned by the PA ESOP;
Special Resolution	the first resolution set out in the notice convening the General Meeting;
United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland;
US Smaller Shareholders	those PAH Ordinary Shareholders who as at 18 April 2008 are registered with (a) an address in the United States and (b) as the holder of 1,750 PAH Ordinary Shares or less;
US Smaller Shareholders Meeting	the meeting of the holders of PAH Y Ordinary Shares convened by order of the Court pursuant to section 899 of the Act to consider and, if thought fit, approve this Scheme, and any adjournment thereof.

(B) The authorised share capital of PAH at the date of this Scheme is £30,000,000 divided into 1 PAH Golden Share, 25,000,000 PAH Preference Shares, 24,999,997 PAH A Shares, 24,999,997 PAH B Shares and 24,999,996 PAH C Shares all of which have been issued and are credited as fully paid and 200,000,000 PAH Ordinary Shares of which, 34,556,800 have been issued and are credited as fully paid and the remainder are unissued.

(C) The authorised share capital of PAH2 at the date of this Scheme is £1,000 divided into 250 ordinary shares of £4.00 each of which one share has been issued, nil paid, and the remainder of the PAH2 Shares are unissued.

(D) A resolution will be proposed at the general meeting of PAH to be held on 28 May 2008 (*inter alia*) to reclassify and convert the PAH Ordinary Shares into PAH X Ordinary Shares, PAH Y Ordinary Shares and PAH Z Ordinary Shares carrying the rights attached thereto by the resolution reclassifying and converting such shares. Subject to and immediately following the reclassification and conversion of the PAH Ordinary Shares into PAH X Ordinary Shares, PAH Y Ordinary or PAH Z Ordinary Shares, as the case may be, the share capital of PAH shall be reduced by cancelling and extinguishing all of the Scheme Shares (save for the PAH Golden Share).

(E) The purpose of this Scheme is to provide for the cancellation of the Scheme Shares (save for the PAH Golden Share) and the issue by PAH2 of PAH2 Shares to the holders of the Scheme Shares.

(F) Capita Trustees Limited, as the trustee of the PA ESOP, and Sherobee Limited who together hold all the PAH Ordinary Shares that are to be reclassified and converted into PAH X Ordinary Shares have given their approval to this Scheme and have agreed to appear by counsel at the hearing of the petition to sanction the Scheme and to undertake to be bound thereby and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by them for the purpose of giving effect to this Scheme.

(G) The Butten Trustees as holders of the PAH Golden Share, the PAH A Shares, the PAH C Shares and the PAH Preference Shares have given their approval to this Scheme in principle and are expected to agree, shortly before the Court Meetings, to appear by counsel at the hearing of the petition to sanction the Scheme and to undertake to be bound thereby.

(H) Halifax Capital Trustees Limited as Trustee of the 1997 PA Employment Benefit Trust as holder of the PAH B Shares has given its approval to this Scheme and has agreed to appear by counsel at the hearing of the petition to sanction the Scheme and to undertake to be bound thereby and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

(I) PAH2 has given its approval to this Scheme and agreed to appear by counsel at the hearing of the petition to sanction the Scheme and to undertake to be bound thereby and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

(J) PAH3 was incorporated to acquire the Consulting Shares in accordance with the terms of this Scheme. The authorised share capital of PAH3 at the date of this Scheme is £1,500 divided into 500 ordinary shares of £3.00 each of which one share is issued, nil paid, and the remainder of the PAH3 Shares are unissued. PAH3 has given its approval to this Scheme and agreed to appear by counsel at the hearing of the petition to sanction the Scheme and to undertake to be bound thereby and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

(K) IpexH was incorporated to acquire the Ipex Assets in accordance with the terms of this Scheme. The authorised share capital of IpexH at the date of this Scheme is £2,100 divided into 100 IpexH Shares of which one IpexH Share is issued, nil paid, and the remainder of the IpexH Shares are unissued. IpexH has given its approval to this Scheme and agreed to appear by counsel at the hearing of the petition to sanction the Scheme and to undertake to be bound thereby and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

THE SCHEME

1. Cancellation of Scheme Shares

1.1 The issued share capital of PAH shall be reduced by cancelling and extinguishing the Scheme Shares save for the PAH Golden Share.

1.2 Subject to and forthwith upon the reduction of capital referred to in Clause 1.1 taking effect:

1.2.1 the authorised share capital of PAH shall be increased to its former amount by the creation of such number of Consulting Shares as shall have the same aggregate nominal value as the aggregate nominal value of the Scheme Shares cancelled pursuant to Clause 1.1; and

1.2.2 PAH shall apply the credit arising in its books of account as a result of such reduction of capital in paying up, in full at par, the Consulting Shares created pursuant to Clause 1.2.1 and shall allot and issue the same, credited as fully paid up, to PAH2.

2. Consideration for the cancellation of the Scheme Shares

2.1 In consideration of the cancellation of the Scheme Shares and the issue of the Consulting Shares pursuant to Clause 1, PAH2 shall, allot and issue (credited as fully paid) PAH2 Shares to the Scheme Shareholders on the following basis:

2.1.1 in relation to PAH Ordinary Shares:

(a) One PAH2 X Ordinary Share in place of every existing PAH X Ordinary Share held at the Scheme Record Time (save that, in relation to the PA ESOP, one fewer PAH2 X Ordinary Shares shall be allotted and issued to it and instead the single nil paid PAH X Ordinary Share held by it shall be credited as fully paid);

(b) One PAH2 Y Ordinary Share in place of every existing PAH Y Ordinary Share held at the Scheme Record Time;

(c) One PAH2 Z Ordinary Share in place of every existing PAH Z Ordinary Share held at the Scheme Record Time.

2.1.2 in relation to the PAH Special Shares:

(a) the PAH2 Golden Share in consideration of the payment of £1.00 by the Butten Trustees;

(b) one PAH2 A Share in place of every existing PAH A Share held at the Scheme Record Time;

(c) one PAH2 B Share in place of every existing PAH B Share held at the Scheme Record Time;

(d) one PAH2 C Share in place of every existing PAH C Share held at the Scheme Record Time; and

(e) one PAH2 Preference Share in place of every existing PAH Preference Share held at the Scheme Record Time.

2.2 The PAH2 Shares to be issued pursuant to Clause 2.1 shall comprise the entire issued share capital of PAH2 and shall have the following rights:

2.2.1 save as provided in Clauses 2.2.2 and 2.2.3 the PAH2 Shares shall have rights that are the same in all material respects in relation to PAH2 as the PAH Shares have in relation to PAH;

2.2.2 in the event of the liquidation of PAH2 and the passing in accordance with Section 110 of the Insolvency Act 1986 of a special resolution pursuant to which the liquidator of PAH2 is authorised to dispose of the Consulting Shares to PAH3 and Ipex Assets to IpexH:

(a) holders of PAH2 Shares shall be entitled to shares in PAH3 in consideration of the sale by the liquidator of the Consulting Shares to PAH3 as follows:

For each PAH2 X Ordinary Share held	One PAH3 X Ordinary Share
For each PAH2 Y Ordinary Share held	One PAH3 Y Ordinary Share
For each PAH2 Z Ordinary Share held	One PAH3 Z Ordinary Share
For the PAH2 Golden Share	One PAH3 Golden Share
For each PAH2 A Share held	One PAH3 A Share
For each PAH2 B Share held	One PAH3 B Share
For each PAH2 C Share held	One PAH3 C Share
For each PAH2 Preference Share held	One PAH3 Preference Share

(b) holders of PAH2 Shares shall be entitled to shares in IpexH in consideration of the sale by the liquidator of the Ipex Assets to IpexH as follows:

For each PAH2 Z Ordinary Share held	One IpexH Share, and

such liquidation of PAH2 shall not amount to a return of capital for the purposes of the article in the articles of association of PAH2 that is the equivalent of article 5.1 of the articles of association of PAH;

2.2.3 further, in order that the Demerger can be effected in accordance with the proposed timetable, the rights and restrictions attaching to the PAH2 Shares issued pursuant to the Scheme shall provide for each PAH2 Shareholder to vote in favour of the voluntary liquidation of PAH2 and the passing in accordance with Section 110 of the Insolvency Act 1986 of a special resolution pursuant to which the liquidator of PAH2 is authorised to dispose of the Consulting Shares to PAH3 and Ipex Assets to IpexH in consideration for the issue and allotment of shares in PAH3 and IpexH as outlined above and as security for the performance of that obligation the irrevocable appointment of an attorney selected by the directors of PAH2 on behalf of the PAH2 Shareholder to exercise the rights attaching to the PAH2 Shares of such shareholder including but not limited to:

(a) receiving notice of, attending and voting at any general meeting of the shareholders of PAH2, including meetings of the members of any particular class of shareholder, and all or any adjournment of such meetings, or signing any resolution as registered holder of the PAH2 Shares;

(b) completing and returning proxy cards, consents to short notice and any other documents required to be signed by the registered holder of the PAH2 Shares;

(c) dealing with and giving directions as to any documents, notices or other communications (in whatever form) arising by right of the PAH2 Shares or received in connection with the PAH2 Shares from PAH2 or any other person; and

(d) otherwise executing, delivering and doing all deeds, instruments and acts in the name of the PAH2 Shareholder insofar as may be done in the PAH2 Shareholder's capacity as registered holder of the PAH2 Shares.

2.3 The provisions of Clause 2 shall be subject to any prohibition or condition imposed by law.

3. Allotment of PAH2 Shares

3.1 Not later than five business days after the Scheme Operative Date, PAH2 shall allot and issue all PAH2 Shares which it is required to allot and issue to give effect to Clause 2.1 of this Scheme.

4. Implementing the Demerger

4.1 The actions contemplated by Clause 4.2 of this Scheme shall be conditional upon the following having occurred prior to 30 September 2008:

4.1.1 the passing at a general meeting of PAH2 of a special resolution for the voluntary winding up of that company and for the appointment of a liquidator or liquidators;

4.1.2 the passing, in accordance with Section 110 of the Insolvency Act 1986, of a special resolution or resolutions of PAH2 pursuant to which, *inter alia*, the liquidator of PAH2 is authorised to transfer the Consulting Shares to PAH3 in consideration for the issue by PAH3 of PAH3 Shares credited as fully paid as envisaged by Clause 2.2.2(a) and the Ipex Assets to IpexH in consideration for the issue by IpexH of IpexH Shares credited as fully paid as envisaged by Clause 2.2.2(b).

4.2 Forthwith upon the fulfilment of all the conditions in Clause 4.1 and subject to the parties thereto having entered into the Demerger Agreement and pursuant to its terms:

4.2.1 PAH2 shall transfer the Consulting Shares free from all liens, charges and encumbrances and together with all rights attaching thereto to PAH3 and PAH3 shall allot and issue PAH3 Shares as envisaged by Clause 2.2.2 (a);

4.2.2 PAH2 shall transfer the Ipex Assets free from all liens, charges and encumbrances and together with all rights attaching thereto to IpexH and IpexH shall allot and issue IpexH Shares as envisaged by Clause 2.2.2(b).

5. Share certificates and payments

5.1 If the Demerger is implemented as soon as practicable after the Demerger Effective Date and in any event not later than 15 business days after the date of the Demerger Effective Date:

5.1.1 there shall be no requirement for PAH2 to issue definitive share certificates;

5.1.2 PAH3 shall send by post to the persons entitled thereto share certificates in respect of the PAH3 Shares, and

5.1.3 IpexH shall send by post to the persons entitled thereto share certificates in respect of the IpexH Shares.

5.2 If the PAH3 Reduction of Capital is effected PAH3 shall despatch or procure the despatch of to the persons entitled thereto, or as they may direct, cheques for the dividend of US$4.50 on the PAH3 Y Ordinary Shares payable to them in accordance with the rights attaching thereto.

5.3 All certificates required to be sent pursuant to Clause 5.1 and all cheques required to be sent pursuant to Clause 5.2 shall be sent through the post in pre-paid envelopes addressed to the persons respectively entitled thereto at their respective addresses appearing in the register of members of PAH at the Scheme Record Time (or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the register in respect of the joint holding) or in accordance with any special instructions regarding communications received at the registered office of PAH before the Scheme Record Time.

5.4 If PAH3 Shares or IpexH Shares are consolidated or subdivided or if the nominal value of PAH3 Shares or IpexH Shares is reduced before the despatch of any certificates or the giving of any instructions in accordance with this Clause 5, the certificates or instructions shall relate to such PAH3 Shares or IpexH Shares as so consolidated, subdivided and/or reduced.

5.5 Neither PAH, PAH3 nor IpexH nor any agent of any of them shall be responsible for any loss or delay in transmission of certificates or cheques sent in accordance with this Clause 5.

5.6 All cheques shall be made payable to the share holder or, in the case of joint holders, to the first named share holder in respect of the shares concerned and the encashment of any such cheque shall be a complete discharge to PAH or PAH3, as the case may be for the monies represented thereby.

5.7 This Clause 5 shall be subject to any prohibition or condition imposed by law.

6. Overseas shareholders

Subject to the passing of the Special Resolution, if, in respect of any holder of Scheme Shares with a registered address outside the United Kingdom or who the Company reasonably believes is a citizen, resident or national of a jurisdiction outside the United Kingdom, the Company is advised that the allotment and issue of PAH2 Shares pursuant to Clause 2 above or the allotment and issue of PAH3 Shares or IpexH Shares pursuant to the Demerger would or might infringe the laws of any jurisdiction outside the United Kingdom or would or might require PAH, PAH2, PAH3 or IpexH to observe any governmental or other consent or any registration, filing or other formality with which PAH, PAH2, PAH3 or IpexH cannot comply or compliance with which PAH, PAH2, PAH3 or IpexH considers unduly onerous, PAH will (unless such shareholder satisfies PAH that no such infringement or requirement would apply) be authorised by the Amended PAH Articles to appoint any person to execute as transferor an instrument of transfer transferring, prior to the Scheme Record Time, the Scheme Shares held by such holder to a nominee to hold such Scheme Shares on trust for that holder, on terms that the nominee shall:

6.1 sell the Scheme Shares prior to the Scheme Operative Date; or

6.2 if it does not sell the Scheme Shares prior to the Scheme Operative Date, sell:

6.2.1 the PAH2 Shares that it receives pursuant to the Scheme in respect of such Scheme Shares as soon as practicable following the Scheme Operative Date; or

6.2.2 the PAH3 Shares and/or IpexH Shares, if any, that it receives pursuant to the Demerger in respect of the PAH2 Shares it receives pursuant to the Scheme as soon as practicable following the Demerger Effective Time,

in each case at the best price which can reasonably be obtained at the time of sale and that the proceeds of such sale (net of the expenses of sale) shall be paid to such shareholder by delivering a cheque to such shareholder in accordance with the provisions of Clause 3 above.

7. Certificates representing Scheme Shares

Save in respect of the PAH Golden Share, with effect from and including the Scheme Operative Date all certificates representing holdings of Scheme Shares shall cease to be valid in respect of such holdings and the shareholders in respect of such shares shall be bound at the request of PAH to deliver such certificates for cancellation to PAH or to any person appointed by PAH to receive the same, unless such certificates have already been destroyed.

8. Mandated payments and other instructions

8.1 Each mandate in force at the Scheme Record Time relating to the payment of dividends on Scheme Shares and each instruction then in force as to notices and other communications from PAH shall, unless and until varied or revoked, be deemed as from the Scheme Operative Date to be a valid and effective mandate or instruction to PAH2 in relation to the corresponding PAH2 Shares to be allotted and issued pursuant to this Scheme.

8.2 Each mandate in force relating to the payment of dividends on PAH2 Shares and each instruction in force as to notices and other communications from PAH2 due to the operation of Clause 8.1 of this Scheme shall, unless and until varied or revoked, be deemed as from the Demerger Effective Time to be a valid and effective mandate or instruction to:

8.2.1 PAH3 in relation to the corresponding PAH3 Shares to be allotted and issued pursuant to the Demerger; and

8.2.2 IpexH in relation to the corresponding IpexH Shares to be allotted and issued pursuant to the Demerger.

9. Effective date

9.1 This Scheme shall become effective as soon as an office copy of the Order of the Court sanctioning this Scheme under section 899 of the Act shall have been duly delivered to the Registrar of Companies.

9.2 The reduction of capital provided for by this Scheme shall become effective as soon as an office copy of the Order of the Court confirming such reduction of capital of PAH provided for in this Scheme under Section 137 of the Companies Act 1985 shall have been duly delivered to the Registrar of Companies for registration and registered by him.

9.3 Unless this Scheme shall have become effective on or before 30 September 2008 or such later date, if any, as PAH and PAH2 may agree and the Court may allow, it shall lapse.

10. Subscription for Ipex Capital Loan Notes and payment of costs

PAH shall be authorised and permitted following this Scheme becoming effective to:

10.1 subscribe up to £70 million for loan notes to be issued by Ipex Capital;

10.2 pay any and all of the costs and expenses relating to the matters referred to in Clause 10.1 above and the Scheme and Demerger generally.

11. PAH Ordinary Shares acquired through the PAH Share Purchase Plans and PAH Share Plans

The articles of association of PAH3 will contain provisions to give effect in all material respects to the arrangements set out below.

11.1 If any Employee (or former Employee) selling a Restricted Share then owes any sum to an EBT under a Loan Agreement that Employee (or former Employee) shall transfer to the trustees of the EBT such proportion of the proceeds of sale of that Restricted Share as the Employee (or former Employee) is obliged to pay to those trustees as a result of that sale.

11.2 In order to give effect to Clause 11.1, PAH may retain the share certificate for any Restricted Share and not approve the transfer of the Restricted Share unless it is satisfied that the proceeds of sale will be applied as required by Clause 11.1.

12. Modification

PAH and PAH2 may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose.

Dated: 29 April 2008

PART 10

DEFINITIONS

The following definitions apply throughout this document (except in those parts of this document containing the Scheme, the Notice of General Meeting and the Notice of Court Meeting, which contain separate definitions) unless the context requires otherwise.

AditOn	AditOn Limited, a private limited company incorporated in England and Wales with registered number 05752049;
Aegate	Aegate Limited, a private limited company incorporated in England and Wales with registered number 05089909;
alphabet shares	alphabet shares in the capital of PAIL;
alphabet shareholders	the persons for whom beneficial interests in alphabet shares are held;
Allocation of the Limited Partnership Units	the allocation that may be made by the Trustee of the PA ESOP of Limited Partnership Units (if it follows the recommendations of the Directors) as described in this document;
Amended PAH Articles	the amended and restated articles of association of PA Holdings Limited proposed to be adopted at the General Meeting;
Auto-txt	Auto-txt Limited, a private limited company incorporated in England and Wales with registered number 06442082;
the Board or **the Directors**	the directors of PAH as at the date of this document;
business day	a day (excluding Saturday or Sunday) on which banks generally are open for business in the City of London for the transaction of normal banking business;
Butten Trustees	the trustees for the time being and from time to time of the Butten Trust;
Butten Trust	the discretionary trust established in 1998 for the benefit of employees and former employees of the PA Group and their dependents worldwide;
Companies Act 1985	the Companies Act 1985, as amended;
Companies Act 2006	the Companies Act 2006, in force from time to time;
Contribution to the Ipex Fund	the contribution to the Ipex Fund of the Ventures Business by Ipex Capital as described in this document;
Consulting Business	PA Group's principal consultancy activity;
Consulting Shares	the ordinary shares of 10 pence each in the capital of PAH created following the cancellation of the Scheme Shares, to be issued credited as fully paid to PAH2 pursuant to the Scheme;
Court	the High Court of Justice of England and Wales;
Court Hearing	the hearing by the Court of the petition to sanction the Scheme;
Court Meetings	the US Smaller Shareholders Meeting and the Non US and US Larger Shareholders Meeting;
Demerger	the proposed demerger of the Ventures Business and the Consulting Business pursuant to section 110 of the Insolvency Act 1986 summarised in Part 1 of this document;

Demerger Agreement	the demerger agreement expected to be entered into between PAH2 (acting by its joint liquidators), PAH3 and IpexH after the Transfer of the Ipex Assets as described in paragraph 4 of Part 1 of this document;
Demerger Effective Date	the date on which the Demerger becomes effective, expected to be 24 June 2008;
Demerger Effective Time	the time at which the Demerger becomes effective, expected to be 8.00 a.m. (London Time) on the Demerger Effective Date;
Demerger Record Time	6.00 a.m. (London time) on the day on which the Demerger becomes effective;
Employee	a director or employee of a member of the PA Group;
FSA	the UK Financial Services Authority;
General Meeting	the general meeting of PAH convened for 28 May 2008 at 12.15 p.m., notice of which is set out in Part 12 of this document, and any adjournment of it;
HMRC	Her Majesty's Revenue and Customs;
Investment Management Agreement	the investment management agreement, to be entered into between Ipex Capital Management and Ipex GP appointing Ipex Capital Management to act as the investment manager of the Ipex Fund, as referred to in Part 4 of this document;
Ipex	after the Demerger but before the Contribution to the Ipex Fund, IpexH and the Ventures Business as carried on by Ipex Capital and its subsidiaries, and after the Contribution to the Ipex Fund, the Ventures Business as carried on or to be carried on by Ipex Capital Management and the Ipex Fund and/or the venture companies owned by the Ipex Fund from time to time, as the context may require;
Ipex Assets	the entire issued share capital of Ipex Capital and the Ipex Capital Loan Notes;
Ipex Capital	Ipex Capital Limited (formerly known as PA Ventures (UK) Limited), a private limited company incorporated in England and Wales with registered number 05693392;
Ipex Capital Loan Notes	loan notes to be issued by Ipex Capital as described in this document;
Ipex Capital Management	the limited liability partnership to be known as Ipex Capital Management LLP to be established to be the "Manager" as described in Part 4 of this document;
Ipex Fund	the limited partnership to be known as Ipex 1 Fund LP, to be established as envisaged in Part 4 of this document and of which Ipex GP is to be the general partner;
Ipex GP	a company that it is intended will be called Ipex 1 GP Limited, and to be incorporated as a private limited company in England and Wales as described in Part 4 of this document;
IpexH	Ipex Holdings Limited, a private limited company incorporated in England and Wales with registered number 06555872;
IpexH Reduction Court Hearing	the hearing of the petition to sanction the IpexH Reduction of Capital by the Court;
IpexH Reduction of Capital	the proposed reduction of capital of IpexH under section 135 of the Companies Act 1985;

IpexH Shares	(a) prior to the IpexH Reduction of Capital becoming effective, the ordinary shares of £2.10 (or such lower nominal value as the directors of IpexH shall decide prior to the date on which the Court is asked to sanction the Ipex Reduction of Capital to effect the Demerger) each in IpexH to be allotted and issued pursuant to the Demerger; and (b) following the Ipex Reduction of Capital becoming effective, the ordinary shares of 10 pence each in IpexH;
Limited Partnership Units or LPUs	rights to share in the profits made by the Ipex Fund which it is anticipated will be assigned by the trustee of the PA ESOP as described in this document;
Management Agreement	the agreement proposed to be entered into between PAH and Ipex Capital Management for Ipex to provide management services for ProcServe as described in Part 1 of this document;
Non US and US Larger Shareholders	those PAH Shareholders on the register as at 5 p.m. on 18 April 2008 other than the trustee of the PA ESOP, Sherobee and the US Smaller Shareholders;
Non US and US Larger Shareholders Meeting	the meeting of the Non US and US Larger Shareholders convened by order of the Court pursuant to Section 899 of the Companies Act 2006 to consider and, if thought fit, to approve the Scheme, and any adjournment thereof;
overseas shareholders	shareholders resident in, or citizens or nationals of, jurisdictions outside the United Kingdom;
PA	means, before the Demerger, the combination of the Consulting Business and the Ventures Business and, after the Demerger, the Consulting Business alone, as demerged;
PA EBT	any employee benefit trust (and/or a wholly owned subsidiary of such a trust) established for the benefit of all or some of the current or former directors and employees of all or certain members of the PA Group and/or the Ipex Group from time to time;
PA ESOP	the trust established by a trust deed dated 21 March 2004 and known as the PA 2004 ESOP;
PA Group	before the Demerger, PAH and its subsidiaries and subsidiary undertakings, and after the Demerger, PAH3 and its subsidiaries and subsidiary undertakings;
PAH	PA Holdings Limited;
PAH A Shares	the A shares of 10 pence each in the capital of PAH;
PAH Articles	the articles of association of PAH;
PAH B Shares	the B shares of 10 pence each in the capital of PAH;
PAH C Shares	the C shares of 10 pence each in the capital of PAH;
PAH Golden Share	the one golden share of £1.00 in the capital of PAH;
PA Holdings Limited or **the Company**	PA Holdings Limited, a private limited company incorporated in England and Wales with registered number 2235016;

PAH Ordinary Shares	(a) prior to the proposed reclassification and conversion of shares the ordinary shares of 10 pence each in the capital of PAH; (b) following the proposed reclassification and conversion of shares together the PAH X Ordinary Shares, the PAH Y Ordinary Shares and the PAH Z Ordinary Shares;
PAH Ordinary Shareholder	a holder of PAH Ordinary Shares;
PAH Preference Shares	the preference shares of 10 pence each in the capital of PAH;
PAH Reduction Court Hearing	the hearing of the petition to sanction the PAH Reduction of Capital by the Court;
PAH Reduction of Capital	the proposed reduction of capital of PAH pursuant to the Scheme;
PAH Shadow Share Scheme	the PAH shadow share scheme;
PAH Shares	the PAH Ordinary Shares, the PAH A Shares, the PAH B Shares, the PAH C Shares, the PAH Golden Share and the PAH Preference Shares;
PAH Shareholder	a holder of PAH Shares;
PAH Share Plans	Each of: (i) the PA Consulting UK Employee Share Option Scheme, adopted by the Company and approved by the HMRC on 5 September 2003 (as amended on 11 March 2005); (ii) the PA Holdings Limited 2003 Incentive Stock Option Plan adpopted by the Company on 5 September 2003; and (iii) the PA Consulting Global Share Option Plan, adopted by the Board on 11 March 2005;
PAH Share Purchase Plans	(i) the PA New Recruits Share Purchase Plan, constituted by a resolution of the Board passed on 5 October 1998 and by a resolution of the trustees of the PA EBT established by a deed dated 21 December 1995 also passed on 5 October 1998 (as amended and restated from time to time); (ii) the PA 2004 Bonus Share Purchase Plan, constituted by a resolution of a Committee of the Board passed on 27 April 2004 and by a resolution of the trustees of the PA ESOP passed on 28 April 2004; and (iii) the PA 2007 Senior Executive Share Purchase Plan, constituted by a resolution of the Remuneration Committee passed on 2 April 2007 and by a resolution of the trustees of the PA 2004 ESOP passed on 3 April 2007;
PAH Special Shares	the PAH Golden Share, the PAH Preference Shares, the PAH A Shares, the PAH B Shares and the PAH C Shares;
PAH X Ordinary Shares	the X Ordinary Shares of 10 pence each arising on the proposed reclassification and conversion of PAH Ordinary Shares and, where the context requires, the PAH Ordinary Shares from which such shares are to derive;
PAH Y Ordinary Shares	the Y Ordinary Shares of 10 pence each arising on the proposed reclassification and conversion of PAH Ordinary Shares and, where the context requires, the PAH Ordinary Shares from which such shares are to derive;

PAH Z Ordinary Shares the Z Ordinary Shares of 10 pence each arising on the proposed reclassification and conversion of PAH Ordinary Shares and, where the context requires, the PAH Ordinary Shares from which such shares are to derive;

PAH2 PAH 2 Limited a private company incorporated in England and Wales with registered number 06555996;

PAH2 A Shares the A shares of 10 pence each in the capital of PAH2;

PAH2 Board the directors of PAH2 from time to time;

PAH2 B Shares the B shares of 10 pence each in the capital of PAH2;

PAH2 C Shares the C shares of 10 pence each in the capital of PAH2;

PAH2 Golden Share the one golden share of £1.00 in the capital of PAH2;

PAH2 Ordinary Shares together the PAH2 X Ordinary Shares, the PAH2 Y Ordinary Shares and the PAH2 Z Ordinary Shares;

PAH2 Ordinary Shareholder a holder of PAH2 Ordinary Shares;

PAH2 Preference Shares the preference shares of 10 pence each in the capital of PAH2;

PAH2 Shares the PAH2 Ordinary Shares, the PAH2 Golden Share, the PAH2 A Shares, the PAH2 B Shares, the PAH2 C Shares and the PAH2 Preference Shares;

PAH2 Shareholder a holder of PAH2 Shares;

PAH2 X Ordinary Shares X Ordinary Shares of £4.00 (or such lower nominal value as the directors of PAH2 shall decide prior to the Demerger) each in the capital of PAH2;

PAH2 Y Ordinary Shares Y Ordinary Shares of £4.00 (or such lower nominal value as the directors of PAH2 shall decide prior to the Demerger) each in the capital of PAH2;

PAH2 Z Ordinary Shares Z Ordinary Shares of £4.00 (or such lower nominal value as the directors of PAH2 shall decide prior to the Demerger) each in the capital of PAH2;

PAH3 PA Consulting Group Limited, a private limited company incorporated in England and Wales with registered number 06555894;

PAH3 A Shares the A shares of 10 pence each in the capital of the PAH3;

PAH3 B Shares the B shares of 10 pence each in the capital of PAH3;

PAH3 C Shares the C shares of 10 pence each in the capital of PAH3;

PAH3 Golden Share the one golden share of £1.00 in the capital of PAH3;

PAH3 Ordinary Shares

(a) prior to the PAH3 Reduction of Capital becoming effective and the proposed reclassification and conversion of shares, the PAH3 X Ordinary Shares, the PAH3 Y Ordinary Shares and the PAH3 Z Ordinary Shares; and

(b) following the PAH3 Reduction of Capital becoming effective and the proposed reclassification and conversion of shares, the ordinary shares of 10 pence each in PAH3;

PAH3 Preference Shares the preference shares of 10 pence each in the capital of PAH3;

PAH3 Reduction Court Hearing	the hearing of the petition to sanction the PAH3 Reduction of Capital by the Court;
PAH3 Reduction of Capital	the proposed reduction of capital of PAH3 under section 135 of the Companies Act 1985;
PAH3 Shares	the PAH3 Ordinary Shares, the PAH3 Golden Share, the PAH3 A Shares, the PAH3 B Shares, the PAH3 C Shares and the PAH3 Preference Shares;
PAH3 Shareholder	a holder of PAH3 Shares;
PAH3 X Ordinary Shares	the X Ordinary Shares of £3.00 (or such lower nominal value as the directors of PAH3 shall decide prior to the date on which the Court is asked to sanction the PAH3 Reduction of Capital) each in PAH3 to be allotted and issued pursuant to the Demerger;
PAH3 Y Ordinary Shares	the Y Ordinary Shares of £3.00 (or such lower nominal value as the directors of PAH3 shall decide prior to the date on which the Court is asked to sanction the PAH3 Reduction of Capital) each in PAH3 to be allotted and issued pursuant to the Demerger;
PAH3 Z Ordinary Shares	the Z Ordinary Shares of £3.00 (or such lower nominal value as the directors of PAH3 shall decide prior to the date on which the Court is asked to sanction the PAH3 Reduction of Capital) each in PAH3 to be allotted and issued pursuant to the Demerger;
PAIL	PA International Limited, a private limited company incorporated in Bermuda with registered number EC30152;
PA Internal Market	the internal market operated twice a year by PA Holdings Limited over the PAH Ordinary Shares, which are traded at net asset value in accordance with the PAH Articles and the rules and procedures of the scheme established by the Company known as the PA Holdings Limited Internal Market, as in force from time to time;
Partnership Agreement	the partnership agreement to be entered into relating to the Ipex Fund, as described in Part 4 of this document;
pence or £	the lawful currency of the United Kingdom;
Plaque Attack	Torresant Limited (formerly known as Plaque Attack Limited), a private limited company incorporated in England and Wales with registered number 06212970;
ProcServe	ProcServe Holdings Limited, a Ventures Business company, being a company incorporated in England and Wales with registered number 05732676;
Proposals	collectively, the proposed Scheme, the Transfer of the Ipex Assets, the Demerger and the Contribution to the Ipex Fund and the anticipated Allocation of the Limited Partnership Units as described in this document;
Q&A Documents	together the briefing papers on the Proposals sent to PA Ordinary Shareholders and dated 11 February 2008 and 7 March 2008;
Registrars	the Company's registrars, Capita Registrars Limited of The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU;
Scheme	the scheme of arrangement of PAH in its present form as set out in Part 9 of this document or with or subject to any modification, addition or condition approved or imposed by the Court;
Scheme Circular	this document;

Scheme Operative Date	the date on which the reduction of capital provided for by the Scheme becomes effective in accordance with Clause 9 of the Scheme, expected to be 24 June 2008;
Scheme Record Date	the date of the PAH Reduction Court Hearing;
Scheme Record Time	6.00 p.m. (London time) on the Scheme Record Date;
Scheme Shareholder	a holder of Scheme Shares as appearing in the register of members of PAH at the Scheme Record Time;
Scheme Shares	means: (1) PAH X Ordinary Shares; (2) PAH Y Ordinary Shares; (3) PAH Z Ordinary Shares; (4) the PAH Golden Share; (5) PAH Preference Shares; (6) PAH A Shares; (7) PAH B Shares, and (8) PAH C Shares, in each case: (a) in issue at the date of the Scheme; (b) (if any) issued after the date of the Scheme and prior to the Scheme Voting Record Time; and (c) (if any) issued at or after the Scheme Voting Record Time and on or before the Scheme Record Time in respect of which the original, or any subsequent, holders shall be bound by the Scheme or in respect of which the original, or any subsequent, holders shall have agreed in writing to be so bound;
Scheme Voting Record Time	6.00 p.m. (London time) on 26 May 2008 or, if the Court Meeting is adjourned, 48 hours before the time appointed for any adjourned Court Meeting;
SEC	the United States Securities and Exchange Commission;
Securities Act	the US Securities Act of 1933, as amended;
Sherobee	Sherobee Limited, a company wholly owned by the PA ESOP;
Special Limited Partner	means the entity established by those persons entitled to subscribe for 12.5 per cent. of the ordinary share capital of each Investee Company as described under "Carried Interest and Co-investment" at Part 4 above;
Transfer of the Ipex Assets	the transfer by PAH to PAH2, of the entire issued share capital of Ipex Capital, the owner of the Venture Companies, by way of dividend in specie, as proposed in this document;
Transitional Services Agreement	the transitional services agreement to be entered into between PAH2 and Ipex Capital prior to the Demerger Effective Date and effective as of the Demerger Effective Date as described in paragraph 4 of Part 1 of this document;

United Kingdom or **UK**	the United Kingdom of Great Britain and Northern Ireland;
United States or **US** or **USA**	the United States of America, its territories and possessions, any state in the United States of America and the District of Columbia;
US Smaller Shareholders	those PAH Ordinary Shareholders who as at 18 April 2008 are registered with (a) an address in the United States and (b) as the holder of 1,750 PAH Ordinary Shares or less;
US Smaller Shareholders Meeting	the meeting of the US Smaller Shareholders convened by order of the Court pursuant to Section 899 of the Companies Act 2006 to consider and, if thought fit, to approve the Scheme, and any adjournment thereof;
Ventures Business	the investment business represented by the Venture Companies and certain other assets together with the proposed funding of an amount not exceeding £70 million which have been identified as the assets to be demerged by the Directors;
Venture Companies	AditOn, Aegate, Auto-txt and Plaque Attack.

PART 11

NOTICE OF COURT MEETINGS

No. 3286 of 2008

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT
MR REGISTRAR NICHOLLS

IN THE MATTER OF PA HOLDINGS LIMITED
and
IN THE MATTER OF THE COMPANIES ACT 2006

NOTICE IS HEREBY GIVEN that by an order dated 25 April 2008 made in the above matters the Court has directed meetings (the **Court Meetings**) to be convened of the US Smaller Shareholders and the Non US and US Larger Shareholders as the holders of PAH Ordinary Shares which are proposed to be reclassified and converted into PAH Y Ordinary Shares and PAH Z Ordinary Shares respectively (as defined in the scheme of arrangement (the **Scheme of Arrangement**) referred to below) for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between PA Holdings Limited (the **Company**) and the holders of the Scheme Shares and that such meetings will be held at 123 Buckingham Palace Road, London SW1W 9SR on 28 May 2008 at the following respective times (London time):

- in the case of the US Smaller Shareholders Meeting (as defined in the Scheme of Arrangement), 12 noon;
- in the case of the Non US and US Larger Shareholders Meeting (as defined in the Scheme of Arrangement), 12.05 p.m. (or, if later, immediately following the conclusion or adjournment of the preceding meeting),

at which place and time all holders of the said shares are requested to attend.

A copy of the Scheme of Arrangement and a copy of the explanatory statement required to be furnished pursuant to section 897 of the Companies Act 2006 are incorporated in the document of which this notice forms part.

Holders of PAH Ordinary Shares who are entitled to attend, speak and vote may vote in person at the Court Meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend, speak and vote in their stead. You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. For further details in relation to the appointment of multiple proxies please see note 4 to the Notice of General Meeting from the Company dated 29 April 2008. You may not appoint more than one proxy to exercise rights attached to any one share. Forms of proxy for use at the Court Meetings are enclosed with this notice as follows:

- If you are a US Smaller Shareholder (as defined in the Scheme of Arrangement) a pink form of proxy for use in respect of the US Smaller Shareholders Meeting;
- If you are not a US Smaller Shareholder (as defined in the Scheme of Arrangement) a blue form of proxy for use in respect of the Non US and US Larger Shareholders Meeting.

Completion of the form of proxy will not prevent a holder of PAH Y Ordinary Shares or PAH Z Ordinary Shares as the case may be attending and voting at the Court Meeting, or any adjournment thereof, in person if he wishes to do so.

It is requested that forms appointing proxies be lodged with the registrars of the Company, Capita Registrars of The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, no later than 12 noon (London time) on 26 May 2008 or, in the event that the Court Meeting is adjourned, not less than 48 hours before the time appointed for any adjourned meeting, but if forms are not so lodged, they may be handed to the Chairman at the Court Meeting.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

Entitlement to vote at the Court Meetings or any adjournment thereof, and the number of votes which may be cast thereat, will be determined by reference to the register of members of the Company at 6.00 p.m. (London time) on 26 May 2008 or, in the event that the Court Meeting is adjourned, to such register of members at 6.00 p.m. on the day two days prior to the date fixed for the adjourned meeting. Changes to entries in the relevant register of members after such time shall be disregarded in determining the rights of any person to attend or vote at the Court Meeting.

By the said order, the Court has appointed Jon Moynihan OBE or, failing him, Alan Middleton, or failing him, Andrew Hooke, to act as chairman of the Court Meeting and has directed the chairman to report the results thereof to the Court.

The Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Dated 29 April 2008

Speechly Bircham LLP
6 St Andrew Street
London EC4A 3LX
Solicitors for the Company

PART 12

NOTICE OF GENERAL MEETING

PA Holdings Limited

(Incorporated in England and Wales under the Companies Act 1985 with registered number 2235016)

Notice is hereby given that an General Meeting of PA Holdings Limited (the **Company**) will be held at 123 Buckingham Palace Road, London SW1W 9SR on 28 May 2008 at 12.15 p.m. (or as soon thereafter as the Court Meetings of the holders of PAH Ordinary Shares convened for the same place and date shall have been concluded or adjourned) for the following purposes:

Special Resolutions

1. To consider and, if thought fit, to pass the following resolution which will be proposed as a special resolution:

   That:

   (A) the directors of the Company be and are hereby authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme of Arrangement dated 29 April 2008 in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (the **Scheme**) proposed to be made between the Company and the Scheme Shareholders (as defined in the Scheme) into effect;

   (B) for the purpose of giving effect to the Scheme (and using the definitions therein):

      (a) with effect from such time and date as the directors of the Company shall resolve as being the latest practicable time prior to the Scheme Record Time:

         (i) each of the PAH Ordinary Shares be, and they are hereby, reclassified and converted into PAH X Ordinary Shares, PAH Y Ordinary Shares and PAH Z Ordinary Shares on the following basis:

            (A) each PAH Ordinary Share held at that time by the PA ESOP and/or Sherobee Limited shall be reclassified as and converted into one PAH X Ordinary Shares of 10 pence;

            (B) each PAH Ordinary Share held at that time by a US Smaller Shareholder shall be reclassified as and converted into one PAH Y Ordinary Share of 10 pence;

            (C) each issued PAH Ordinary Share other than the shares described in (A) or (B) above held at that time and each unissued PAH Ordinary Share shall be reclassified as and converted into PAH Z Ordinary Shares of 10 pence;

         (ii) each such share as so reclassified and converted (a **Reclassified Share**) shall have the respective rights set out in the Articles of Association of the Company as amended by sub-paragraph B(b) of this resolution; and

         (iii) the existing certificates for the PAH Ordinary Shares from which the Reclassified Shares are derived shall remain in issue and shall henceforth represent such Reclassified Shares.

(b) simultaneously with such reclassification and conversion taking effect, the articles of association of the Company shall be amended by inserting the following as new article 128:

"128 Notwithstanding anything in these Articles to the contrary:

128.1 words and expressions defined in the circular to shareholders of the Company dated 29 April 2008 (the "Circular") have the same meanings in this article 128 save where the context requires otherwise;

128.2 the rights attaching to the PAH X Ordinary Shares, PAH Y Ordinary Shares and PAH Z Ordinary Shares shall be identical, save that, notwithstanding anything in these articles to the contrary, the rights of such shares shall be respectively as follows:

128.2.1 upon the Scheme becoming effective each PAH X Ordinary Share shall confer upon the holder the right to receive the consideration ascribed to such share in the Scheme;

128.2.2 upon the Scheme becoming effective each PAH Y Ordinary Share shall confer upon the holder the right to receive the consideration ascribed to such share in the Scheme;

128.2.3 upon the Scheme becoming effective each PAH Z Ordinary Share shall confer upon the holder the right to receive the consideration ascribed to such share in the Scheme;

128.3 subject to the special rights set out in paragraph (B) above, for the purposes of these Articles the PAH X Ordinary Shares, PAH Y Ordinary Shares and PAH Z Ordinary Shares shall rank *pari passu* and all such shares shall be deemed to be ordinary shares of the same class and these Articles should be construed accordingly."

(c) simultaneously with such reclassification and conversion taking effect, the rights attaching to the PAH Golden Share be and are hereby amended by the deletion of paragraphs 3.5.1 to 3.5.6 (inclusive) and 3.7 of the articles of association of the Company and the consequential renumbering of the articles of association;

(d) the issued share capital of the Company be reduced by cancelling and extinguishing the Scheme Shares other than the PAH Golden Share;

(e) forthwith and contingently upon such reduction of capital taking effect:

(i) the authorised share capital of the Company be increased to its former amount by the creation of such number of ordinary shares of ten pence each in the capital of the Company (**New Shares**) as shall have the same aggregate nominal value as the Scheme Shares (as defined in the Scheme) cancelled pursuant to sub-paragraph (B)(d) of this resolution;

(ii) the Company shall apply the credit arising in its books of account on such reduction of capital in paying up, in full at par, the New Shares which shall be allotted and issued, credited as fully paid, to PAH2 and/or its nominee or nominees; and

(iii) the directors of the Company be and are hereby generally and unconditionally authorised, for the purposes of section 80 of the Companies Act 1985, to allot the New Shares provided that (1) the maximum number of shares which may be allotted hereunder shall be the aggregate nominal amount of the New Shares created pursuant to sub-paragraph (e)(i) of this resolution, (2) this authority shall expire on the conclusion of the next annual general meeting of the Company, and (3) this authority shall be in addition to any subsisting authority conferred on the directors of the Company pursuant to the said Section 80;

(C) the articles of association of the Company shall be amended by inserting the following as new article 129:

"129 Scheme of Arrangement

129.1 For the purpose of this Article 129, words and expressions defined in the circular to shareholders of the Company dated 29 April 2008 have the same meanings unless the context otherwise requires.

129.2 Notwithstanding any other provisions of these Articles, if any PAH Shares are allotted and issued to any person (a **new member**) other than PAH2 and/or its nominee at or after the adoption of this Article they will:

129.2.1 if allotment and issue is on or before the Scheme Record Time, be allotted and issued subject to the terms of the Scheme and shall be Scheme Shares for the purposes thereof and the new member, and any subsequent holder other than PAH2 and/or its nominee or nominees, shall be bound by the terms of the Scheme; and

129.2.2 subject to the Scheme becoming effective, if allotment and issue is after the Scheme Record Time, be immediately transferred to PAH2 and/or its nominee or nominees in consideration of and conditional on the issue or transfer to the new member of one PAH2 Share for each PAH Share so transferred. Any PAH2 Shares issued pursuant to this Article 129.2.2 to the new member will be credited as fully paid and shall rank equally in all respects with all PAH2 Shares in issue at the time and be subject to the articles of association of PAH2.

129.3 The number of PAH2 Shares to be issued or transferred to the new member under Article 129.2.2 may be adjusted by the directors of the Company in such manner as the Company's auditors may determine on any reorganisation of or material alteration of the share capital of either the Company or of PAH2 or any other return of value to holders of PAH2 Shares effected after the Scheme Operative Date, provided always that any fractions of a PAH2 Share shall be disregarded and shall be aggregated and sold for the benefit of PAH2.

129.4 In order to give effect to any such transfer required by Article 129.2.2, the Company may appoint any person to execute and deliver a form of transfer on behalf of the new member in favour of PAH2 and/or its nominee or nominees and to agree for and on behalf of the new member to become a member of PAH2. Pending the registration of PAH2 as a holder of any share to be transferred pursuant to this Article 129.2.2, PAH2 shall be empowered to appoint a person nominated by the directors of the Company to act as attorney on behalf of any holder of such share in accordance with such directions as PAH2 may give in relation to any dealings with or disposal of such share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and any holder of such share shall exercise all rights attached thereto in accordance with the directions of PAH2 but not otherwise.

129.5 In connection with the Scheme, if, in respect of any holder of Scheme Shares with a registered address outside the United Kingdom or who the Company reasonably believes is a citizen, resident or national of a jurisdiction outside the United Kingdom, the Company is advised that the allotment and issue of PAH2 Shares pursuant to Clause 2 of the Scheme or the allotment and issue of PAH3 Shares or IpexH Shares pursuant to the Demerger would or might infringe the laws of any jurisdiction outside the United Kingdom or would or might require the Company, PAH2, PAH3 or IpexH to observe any governmental or other consent or any registration, filing or other formality with which the Company, PAH2, PAH3 or IpexH cannot comply or compliance with which the Company, PAH2, PAH3 or IpexH considers unduly onerous, the Company shall (unless such shareholder satisfies the Company that no such infringement or requirement would apply) be entitled to appoint any person to execute as transferor an instrument of transfer transferring, prior to the Scheme Record Time, the Scheme Shares held by such holder to a nominee to hold such Scheme Shares on trust for that holder, on terms that the nominee shall sell:

(i) the Scheme Shares prior to the Scheme Operative Date; or

(ii) if it does not sell the Scheme Shares, sell:

(a) the PAH3 Shares, if any, that it receives pursuant to the Scheme in respect of such shares as soon as practicable following the Scheme Operative Date; and

(b) the IpexH Shares, if any, that it receives in respect of the PAH2 Shares referred to in (a) as soon as practicable following the Demerger Effective Time;

in the case of a sale of PAH Ordinary Shares at £7.27 per share and in any other case at the best price which can reasonably be obtained at the time of sale and that the proceeds of such sale (net of the expenses of sale) shall be paid to such shareholder by delivering a cheque to such shareholder in accordance with the provisions of Clause 3 of the Scheme.

129.6 The instrument of transfer executed by an appointee of the Company pursuant to Article 129.5 above shall be as effective as if it had been executed by the registered holder of or person entitled by transmission to the Scheme Shares to which such instrument relates and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto.

129.7 In the absence of bad faith or wilful default, neither PAH, PAH2, PAH3, IpexH nor any nominee appointed by the Company pursuant to Article 129.5 above shall be responsible for any loss or damage to any person arising from any transaction pursuant to this Article 129 or for any alleged insufficiencies of the terms or the timing of such sale.", and

(D) contingently upon the Demerger becoming effective, with effect from the Demerger Effective Time, the Articles of Association produced to the meeting and initialled by the chairman of the meeting for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association of the Company (as amended) and the directors of the Company be and are hereby, with effect from 1 October 2008, authorised in accordance with section 175(5)(a) of the Companies Act 2006 to authorise situations in which a director of the Company has, or can have, an interest which conflicts, or possibly may conflict, with the interests of the Company.

2. To consider and, if thought fit, to pass the following resolution which will be proposed as a special resolution:

That, subject to the passing of the resolution numbered 1 set out in the notice convening this meeting, the subscription for Ipex Capital Loan Notes, the Transfer of the Ipex Assets and the Demerger (in each case as defined in the Circular of the Company dated 29 April 2008 (the **Scheme Circular**)) and each as described in Part 1 of the Scheme Circular, be and are hereby approved and the directors of the Company be and are hereby authorised to take all such action as they may consider necessary or appropriate for carrying such transfer, demerger, reduction of capital and contribution into effect.

3. To consider and, if thought fit, to pass the following resolution which will be proposed as a special resolution:

That, subject to the Scheme and the Demerger becoming effective, the PAH3 Reduction of Capital (as defined and described in Part 1 of the Scheme Circular), be and is hereby approved.

4. To consider and, if thought fit, to pass the following resolution which will be proposed as a special resolution:

That, subject to the Scheme and the Demerger becoming effective, the IpexH Reduction of Capital, (as defined and as described in Part 1 of the Scheme Circular), be and is hereby approved.

BY ORDER OF THE BOARD

Kully Janjuah
Company Secretary
Dated 29 April 2008

Registered Office
123 Buckingham Palace Road, London SW1W 9SR

Notes:

(1) Every member who is entitled to attend, speak and vote at the meeting is entitled to appoint one or more proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the Company. You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. Appointment of proxies does not preclude members from attending and voting at the meeting or any adjournment thereof should they wish to do so. A Form of Proxy is enclosed.

(2) To be valid, an instrument appointing a proxy in hard copy form must be deposited at the office of the Company's registrars, Capita Registrars Limited at The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, not later than 48 hours before the time of the meeting.

(3) Entitlement to vote at the meeting or any adjournment thereof, and the number of votes which may be cast thereat, will be determined by reference to the register of members of the Company at 6.00 p.m. (London time) on 26 May 2008 or, in the event that the meeting is adjourned, to such register of members at 6.00 p.m. on the day two days prior to the date fixed for the adjourned meeting. Changes to entries in the relevant register of members after such time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

(4) The following principles shall apply in relation to the appointment of multiple proxies:

(a) the Company will give effect to the intentions of members and include votes wherever and to the fullest extent possible;

(b) where a proxy does not state the number of shares to which it applies (a "**blank proxy**") then, subject to the following principles where more than one proxy is appointed, that proxy is deemed to have been appointed in relation to the total number of shares registered in the name of the appointing member (the "**member's entire holding**"). In the event of a conflict between a blank proxy and a proxy which does state the number of shares to which it applies (a "**specific proxy**"), the specific proxy shall be counted first, regardless of the time it was sent or received (on the basis that as far as possible, the conflicting forms of proxy should be judged to be in respect of different shares) and remaining shares will be apportioned to the blank proxy (*pro rata* if there is more than one);

(c) where there is more than one proxy appointed and the total number of shares in respect of which proxies are appointed is no greater than the member's entire holding, it is assumed that proxies are appointed in relation to different shares, rather than that conflicting appointments have been made in relation to the same shares. That is, there is only assumed to be a conflict where the aggregate number of shares in respect of which proxies have been appointed exceeds the member's entire holding;

(d) when considering conflicting proxies, later proxies will prevail over earlier proxies, and which proxy is later will be determined on the basis of which proxy is last sent (or, if the Company is unable to determine which is last sent, last received). Proxies in the same envelope will be treated as sent and received at the same time, to minimise the number of conflicting proxies;

(e) if conflicting proxies are sent or received at the same time in respect of (or deemed to be in respect of) an entire holding, none of them shall be treated as valid;

(f) where the aggregate number of shares in respect of which proxies are appointed exceeds a member's entire holding and it is not possible to determine the order in which they were sent or received (or they were all sent or received at the same time), the number of votes attributed to each proxy will be reduced *pro rata*;

(g) where the application of paragraph (f) above gives rise to fractions of shares, such fractions will be rounded down;

(h) if a member appoints a proxy or proxies and then decides to attend the meeting in person and vote, on a poll, using his poll card, then the vote in person will override the proxy vote(s). If the vote in person is in respect of the member's entire holding then all proxy votes will be disregarded. If, however, the member votes at the meeting in respect of less than the member's entire holding, then if the member indicates on his polling card that all proxies are to be disregarded, that shall be the case; but if the member does not specifically revoke proxies, then the vote in person will be treated in the same way as if it were the last received proxy and earlier proxies will only be disregarded to the extent that to count them would result in the number of votes being cast exceeding the member's entire holding; and

(i) in relation to paragraph (h) above, in the event that a member does not specifically revoke proxies, it will not be possible for the Company to determine the intentions of the member in this regard. However, in light of the aim to include votes wherever and to the fullest extent possible, it will be assumed that earlier proxies should continue to apply to the fullest extent possible.

PART 13

Company Number: 06555996

THE COMPANIES ACTS 1985 AND 2006
PRIVATE COMPANY LIMITED BY SHARES

WRITTEN RESOLUTIONS
OF
PAH 2 LIMITED (the Company)

Circulation Date: 24 June 2008

The following is the text for Written Resolutions of PAH2 proposed to be passed pursuant to Chapter 2 of Part 13 of the Companies Act 2006:

Special Resolutions

1. That the Company be wound up voluntarily and that Samantha Keen and Richard White of Grant Thornton UK LLP, 1 Dorset Street, Southampton, SO15 2DP, be appointed joint liquidators of the Company for the purposes of the voluntary winding-up.

2. That the joint liquidators be authorised to value the whole or part of the Company's non-cash assets for the purpose of a distribution in specie and that they distribute such assets accordingly.

3. That the joint liquidators be authorised pursuant to section 165 of the Insolvency Act 1986 to exercise such powers specified in Part 1 of Schedule 4 of the said Act as may be necessary for the purposes of the liquidation.

4. Pursuant to section 110 of the Insolvency Act 1986 the joint liquidators be sanctioned to enter into the proposed Demerger Agreement (the **Demerger Agreement**) between the Company (acting by its joint liquidators), PAH3 and IpexH (in each case as defined in the Circular to shareholders of PA Holdings Limited dated 29 April 2008) a copy of which has been produced to each of us and initialled for the purposes of identification, and to do all such acts, take such steps and execute all such documents as they may in their absolute discretion consider necessary, expedient or desirable in order to carry the Demerger Agreement into effect, subject to such amendments or variations thereto as the joint liquidators may in their absolute discretion think fit.

Ordinary Resolutions

5. That the joint liquidators' remuneration be fixed by reference to Grant Thornton UK LLP's time costs and that the joint liquidators be authorised to be paid and to draw such remuneration at such intervals as they may determine and be paid any expenses properly incurred in relation to the liquidation.

6. That the joint liquidators be authorised to act severally in the conduct of the liquidation.

PART 14

STATUTORY PROVISIONS RELATING TO LIQUIDATORS' REMUNERATION

Introduction

When a company goes into liquidation the costs of the proceedings are paid out of its assets. The shareholders therefore have a direct interest in the level of costs and the liquidators' remuneration.

Alternative Bases of Remuneration

The basis for fixing the liquidators' remuneration is set out in Rule 4.148A of the Insolvency Rules 1986. The Rule states that the remuneration shall be fixed either:

i as a percentage of the value of the assets which are realised or distributed or both; or

ii by reference to the time properly given by the liquidator and his staff in attending to matters arising in the liquidation.

It is for the shareholders of the company in general meeting to determine on which of these bases the remuneration is to be fixed. If the remuneration is not fixed in this way, it will be in accordance with the default scale set out in schedule 6 to the Insolvency Rules 1986.

Factors to be Considered in Determining the Basis of Remuneration

i complexity (or otherwise) of the case

ii responsibility of an exceptional kind or degree which falls on the liquidators

iii effectiveness with which the liquidators appear to be carrying out, or to have carried out, their duties

iv value and nature of the assets that the liquidators have to deal with.

END